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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  --------------------------------------------

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                        Scott Cable Communications, Inc.
                        --------------------------------
                               (Name of applicant)

               Four Landmark Square, Suite 302, Stamford CT 06901
               --------------------------------------------------
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                 Title of Class                         Amount
                 --------------                         ------

      16% Junior Subordinated Pay-in-Kind             $38,925,797
            Notes due July 18, 2002

          Approximate date of proposed public offering: Not Applicable

                     Name and address of agent for service:

                               Bruce A. Armstrong
                      President and Chief Executive Officer
                        Scott Cable Communications, Inc.
                         Four Landmark Square, Suite 302
                               Stamford, CT 06901
                                 (203) 323-1100

                                 with copies to:

                             Stanley E. Bloch, Esq.
                             Baer Marks & Upham LLP
                                805 Third Avenue
                               New York, NY 10022
                                 (212) 702-5700

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

1. General Information.

      Scott Cable Communications, Inc. ("Scott" or the "Company") is a corporation incorporated under the laws of the State of Texas.

2. Securities Act Exemption Applicable.

      In February 1996, the Company and other corporations who held the then issued and outstanding capital stock of the Company (the "Holding Companies," and together with Scott, the "Debtors") filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code (the "Bankruptcy Code"). On December 6, 1996, the United States Bankruptcy Court for the District of Delaware approved the Debtors' Second Amended Joint Plan of Reorganization dated October 31, 1996, as modified (the "Plan of Reorganization"). Pursuant to the Plan of Reorganization, (a) each holder of an allowed Class 6 Claim (as defined therein) is entitled to receive (i) its pro rata share of a cash payment of $6,087,153 (representing accrued interest of $5,087,153, a $500,000 payment to reduce the principal amount of its claim and a restructuring fee of $500,000), (ii) a negotiable certificate representing each holder's pro rata share of an undivided interest in the Company's 15% Senior Subordinated Pay-in-Kind Notes due March 18, 2002 in the initial aggregate principal amount of $49,500,000 (the "Second Secured PIK Notes") and 75,000 shares of the Company's Class C Common Stock, par value $.10 per share (the "Class C Stock"), and (iii) a negotiable certificate representing each holder's pro rata share of an undivided interest in 15% of the Company's 16% Junior Subordinated Pay-in-Kind Notes due July 18, 2002 in the initial aggregate principal amount of $38,925,797 (the "Third Secured PIK Notes") and (b) each holder of an allowed Class 7 Claim (as defined therein) was entitled to receive (i) a negotiable certificate representing each holder's pro rata share of an undivided interest in 85% of the Third Secured PIK Notes and
(ii) its pro rata share of 24,000 shares of the Company's Class B Common Stock, par value $.10 per share (the "Class B Stock"). Section 1145 of the Bankruptcy Code exempts from the registration requirements of the Securities Act of 1933, as amended, the issuance by the Company of, among other things, the Third Secured PIK Notes pursuant to the Plan of Reorganization.

3. Affiliates.

      The following table sets forth, as of January 20, 1997, those persons who may be deemed "affiliates" of the Company and the respective voting securities owned by each or such other bases of control:

                                                    Voting Securities
                                                        or Other
                 Name                               Bases of Control
                 ----                               ----------------

Scott Cable Management Company, Inc.(1)  Manager of the Company's operations pursuant to the Management Agreement

Mr. Bruce A. Armstrong(2)                Control of Manager

Media/Communications Partners Limited    15,466 shares of Class B Common Stock
  Partnership et al.(3)

Allstate Insurance Company(4)            7,999 shares of Class B Common Stock

----------
(1) The Company and Scott Cable Management Company, Inc. (the "Manager") have entered into a management agreement, dated December 18, 1996, pursuant to which the Manager acts as the manager, supervisor and operator of the Company's cable television systems and directs all actions with respect to operations and management other than extraordinary decisions. The Manager is the registered owner of 1,000 shares of the Company's Class A Common Stock, par value $.10 per share (the "Class A Stock").

(2) Mr. Bruce A. Armstrong, the Company's President and Chief Executive Officer, is the sole stockholder of the Manager and may be deemed to beneficially own the shares of Class A Stock held by the Manager. See "Directors and Executive Officers -- Manager" and "Principal Owners of Voting Securities."

(3) Media/Communications Partners Limited Partnership, Chestnut Street Partners, Inc., Milk Street Partners, Inc. and TA Investors hold 13,920, 665, 240 and 641 shares, respectively, of the Class B Common Stock or 15,466 shares in the aggregate (representing an aggregate of approximately 47.6% of the combined voting power of the Company's Common Stock). Such entities are under common control. Richard H. Churchhill, Jr., a director of the Company, is an officer of, or equity holder in, each of Media/Communications
    Partners Limited Partnership, Chestnut Street Partners, Inc., Milk Street Partners, Inc. and TA Investors and may be deemed to beneficially own the shares of Common Stock held by these entities in proportion to his percentage of equity ownership in such entities.

(4) Such shares represent approximately 24.6% of the combined voting power of the Company's Common Stock.

4. Directors and Executive Officers.

      Manager. The Company and Scott Cable Management Company, Inc., the Manager, entered into a management agreement, dated December 18, 1996 (the "Management Agreement"), pursuant to which the Manager acts as the manager, supervisor and operator of the Company's cable television systems and directs all actions concerning the operation and management of the systems other than extraordinary decisions. The Management Agreement terminates on December 31, 1999, unless earlier terminated in accordance with its terms. Bruce A. Armstrong, a member of the Company's Board of Directors and its President and Chief Executive Officer, is the sole stockholder of the Manager. All of the Company's executive officers, other than Mr. J. Paul Morbeck, are employees of an affiliate of the Manager.

      Directors and Executive Officers. The following table sets forth certain information concerning the directors and executive officers of the Company:

             Name               Age    Positions with the Company
             ----               ---    --------------------------

Bruce A. Armstrong(1)(5)......  49     President, Chief Executive Officer and
                                       Director
John M. Flanagan, Jr.(1)(5)...  53     Senior Vice President, Chief Financial
                                       Officer and Director
Day L. Patterson(1)(5)........  53     Senior Vice President, General Counsel
                                       and Secretary
Steven C. Fox(1)(5)...........  46     Vice President, Treasurer and Assistant
                                       Secretary
Jerold S. Earl(1)(5)..........  48     Vice President -- Engineering
J. Paul Morbeck(1)............  45     Vice President
Richard H. Churchill, Jr.(2)..  44     Director
William Derrough(3)...........  32     Director
Jarlath Johnston(4)...........  48     Director

----------
(1) The mailing address of Messrs. Armstrong, Flanagan, Patterson, Fox, Earl and Morbeck is Scott Cable Communications, Inc., Four Landmark Square, Suite 302, Stamford CT 06901.
(2) The mailing address of Mr. Churchill is c/o Media/Communications Partners Limited Partnership, 75 State Street, Boston, Massachusetts 02109.
(3) The mailing address of Mr. Derrough is 11111 Santa Monica Boulevard, Suite 210, Los Angeles, CA 90025.
(4) The mailing address of Mr. Johnston is 301 East 79th Street, New York, New York 10021.
(5) Messrs. Armstrong, Flanagan, Patterson, Fox and Earl are employees of an affiliate of the Manager.

      Composition of the Board of Directors. The Company's Amended and Restated Articles of Incorporation (the "Articles") provide that the Board of Directors will consist of five members as of the effective date of the Plan of Reorganization, two who are considered to be Class A Common Stock directors, two who are considered to be Class C Common Stock directors (until such stock is converted into Class A Common Stock, at which time there will be four Class A Common Stock directors) and one who is considered to be a Class B Common Stock director. Directors are elected annually. See "Capitalization."

      As of January 22, 1997, Messrs. Armstrong and Flanagan serve as Class A Common Stock directors, Mr. Churchhill serves as the Class B Common Stock director and Messrs. Derrough and Johnston serve as Class C Common Stock Directors.

      Special Provisions Regarding Board Action. Except as otherwise provided in the Articles or below, an act of a majority of the members of the Board of Directors present at any meeting at which a quorum is present constitutes Board authorization. Notwithstanding the foregoing, the Articles provide that a vote of four of the Company's five directors is required for Board authorization regarding the following Company actions: incurrence of significant additional debt; extraordinary capital expenditures; the declaration of any dividend; the commencement of a voluntary case under the Bankruptcy Code or any similar bankruptcy or insolvency proceeding; or the consent of an involuntary petition for relief. In addition, the Class C Common Stock directors have the sole responsibility to make decisions on behalf of the Board of Directors with respect to the early termination of the Management Agreement as a result of the breach thereof, the selection of a new manager upon such termination, and whether the Management Agreement will be renewed at the end of its term.

5. Principal Owners of Voting Securities.

      The Company has three classes of common stock issued and outstanding. The following table sets forth certain information, as of January 20, 1997, regarding each person known by the Company to own of record whether, beneficially or otherwise, ten percent or more of each class of the Company's outstanding voting securities and the total voting power with respect thereto.*

                                   Class A              Class B               Class C
                               Common Stock(1)       Common Stock(2)      Common Stock (3)      Percent of
                             -------------------   ------------------   -------------------
       Name and               Number     Percent    Number    Percent    Number     Percent        Total
    Mailing Address          of Shares  of Class  of Shares  of Class   of Shares  of Class    Voting Securities
    ---------------          ---------  --------  ---------  --------   ---------  --------    -----------------
Fleet National Bank, as
   depositary(4).......         --         --        --          --      75,000      100%          23.1%
Media/Communications Partners   --
   Limited Partnership et al(5)            --      15,466      64.4%       --         --           47.6
Allstate Insurance Company(6)   --         --       7,999      33.3        --         --           24.6
Scott Cable Management
   Company, Inc.(7)....        1,000      100%       --          --        --         --            3.1
Bruce A. Armstrong(8)..         --         --        --          --        --         --             --
Richard H. Churchill, Jr. (9)   --         --        --          --        --         --             --

----------

* Pursuant to a pledge agreement dated as of December 18, 1996 (the "Pledge Agreement") by and among all of the record holders of the Company's issued and outstanding shares of Common Stock and Finova Capital Corporation ("Finova"), individually and as agent for the lenders (the "Lenders") under the loan agreement dated as of December 18, 1996 between the Company and the Lenders (the "Loan Agreement"), all of such shares have been pledged to the Lenders as collateral for the Company's obligations under the Loan Agreement.

(1) Each share of the Company's Class A Common Stock generally has ten votes per share. The holders of Class A Common Stock, voting as a separate class, are entitled to elect two of the Company's five directors, except as otherwise described herein. No share of Class A Common Stock may be transferred until all of the shares of Class C Common Stock have been converted into shares of Class A Common Stock pursuant to the Articles, except as otherwise provided in the Management Agreement. See "Directors and Executive Officers -- Manager" and "Capitalization -- Class A Common Stock."

(2) Each share of the Company's Class B Common Stock generally has ten votes per share. The holders of Class B Common Stock, voting as a separate class, are entitled to elect one of the Company's five directors. See "Capitalization -- Class B Common Stock."

(3) Each share of the Company's Class C Common Stock generally has one vote per share. The holders of Class C Common Stock, voting as a separate class, are entitled to elect two of the Company's five directors. Each share of Class C Common Stock will automatically convert into one share of Class A Common Stock upon the earlier of December 31, 1999 or a "transaction event" (as defined under the caption "Capitalization" below). The beneficial ownership of the Class C Common Stock is transferable only with the proportional share of the Second Secured PIK Notes issued to the holders under the Plan of Reorganization. See "Capitalization -- Class C Common Stock."

(4) Pursuant to the terms of the deposit agreement, dated as of December 18, 1996 (the "Deposit Agreement"), by and among the Company, Fleet National Bank, as depositary (the "Depositary"), and Fleet National Bank, as trustee for holders (the "Holders") of the Second Secured PIK Notes, the Depositary is the record holder of the 75,000 shares of Class C Stock on behalf of the Holders, and not as principal, and, accordingly, it has no obligation to vote such shares other than pursuant to the written instructions of the Holders in accordance with such agreement. The Depositary disclaims beneficial ownership of the 75,000 shares of Class C Stock held by it pursuant to the Deposit Agreement. The mailing address of Fleet National Bank is Corporate Trust Department, One Federal Street, Boston, Massachusetts 02110.

(5) Media/Communications Partners Limited Partnership, Chestnut Street Partners, Inc., Milk Street Partners, Inc. and TA Investors hold 13,920, 665, 240 and 641 shares, respectively, of the Class B Common Stock or 15,466 shares in the aggregate (representing an aggregate of approximately 47.6% of the combined voting power of the Company's Common Stock). Such entities are under common control. The mailing address of all of such entities is c/o Media/Communications Partners Limited Partnership, 75 State Street, Boston, Massachusetts 02109.

(6) The mailing address of Allstate Insurance Company is 3075 Sanders Road, Building G5D, Northbrook, Illinois 60062.

(7) The Company and Scott Cable Management Company, Inc. have entered into a management agreement, dated December 18, 1996, pursuant to which the Manager acts as the manager, supervisor and operator of the Company's cable television systems and directs all actions with respect to operations and management other than extraordinary decisions. The Manager is the registered owner of 1,000 shares of the Company's Class A Stock.

(8) Mr. Bruce A. Armstrong, the Company's President and Chief Executive Officer, is the sole stockholder of the Manager and may be deemed to beneficially own the shares of Class A Stock held by the Manager. See "Directors and Executive Officers -- Manager" and "Principal Owners of Voting Securities."

(9) Mr. Churchill, a director of the Company, is an officer of, or equity holder in, each of Media/Communications Partners Limited Partnership, Chestnut Street Partners, Inc., Milk Street Partners, Inc. and TA Investors and may be deemed to beneficially own shares of Common Stock held by such entities in proportion to his percentage of equity ownership in such entities.

6. Underwriters.

      No person within the three-year period prior to the date hereof has acted as an "underwriter" (as such term is defined under the Trust Indenture Act of 1939, as amended) of any of the Company's currently issued and outstanding securities.

7. Capitalization.

      The following table sets forth certain information regarding each authorized class of equity securities of the Company as of January 20, 1997.

    Title of Class             Amount Authorized           Amount Outstanding
    --------------             -----------------           ------------------

Class A Common Stock             76,000 shares                1,000 shares
Class B Common Stock             24,000 shares                24,000 shares
Class C Common Stock             75,000 shares                75,000 shares

      General. Pursuant to the Articles, the Company has the authority to issue 175,000 shares of common stock, $0.10 par value per share (the "Common Stock"), of which 76,000 shares are designated as Class A Common Stock ("Class A Stock"), 24,000 shares are designated as Class B Common Stock ("Class B Stock") and 75,000 shares are designated as Class C Common Stock ("Class C Stock"). All of the classes of the Company's Common Stock have the same preferences, limitations and relative rights other than with respect to voting rights and provisions regarding conversion and transferability. The Articles prohibit the Company from issuing non-voting equity securities.

      Class A Common Stock. Each share of Class A Stock has ten votes per share, except that with respect to the election of directors the holders of Class A Stock, voting as a separate class, are entitled to elect two of the Company's five directors and upon certain circumstances four of the five directors. The Class A Stock may not be transferred until the Class C Stock has automatically converted into Class A Stock in accordance with its terms, except as otherwise provided in the Management Agreement. See "Directors and Executive Officers -- Manager."

      Class B Common Stock. Each share of Class B Stock has ten votes per share, except that with respect to the election of directors the holders of Class B Stock, voting as a separate class, are entitled to elect one of the Company's five directors.

      Class C Common Stock. Each share of Class C Stock has one vote per share, except that with respect to the election of directors the holders of Class C Stock, voting as a separate class, are entitled to elect two of the Company's five directors. Each share of the Class C Stock will automatically convert into one share of Class A Stock upon the earlier of December 31, 1999 or a "transaction event". A "transaction event" generally includes any merger, consolidation, liquidation or dissolution of the Company, the sale of all of the Company's systems and any similar transactions, including the reclassification of the Company's capital stock or the distribution of assets to its shareholders. Upon the conversion of the Class C Stock into Class A Stock, the holders of the Class A Stock (including the holders of shares of converted Class C Stock), voting as a separate class, will be entitled to elect four out of five of the Company's directors. The beneficial ownership of the Class C Stock may be transferred only with the proportional share of the Second Secured PIK Notes issued to the Holders pursuant to the Plan of Reorganization.

      Any amendment to the Articles concerning approval by the Board of Directors of certain determinations concerning the Management Agreement must be approved by the affirmative vote of a majority of the shares of the holders of the Class C Stock, voting as a separate class.

8. Analysis of Indenture Provisions.

      The terms of the indenture securities include those stated in the indenture, dated as of December 18, 1996, between the Company and Fleet National Bank, as Trustee, with respect to the Third Secured PIK Notes (the "Indenture") and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The following analysis of certain provisions of the Indenture makes use of certain capitalized terms defined in the Indenture and not herein and such terms shall have the meanings given to them in the Indenture and shall be incorporated by reference herein. The following analysis does not purport to be a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the Indenture, which provisions are incorporated by reference as part of such analysis. (Section references are to the relevant provisions of the Indenture.)

      A. Default Provisions.

      An "Event of Default" occurs under the Indenture if: (1) the Company defaults in the payment of interest on the Securities when the same becomes due and payable and the default continues for a period of 30 days; or (2) the Company defaults in the payment of principal on the Securities when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; or (3) the Company fails to observe or perform any covenant or agreement (other than those referred to in subparagraph (1) or (2) above or specifically addressed elsewhere herein) made by it in the Indenture and such failure continues for a period of 30 days after written notice of such failure is given by the Trustee; or (4) any representation or warranty made by or on behalf of the Company in or pursuant to any of the Indenture Instruments or in any instrument or document furnished in compliance with the Indenture Instruments proves to be false or misleading in any material respect on the date as of which it is made; or (5) (i) the Company defaults (as principal or guarantor or other surety) in the payment of any principal of or premium or interest on any Indebtedness for Borrowed Money of the Company beyond the grace period, if any, applicable thereto and the aggregate amount of such payments then in default beyond such grace period exceeds $100,000 or (ii) any default occurs in respect of any issue of Indebtedness for Borrowed Money of the Company outstanding in a principal amount of at least $300,000, or in respect of any agreement or instrument relating to any such issue of Indebtedness for Borrowed Money, and such default continues beyond the grace period, if any, applicable thereto, and in each case, such default continues uncured or unwaived for a period of 60 days after written notice thereof is given by the Trustee or, if as a result of such default the related Indebtedness has been accelerated; or (6)
(A) the Company is (i) generally not paying its debts as they become due, (ii) files, or consents, by answer or otherwise, to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy or insolvency under the laws of any jurisdiction, (iii) makes an assignment for the benefit of creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers for the Company, or for any substantial part of the Property of the Company or (v) adjudicated insolvent; (B) any Governmental Body of competent jurisdiction enters an order appointing, without consent of the Company, a custodian, receiver, trustee or other officer with similar powers with respect to the Company, or with respect to any substantial part of the Property belonging to the Company, or if an order for relief is entered in any case or proceeding for liquidation or reorganization or otherwise to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Company or if any petition for any such relief is filed against the Company and such petition is not dismissed or stayed within 60 days; or (7) there exists a final judgment or award against the Company which has been outstanding for a period of 30 days or more from the date of entry and has not been discharged in full or stayed pending appeal, if the aggregate amount of all such judgments and awards exceeds $300,000; or (8) the Company fails to comply with the terms of its articles of incorporation or bylaws; or (9) any material portion of the Collateral is seized or taken by a Governmental Body or Person (including, but not limited to, the Senior Creditors pursuant to the terms of the Loan Agreement), or the Company fails to maintain or cause to be maintained the Security Interests and priority of the Indenture Instruments as against any Person, or the title and rights of the Company to any material portion of the Collateral has become the subject matter of litigation which could reasonably be expected to result in impairment or loss of the security provided by the Indenture Instruments. (Section 5.1)

      Subject to the terms of the Subordination Agreement (Senior) and the Subordination Agreement (Junior) if an Event of Default (other than an Event of Default specified in (6) above) occurs and is continuing, the Trustee may, by notice to the Company or the Holders of at least 25% in aggregate principal amount of the Securities then outstanding may, by written notice to the Company and the Trustee, and the Trustee will, upon the request of such Holders, declare the aggregate principal amount of the Securities outstanding, together with accrued but unpaid interest thereon to the date of payment, to be due and payable and, upon any such declaration, the same will become and be due and payable. If an Event of Default specified in (6) above occurs, all unpaid principal and accrued interest on the Securities then outstanding will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. Upon payment of such principal amount, interest, and premium, if any, all of the Company's obligations under the Securities and the Indenture, other than obligations relating to the compensation and indemnification of the Trustee, will terminate. The Holders of a majority in aggregate principal amount of the Securities then outstanding by notice to the Trustee may rescind an acceleration and its consequences if (i) all existing Events of Default, other than the non-payment of the principal and interest on the Securities which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture, (ii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, and (iii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. (Section 5.2)

      B. Authentication and Delivery of Securities.

      A Security will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security. The signature will be conclusive evidence that the Security has been authenticated under the Indenture.

      The Trustee will authenticate the Securities, excluding Secondary Securities, for original issue in the aggregate principal amount of up to $38,925,797 upon a written order of the Company in the form of an Officers' Certificate. The Officers' Certificate will specify the amount of the Securities to be authenticated and the date on which the Securities will be authenticated. The aggregate principal amount of Securities outstanding at any time may not exceed $38,925,797, except for any Securities that may be issued pursuant to the immediately following paragraph and except as otherwise provided in the Indenture. Upon the written order of the Company in the form of an Officers' Certificate, the Trustee will authenticate the Securities in substitution of the Securities originally issued to reflect any name change of the Company.

      The Company will, on each Interest Payment Date prior to (and including) the Interest Payment Date five years and six months after the issue date, pay interest in additional Securities in lieu of the payment in whole of interest in cash on the Securities as provided in paragraph 1 of the Securities. The Company will give written notice to the Trustee of the amount of interest to be paid in Secondary Securities not less than five business days prior to the relevant Interest Payment Date, and the Trustee or an authenticating agent (upon written order of the Company signed by an officer of the Company given not less than five nor more than 45 days prior to such Interest Payment Date) will authenticate for original issue (pro rata to each Holder of any Securities of such record date) Secondary Securities in an aggregate principal amount equal to the amount of cash interest not paid on such Interest Payment Date, rounded to the nearest dollar. Except as set forth in the following paragraph, each issuance of Secondary Securities in lieu of the payment of interest in cash on the Securities will be made pro rata with respect to the outstanding Securities, and the Company will have the right to aggregate amounts of interest payable in the form of Secondary Securities to a Holder of outstanding Securities and issue to such Holder a single Secondary Security in payment thereof. Any Secondary Securities may be denominated a separate series if the Company deems it necessary to do so in order to comply with any law or other applicable regulation or requirement, with appropriate distinguishing designations. Notwithstanding the foregoing and subject to the Subordination Agreement (Senior) and the Subordination Agreement (Junior), the Company will have the option to pay interest in cash (upon written order of the Company signed by an Officer of the Company given not less than five or more than 45 days prior to an Interest Payment Date). (Section 2.2)

      Securities outstanding at any time are all of the Securities authenticated by the Trustee, including the Secondary Securities, except as otherwise provided in the Indenture.
(Section 2.8)

      C. Release of Collateral.

      The Trustee will not at any time release Collateral from the Liens created by the Indenture and the Security Instruments unless such release is (i) in accordance with the provisions of the Indenture and the Security Instruments and the terms of the Subordination Agreement (Senior) and the Subordination Agreement (Junior) or (ii) of Collateral (x) which is the subject of a Permitted Asset Sale or a sale otherwise permitted by the terms of the Loan Agreement or
(y) upon which the Agent has released its Permitted Senior Indebtedness Liens. Pursuant to the terms of the Subordination Agreement (Junior), any Collateral subject to subordinated liens will be deemed to be released if such Collateral is sold by the Company with the consent of the trustee of the indenture relative to the Second Secured PIK Notes, provided the net proceeds of the sale are first applied to the payment of the Senior Indebtedness (as defined in the Subordination Agreement).

      The release of any Collateral from the Lien of the Security Instruments will not be deemed to impair the security under the Indenture in contravention of the provisions thereof if and to the extent the Collateral is released pursuant to the Indenture and the Security Instruments. To the extent applicable, the Company will cause TIA ss. 314(d) relating to the release of property from the Lien of the Security Instruments and relating to the substitution therefor of any property to be subjected to the Lien of the Security Instruments to be complied with. Any certificate or opinion required by TIA ss. 314(d) may be made by an officer of the Company, except in cases where TIA ss. 314(d) requires that such certificate or opinion be made by an independent person, which person will be an independent engineer, appraiser or other expert selected or approved by the Trustee in the exercise of reasonable care. (Section 8.3)

      The Company will be entitled to obtain a full release of all of the Collateral from the Liens of the Indenture and of the Security Instruments upon compliance with the conditions precedent for satisfaction and discharge of the Indenture. Upon delivery by the Company to the Trustee of an Officers' Certificate and an Opinion of Counsel, each to the effect that such conditions precedent have been complied with, and that such documentation, if any, as may be required by the TIA (including, without limitation, ss. 314(d) of the TIA) prior to the release of such Collateral has been provided to the Trustee, the Trustee will take all necessary action (at the request of and the expense of the Company) to release and reconvey to the Company without recourse all of the Collateral, and will deliver such Collateral in its possession to the Company including, without limitation, the execution and delivery of releases and satisfactions wherever required. (Section 8.4(a))

      The Company will be entitled to obtain a release of, and the Trustee will release, items of Collateral (the "Released Interests") subject to a Permitted Asset Sale upon compliance with the following conditions precedent (which the Company is required to deliver to the Trustee):

            (1) A written request by the Company requesting release of Released Interests, such request (A) specifically describing the proposed Released Interests, (B) stating that the consideration to be received is at least equal to the Fair Market Value of the Released Interests on the date the agreement of sale was entered into ("Valuation Date"), (C) stating that either (i) the release of such Released Interests will not materially impair the value of the remaining Collateral or materially interfere with or impede the Trustee's ability to realize the value of the remaining Collateral and will not materially impair the maintenance and operation of the remaining Collateral or (ii) the sale has been approved by 100% of the Company's Board of Directors, (D) confirming the sale of, or an agreement to sell, such Released Interests in a bona fide sale to a person that is not an Affiliate of the Company, or in the event that such sale is to a person that is such an Affiliate, that such sale has been approved by 100% of the Company's Board of Directors, (E) certifying that such Permitted Asset Sale complies with the terms and conditions of the Indenture and (F) in the event there is to be a substitution of property for the Collateral subject to the Permitted Asset Sale, specifying the property intended to be substituted for the Collateral to be disposed of; and

            (2) An Officers' Certificate of the Company certifying that (A) such sale covers only the Released Interests, (B) all proceeds from the sale of any of the Released Interests will be deposited and all Net Sale Proceeds from the sale of any of the Released Interests will be applied pursuant to the terms of the Indenture, and (C) all conditions precedent to such release have been complied with; and

            (3) All documentation required by the TIA (including, without limitation, ss. 314(d) of the TIA), if any, prior to the release of Collateral by the Trustee, and, in the event there is to be a substitution of property for the Collateral subject to the

      Permitted Asset Sale, all documentation required by the TIA to effect the substitution of such new Collateral and to subject such new Collateral to the Lien of the relevant Security Instruments and all documents required thereunder; and

            (4) An Opinion of Counsel stating that the documents that have been or will be delivered to the Trustee in connection with such release conform to the requirements of the Indenture and that all conditions precedent provided for relating to such release have been complied with.

      Upon compliance by the Company with the conditions precedent set forth above, the Trustee will cause to be released and reconveyed to the Company the Released Interest without recourse by executing a release in the form provided by the Company. (Section 8.4(b))

      The Company will be entitled to obtain a release of, and the Trustee will release, items of Collateral taken by eminent domain or expropriation or sold pursuant to the exercise by the United States of America or any state, municipality, province or other governmental authority thereof of any right which it may then have to purchase, or to designate a purchaser or to order a sale of, all or any part of the Collateral, upon compliance with the following conditions precedent (which the Company is required to deliver to the Trustee):

            (i) An Officers' Certificate of the Company certifying that (A) such Collateral has been taken by eminent domain or expropriation and the amount of the award therefor, or that such property has been sold pursuant to a right vested in the United States of America, or a state, municipality, province or other governmental authority thereof to purchase, or to designate a purchaser, or order a sale of such Collateral and the amount of the proceeds of such sale, and (B) all conditions precedent to such release have been complied with; and

            (ii) An Opinion of Counsel to the effect that (A) such property has been lawfully taken by exercise of the right of eminent domain, or has been sold pursuant to the exercise of a right vested in the United States of America or a state, municipality, province or other governmental authority to purchase, or to designate a purchaser or order a sale of, such property, (B) in the case of any such taking by eminent domain, the award for such property has become final or an appeal therefrom is not advisable in the interests of the Company or the Holders, (C) the documents that have been or will be delivered to the Trustee in connection with such release conform to the requirements of the Indenture, and (D) all conditions precedent relating to such release have been complied with; and

            (iii) Subject to the Subordination Agreement (Senior) and Subordination Agreement (Junior), cash equal to the amount of the award for such property or the Net Sale Proceeds are deposited with the Trustee and held subject to the disposition thereof pursuant to the Subordination Agreement (Senior) and Subordination Agreement (Junior); and

            (iv) All documentation required by the TIA (including, without limitation, ss.314(d) of the TIA), if any, prior to the release of Collateral by the Trustee.

      Upon compliance by the Company with the conditions precedent set forth above, the Trustee will cause to be released and reconveyed to the Company without recourse the aforementioned items of Collateral by executing a release in the form provided by the Company. (Section 8.4(c))

      D. Satisfaction and Discharge of the Indenture.

      The Indenture will be discharged and will cease to be of further effect as to all outstanding Securities when:

            (1) all Securities theretofore authenticated and delivered (except lost, stolen or destroyed Securities which have been replaced or paid and Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

            (2)(i) all Securities not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on the Securities not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (ii) the Company has paid all sums payable by it under the Indenture; and (iii) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Securities at maturity or the redemption date, as the case may be. (Section 11.1)

      The Company will deliver an Officers' Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been complied with. (Section 11.2)

      E. Evidence of Compliance.

      Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company will be required to furnish to the
Trustee: (a) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with; and (b) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

      Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture, other than the Officers' Certificate required by Section 8.4 of the Indenture, is required to include: (1) a statement that the person making such certificate or opinion has read such covenant or condition; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (3) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (4) a statement as to whether or not, in the opinion of each such person, such condition or covenant has been complied with; provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officers' Certificate or certificates of public officials.
(Section 12.5)

      See the discussion of release of collateral in Item 8.C above.

9. Other Obligors.

      The Company is the only obligor under the Indenture governing the Third Secured PIK Notes.

Contents of Application for Qualification.

      This application for qualification comprises:

      A. Pages numbered 1 to 16, consecutively;

      B. The statement of eligibility and qualification of each trustee under the indenture to be qualified; and

      C. The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

      Exhibit T3A   Restated Articles of Incorporation of the Company, dated
                    December 12, 1996.

      Exhibit T3B.  By-laws of the Company, dated December 23, 1987, as amended.

      Exhibit T3C.  Indenture, dated as of December 18, 1996, between the
                    Company, as Issuer, and Fleet National Bank, as Trustee, with respect to the 16% Junior Subordinated Pay-in-Kind Notes due July 18, 2002.

      Exhibit T3D.  Not Applicable.

      Exhibit T3E.  Not Applicable.

      Exhibit T3F.  Cross reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

                                    SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, Scott Cable Communications, Inc., a corporation organized and existing under the laws of Texas (the "applicant"), has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Stamford, and State of Connecticut, on the 27th day of January, 1997.

                                        SCOTT CABLE COMMUNICATIONS, INC.


                                        By:/s/ Bruce A. Armstrong
                                           -----------------------------------
                                           Bruce A. Armstrong
                                           President and Chief Executive Officer

(SEAL)


Attest:


Name:  /s/ John M. Flanagan, Jr.
-----  -------------------------
Title:  Senior Vice President and
        Chief Financial Officer

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                   ----------

                                    FORM T-1

                                   ----------


              STATEMENT OF ELIGIBILITY AND QUALIFICATION UNDER THE
                  TRUST INDENTURE ACT OF 1939 OF A CORPORATION
                          DESIGNATED TO ACT AS TRUSTEE

                                   ----------

                    / / CHECK IF AN APPLICATION TO DETERMINE
             ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(B)(2)


                            FLEET NATIONAL BANK
          ---------------------------------------------------------
              (Exact name of trustee as specified in its charter)


       Not applicable                               04-317415
-------------------------------             -----------------------------
   (State of incorporation                       (I.R.S. Employer
    if not a national bank)                     Identification No.)



 One Monarch Place, Springfield, MA                    01102
----------------------------------------    -----------------------------
(Address of principal executive offices)             (Zip Code)



    Pat Beaudry, 777 Main Street, Hartford, CT  06115 (203) 728-2065
     --------------------------------------------------------------
       (Name, address and telephone number of agent for service)





                        SCOTT CABLE COMMUNICATIONS, INC.
             ---------------------------------------------------
             (Exact name of obligor as specified in its charter)




    Texas                                                  75-1766202
-------------------------------             -----------------------------
(State or other jurisdiction of                    (I.R.S. Employer
 incorporation or organization)                   Identification No.)




Four Landmark Square, Suite 302, Stamford, CT 06901
----------------------------------------    -----------------------------
(Address of principal executive offices)             (Zip Code)

      15% Senior Subordinated Pay-in-Kind Notes due March 18, 2002
       16% Junior Subordinated Pay-in-Kind Notes due July 18, 2002
       ------------------------------------------------------------------
                     (Title of the indenture securities)

Item 1.         General Information.

Furnish the following information as to the trustee:

          (a) Name and address of each examining or supervising authority to which it is subject,

                        The Comptroller of the Currency,
                        Washington, D.C.

                        Federal Reserve Bank of Boston
                        Boston, Massachusetts

                        Federal Deposit Insurance Corporation
                        Washington, D.C.

          (b)   Whether it is authorized to exercise
                corporate trust powers:

                        The trustee is so authorized.

Item 2. Affiliations with obligor and underwriter. If the obligor or any underwriter for the obligor is an affiliate of the trustee, describe each such affiliation.

                None with respect to the trustee.



Item 16.        List of exhibits.

                List below all exhibits filed as a part of this statement of eligibility and qualification.

                (1) A copy of the Articles of Association of the trustee as now in effect.

                (2) A copy of the Certificate of Authority of the trustee to do business.

                (3) A copy of the Certification of Fiduciary Powers of the trustee.

                (4)  A copy of the By-Laws of the trustee as now in effect.

                (5) Consent of the trustee required by Section 321(b) of the Act.

                (6) A copy of the latest Consolidated Reports of Condition and Income of the trustee published pursuant to law or the requirements of its supervising or examining authority.




                                    NOTES


In as much as this Form T-1 is filed prior to the ascertainment by the trustee of all facts on which to base answers to Item 2, the answers to said Items are based upon incomplete information. Said Items may, however, be considered correct unless amended by an amendment to this Form T-1.

                                   SIGNATURE



               Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, Fleet National Bank, a national banking association organized and existing under the laws of the United States, has duly caused this statement of of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Hartford, and State of Connecticut, on the 27th day of January, 1997.

                                         FLEET NATIONAL BANK,
                                         AS TRUSTEE




                               By:  /s/ Kathy Larimore
                                        -Kathy Larimore-----

                                   EXHIBIT 1


                            ARTICLES OF ASSOCIATION
                                     OF
                              FLEET NATIONAL BANK


FIRST. The title of this Association, which shall carry on the business of banking under the laws of the United States, shall be "Fleet National Bank."

SECOND. The main office of the Association shall be in Springfield, Hampden County Commonwealth of Massachusetts. The general business of the Association shall be conducted at its main office and its branches.

THIRD. The board of directors of this Association shall consist of not less than five (5) nor more than twenty-five (25) shareholders, the exact number of directors within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full board of directors or by resolution of the shareholders at any annual or special meeting thereof. Unless otherwise provided by the laws of the United States, any vacancy in the board of directors for any reason, including an increase in the number thereof, may be filled by action of the board of directors.

FOURTH. The annual meeting of the shareholders for the election of directors and the transaction of whatever other business may be brought before said meeting shall be held at the main office or such other place as the board of directors may designate, on the day of each year specified therefore in the bylaws, but if no election is held on that day, it may be held on any subsequent day according to the provisions of law; and all elections shall be held according to such lawful regulations as may be prescribed by the board of directors.

FIFTH. The authorized amount of capital stock of this Association shall be eight million five hundred thousand (8,500,000) shares of which three million five hundred thousand (3,500,000) shares shall be common stock with a par value of six and 25/100 dollars ($6.25) each, and of which five million (5,000,000) shares without par value shall be preferred stock. The capital stock may be increased or decreased from time to time, in accordance with the provisions of the laws of the United States.

No holder of shares of the capital stock of any class of the Association shall have any pre-emptive or preferential right of subscription to any shares of any class of stock of the Association, whether now or hereafter authorized, or to any obligations convertible into stock of the Association, issued or sold, nor any right of subscription to any thereof other than such, if any, as the board of directors, in its discretion, may from time to time determine and at such price as the board of directors may from time to time fix.

The board of directors of the Association is authorized, subject to limitations prescribed by law and the provisions of this Article, to provide for the issuance from time to time in one or more series of any number of the preferred shares, and to establish the number of shares be included in each series, and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each such series. The authority of the board of directors with respect to each series shall include, but not be limited to, determination of the following:

a. The number of shares constituting that series and the distinctive designation of that series;

b. The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in another relation to, the dividends payable to any other class or classes or series of stock;

c. Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

d. Whether that series shall have conversion or exchange privileges, and, if so, the terms and conditions of such conversion or exchange, including provision for the adjustment of the conversion or exchange rate in such events as the board of directors shall determine;

e. Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting shares for redemption if less than all shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

f. Whether that series shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of that series, and, if so, the terms and amounts of such sinking fund;

g. The right of the shares of that series to the benefit of conditions and restrictions upon the creation of indebtedness of the Association or any subsidiary, upon the issue of any additional stock (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Association or any subsidiary of any outstanding stock of the Association;

h. The right of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Association and whether such rights shall be in preference to, or in another relation to, the comparable rights of any other class or classes or series of stock; and

i. Any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of that series.

Shares of any series of preferred stock which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes shall have the status of authorized and unissued shares of preferred stock of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of preferred stock to be created by resolution or resolutions of the board of directors or as part of any other series or preferred stock, all subject to the conditions and the restrictions adopted by the board of directors providing for the issue of any series of preferred stock and by the provisions of any applicable law.

Subject to the provisions of any applicable law, or except as otherwise provided by the resolution or resolutions providing for the issue of any series of preferred stock, the holders of outstanding shares of common stock shall exclusively possess voting power for the election of directors and for all purposes, each holder of record of shares of common stock being entitled to one vote for each share of common stock standing in his name on the books of the Association.

Except as otherwise provided by the resolution or resolutions providing for the issue of any series of preferred stock, after payment shall have been made to the holders of preferred stock of the full amount of dividends to which they shall be entitled pursuant to the resolution or resolutions providing for the issue of any other series of preferred stock, the holders of common stock shall be entitled, to the exclusion of the holders of preferred stock of any and all series, to receive such dividends as from time to time may be declared by the board of directors.

Except as otherwise provided by the resolution or resolutions for the issue of any series of preferred stock, in the event of any liquidation, dissolution or winding up of the Association, whether voluntary or involuntary, after payment shall have been made to the holders of preferred stock of the full amount to which they shall be entitled pursuant to the resolution or resolutions providing for the issue of any series of preferred stock the holders of common stock shall be entitled, to the exclusion of the holders of preferred stock of any and all series, to share, ratable according to the number of shares of common stock held by them, in all remaining assets of the Association available for distribution to its shareholders.

The number of authorized shares of any class may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the Association entitled to vote.

SIXTH. The board of directors shall appoint one of its members president of this Association, who shall be chairman of the board, unless the board appoints another director to be the chairman. The board of directors shall have the power to appoint one or more vice presidents; and to appoint a secretary and such other officers and employees as may be required to transact the business of this Association.

The board of directors shall have the power to define the duties of the officers and employees of the Association; to fix the salaries to be paid to them; to dismiss them; to require bonds from them and to fix the penalty thereof; to regulate the manner in which any increase of the capital of the Association shall be made; to manage and administer the business and affairs of the Association; to make all bylaws that it may be lawful for them to make; and generally to do and perform all acts that it may be legal for a board of directors to do and perform.

SEVENTH. The board of directors shall have the power to change the location of the main office to any other place within the limits of the City of Hartford, Connecticut, without the approval of the shareholders but subject to the approval of the Comptroller of the Currency; and shall have the power to establish or change the location of any branch or branches of the Association to any other location, without the approval of the shareholders but subject to the approval of the Comptroller of the Currency.

EIGHTH. The corporate existence of this Association shall continue until terminated in accordance with the laws of the United States.

NINTH. The board of directors of this Association, or any three or more shareholders owning, in the aggregate, not less than ten percent (10%) of the stock of this Association, may call a special meeting of shareholders at any time. Unless otherwise provided by the laws of the United States, a notice of the time, place and purpose of every annual and special meeting of the shareholders shall be given by first class mail, postage prepaid, mailed at least ten (10) days prior to the date of such meeting to each shareholder of record at his address as shown upon the books of this Association.

TENTH. (a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director, officer or employee of the Association or is or was serving at the request of the Association as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, or other enterprise, including service with respect to an employee benefit plan, shall be indemnified and held harmless by the Association to the fullest extent authorized by the law of the state in which the Association's ultimate parent company is incorporated, except as provided in subsection (b). The aforesaid indemnity shall protect the indemnified person against all expense, liability and loss (including attorney's fees, judgements, fines ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred by such person in connection with such a proceeding. Such indemnification shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of his or her heirs, executors, and administrators, but shall only cover such person's period of service with the Association. The Association may, by action of its Board of Directors, grant rights to indemnification to agents of the Association and to any director, officer, employee or agent of any of its subsidiaries with the same scope and effect as the foregoing indemnification of directors and officers.

(b) Restrictions on Indemnification. Notwithstanding the foregoing, (i) no person shall be indemnified hereunder by the Association against expenses, penalties, or other payments incurred in an administrative proceeding or action instituted by a federal bank regulatory agency which proceeding or action results in a final order assessing civil money penalties against that person, requiring affirmative action by that person in the form of payments to the Association, or removing or prohibiting that person from service with the Association, and any advancement of expenses to that person in that proceeding must be repaid; and (ii) no person shall be indemnified hereunder by the Association and no advancement of expenses shall be made to any person hereunder to the extent such indemnification or advancement of expenses would violate or conflict with any applicable federal statute now or hereafter in force or any applicable final regulation or interpretation now or hereafter adopted by the Office of the Comptroller of the Currency ("OCC") or the Federal Deposit Insurance Corporation ("FDIC"). The Association shall comply with any requirements imposed on it by any such statue or regulation in connection with any indemnification or advancement of expenses hereunder by the Association. With respect to proceedings to enforce a claimant's rights to indemnification, the Association shall indemnify any such claimant in connection with such a proceeding only as provided in subsection (d) hereof.

(c) Advancement of Expenses. The conditional right to indemnification conferred in this section shall be a contract right and shall include the right to be paid by the Association the reasonable expenses (including attorney's fees) incurred in defending a proceeding in advance of its final disposition (an "advancement of expenses"); provided, however, that an advancement of expenses shall be made only upon (i) delivery to the Association of a binding written undertaking by or on behalf of the person receiving the advancement to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified in such proceeding, including if such proceeding results in a final order assessing civil money penalties against that person, requiring affirmative action by that person in the form of payments to the Association, or removing or prohibiting that person from service with the Association, and (ii) compliance with any other actions or determinations required by applicable law, regulation or OCC or FDIC interpretation to be taken or made by the Board of Directors of the Association or other persons prior to an advancement of expenses. The Association shall cease advancing expenses at any time its Board of Directors believes that any of the prerequisites for advancement of expenses are no longer being met.

(d)   Right of Claimant to Bring Suit.  If a claim under subsection (a) of the section is not paid in full by the Association within thirty (30) days after written claim has been received by the Association, the claimant may at any time thereafter bring suit against the Association to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Association to recover an advancement of expenses pursuant to the terms of an undertaking, the claimant shall be entitled to be paid also the expense of prosecuting or defending such claim. It shall be a defense to any such action brought by the claimant to enforce a right to indemnification hereunder (other than an action brought to enforce a claim for an advancement of expenses where the required undertaking, if any, has been tendered to the Association) that the claimant has not met any applicable standard for indemnification under the law of the state in which the Association's ultimate parent company is incorporated. In any suit brought by the Association to recover an advancement of expenses pursuant to the terms of an undertaking, the Association shall be entitled to recover such expenses upon a final adjudication that the claimant has not met any applicable standard for indemnification standard for indemnification under the law of the state in which the Association's ultimate parent company is incorporated.

(e) Non-Exclusivity of Rights. The rights to indemnification and the advancement of expenses conferred in this section shall not be exclusive of any other right which any person may have or hereafter acquired under any statute, agreement, vote of stockholders or disinterested directors or otherwise.

(f) Insurance. The Association may purchase, maintain, and make payment or reimbursement for reasonable premiums on, insurance to protect itself and any director, officer, employee or agent of the Association or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Association would have the power to indemnify such person against such expense, liability or loss under the law of the state in which the Association's ultimate parent company is incorporated; provided however, that such insurance shall explicitly exclude insurance coverage for a final order of a federal bank regulatory agency assessing civil money penalties against an Association director, officer, employee or agent.

ELEVENTH. These articles of association may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of this Association, unless the vote of the holders of greater amount of stock is required by law, and in that case by the vote of the holders of such greater amount. The notice of any shareholders' meeting at which an amendment to the articles of association of this Association is to be considered shall be given as hereinabove set forth.

I hereby certify that the articles of association of this Association, in their entirety, are listed above in items first through eleventh.


                                                   Secretary/Assistant Secretary
--------------------------------------------------



Dated at                                         ,  as of                      .
         ---------------------------------------           --------------------




Revision of February 15, 1996

                                   EXHIBIT 2

[LOGO]

--------------------------------------------------------------------------------
COMPTROLLER OF THE CURRENCY
ADMINISTRATOR OF NATIONAL BANKS
--------------------------------------------------------------------------------

Washington, D.C. 20219



                                  CERTIFICATE


I, Eugene A. Ludwig, Comptroller of the Currency, do hereby certify that:

(1)       The Comptroller of the Currency, pursuant to Revised Statutes
324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering, regulation and supervision of all National Banking Associations.

(2) "Fleet National Bank of Connecticut", Hartford, Connecticut, (Charter No. 1338), is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this Certificate.

                                       IN TESTIMONY WHEREOF, I have hereunto
                                       subscribed my name and caused my seal of office to be affixed to these presents at the Treasury Department, in the City of Washington and District of Columbia, this 4th day of April, 1996.


                                       /s/ EUGENE A. LUDWIG
                                       ----------------------------------
                                       Comptroller of the Currency

                                  EXHIBIT 3


[LOGO]

--------------------------------------------------------------------------------
COMPTROLLER OF THE CURRENCY
ADMINISTRATOR OF NATIONAL BANKS
--------------------------------------------------------------------------------

Washington, D.C. 20219



                       Certification of Fiduciary Powers

I, Eugene A. Ludwig, Comptroller of the Currency, do hereby certify the records in this Office evidence "Fleet National Bank of Connecticut", Hartford, Connecticut, (Charter No. 1338), was granted, under the hand and seal of the Comptroller, the right to act in all fiduciary capacities authorized under the provisions of The Act of Congress approved
September 28, 1962, 76 Stat. 668, 12 U.S.C. 92a. I further certify the authority so granted remains in full force and effect.


                                       IN TESTIMONY WHEREOF, I have hereunto
                                       subscribed my name and caused my seal of Office of the Comptroller of the Currency to be affixed to these presents at the Treasury Department, in the City of Washington and District of Columbia, this 4th day of April, 1996.


                                       /s/ EUGENE A. LUDWIG
                                       ----------------------------------
                                       Comptroller of the Currency

                                   EXHIBIT 4


                        AMENDED AND RESTATED BY-LAWS OF

                              FLEET NATIONAL BANK

                                   ARTICLE I

                            MEETINGS OF SHAREHOLDERS


Section 1. Annual Meeting. The regular annual meeting of the shareholders for the election of Directors and the transaction of any other business that may properly come before the meeting shall be held at the Main Office of the Association, or such other place as the Board of Directors may designate, on the fourth Thursday of April in each year at 1:15 o'clock in the afternoon unless some other hour of such day is fixed by the Board of Directors.

If, from any cause, an election of Directors is not made on such day, the Board of Directors shall order the election to be held on some subsequent day, of which special notice shall be given in accordance with the provisions of law, and of these bylaws.

Section 2. Special Meetings. Special meetings of the shareholders may be called at any time by the Board of Directors, the President, or any shareholders owning not less than twenty-five percent (25%) of the stock of the Association.

Section 3. Notice of Meetings of Shareholders. Except as otherwise provided by law, notice of the time and place of annual or special meetings of the shareholders shall be mailed, postage prepaid, at least ten (10) days before the date of the meeting to each shareholder of record entitled to vote thereat at his address as shown upon the books of the Association; but any failure to mail such notice to any shareholder or any irregularity therein, shall not affect the validity of such meeting or of any of the proceedings thereat. Notice of a special meeting shall also state the purpose of the meeting.

Section 4. Quorum; Adjourned Meetings. Unless otherwise provided by law, a quorum for the transaction of business at every meeting of the shareholders shall consist of not less than two-fifths (2/5) of the outstanding capital stock represented in person or by proxy; less than such quorum may adjourn the meeting to a future time. No notice need be given of an adjourned annual or special meeting of the shareholders if the adjournment be to a definite place and time.

Section 5. Votes and Proxies. At every meeting of the shareholders, each share of the capital stock shall be entitled to one vote except as otherwise provided by law. A majority of the votes cast shall decide every question or matter submitted to the shareholder at any meeting, unless otherwise provided by law or by the Articles of Association or these By-laws. Share-holders may vote by proxies duly authorized in writing and filed with the Cashier, but no officer, clerk, teller or bookeeper of the Association may act as a proxy.

Section 6. Nominations to Board of Directors. At any meeting of shareholders held for the election of Directors, nominations for election to the Board of Directors may be made, subject to the provisions of this section, by any share-holder of record of any outstanding class of stock of the Association entitled to vote for the election of Directors. No person other than those whose names are stated as proposed nominees in the proxy statement accompanying the notice of the meeting may be nominated as such meeting unless a shareholder shall have given to the President of the Association and to the Comptroller of the Currency, Washington, DC written notice of intention to nominate such other person mailed by certified mail or delivered not less than fourteen (14) days nor more than fifty (50) days prior to the meeting of shareholders at which such nomination is to be made; provided, however, that if less than twenty-one
(21) days' notice of such meeting is given to shareholders, such notice of intention to nominate shall be mailed by certified mail or delivered to said President and said Comptroller on or before the seventh day following the day on which the notice of such meeting was mailed. Such notice of intention to nominate shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of capital stock of the Association that will be voted for each proposed nominee; (d) the name and residence address of the notifying shareholder; and
(e) the number of shares of capital stock of the Association owned by the notifying shareholder. In the event such notice is given, the proposed nominee may be nominated either by the shareholder giving such notice or by any other shareholder present at the meeting at which such nomination is to be made.
Such notice may contain the names of more than one proposed nominee, and if more than one is named, any one or more of those named may be nominated.

Section 7. Action Taken Without a Shareholder Meeting. Any action requiring shareholder approval or consent may be taken without a meeting and without notice of such meeting by written consent of the shareholders.


                                   ARTICLE II

                                   DIRECTORS



Section 1. Number. The Board of Directors shall consist of such number of shareholders, not less than five (5) nor more than twenty-five (25), as from time to time shall be determined by a majority of the votes to which all of its shareholders are at the time entitled, or by the Board of Directors as hereinafter provided.

Section 2. Mandatory Retirement for Directors. No person shall be elected a director who has attained the age of 68 and no person shall continue to serve as a director after the date of the first meeting of the stockholders of the Association held on or after the date on which such person attains the age of 68; provided, however, that any director serving on the Board as of December 15, 1995 who has attanined the age of 65 on or prior to such date shall be permitted to continue to serve as a director until the date of the first meeting of the stockholders of the Association held on or after the date on which such person attains the age of 70.

Section 3. General Powers. The Board of Directors shall exercise all the coporate powers of the Association, except as expressly limited by law, and shall have the control, management, direction and dispositon of all its property and affairs.

Section 4. Annual Meeting. Immediately following a meeting of shareholders held for the election of Directors, the Cashier shall notify the directors-elect who may be present of their election and they shall then hold a meeting at the Main Office of the Association, or such other place as the Board of Directors may designate, for the purpose of taking their oaths, organizing the new Board, electing officers and transacting any other business that may come before such meeting.

Section 5. Regular Meeting. Regular meetings of the Board of Directors shall be held without notice at the Main Office of the Association, or such other place as the Board of Directors may designate, at such dates and times as the Board shall determine. If the day designated for a regular meeting falls on a legal holiday, the meeting shall be held on the next business day.

Section 6. Special Meetings. A special meeting of the Board of Directors may be called at anytime upon the written request of the Chairman of the Board, the President, or of two Directors, stating the purpose of the meeting. Notice of the time and place shall be given not later than the day before the date of the meeting, by mailing a notice to each Director at his last known address, by delivering such notice to him personally, or by telephoning.

Section 7. Quorum; Votes. A majority of the Board of Directors at the time holding office shall constitute a quorum for the transaction of all business, except when otherwise provided by law, but less than a quorum may adjourn a meeting from time to time, and the meeting may be held, as adjourned, without further notice. If a quorum is present when a vote is taken, the affirmative vote of a majority of Directors present is the act of the Board of Directors.

Section 8. Action by Directors Without a Meeting. Any action requiring Director approval or consent may be taken without a meeting and without notice of such meeting by written consent of all the Directors.

Section 9. Telephonic Participation in Directors' Meetings. A Director or member of a Committee of the Board of Directors may participate in a meeting of the Board or of such Committee may participate in a meeting of the Board or of such Committee by means of a conference telephone or similar communications equipment enabling all Directors participating in the meeting to hear one another, and participation in such a meeting shall constitute presence in person at such a meeting.

Section 10. Vacancies. Vacancies in the Board of Directors may be filled by the remaining members of the Board at any regular or special meeting of the Board.

Section 11. Interim Appointments. The Board of Directors shall, if the share-holders at any meeting for the election of Directors have determined a number of Directors less than twenty-five (25), have the power, by affirmative vote of the majority of all the Directors, to increase such number of Directors to not more than twenty-five (25) and to elect Directors to fill the resulting vacancies and to serve until the next annual meeting of shareholders or the next election of Directors; provided, however, that the number of Directors shall not be so increased by more than two (2) if the number last determined by shareholders was fifteen (15) or less, or increased by more than four (4) if the number last determined by shareholders was sixteen (16) or more.

Section 12. Fees. The Board of Directors shall fix the amount and direct the payment of fees which shall be paid to each Director for attendance at any meeting of the Board of Directors or of any Committees of the Board.

                                  ARTICLE III

                            COMMITTEES OF THE BOARD

Section 1. Executive Committee. The Board of Directors shall appoint from its members an Executive Committee which shall consist of such number of persons as the Board of Directors shall determine; the Chairman of the Board and the President shall be members ex-officio of the Executive Committee with full voting power. The Chairman of the Board or the President may from time to time appoint from the Board of Directors as temporary additional members of the Executive Committee, with full voting powers, not more than two members to serve for such periods as the Chairman of the Board or the President may determine. The Board of Directors shall designate a member of the Executive Committee to serve as Chairman thereof. A meeting of the Executive Committee may be called at any time upon the written request of the Chairman of the Board, the President or the Chairman of the Executive Committee, stating the purpose of the meeting. Not less than twenty four hours' notice of said meeting shall be given to each member of the Committee personally, by telephoning, or by mail. The Chairman of the Executive Committee or, in his absence, a member of the Committee chosen by a majority of the members present shall preside at meetings of the Executive Committee.

The Executive Committee shall possess and may exercise all the powers of the Board when the Board is not in session except such as the Board, only, by law, is authorized to exercise; it shall keep minutes of its acts and proceedings and cause same to be presented and reported at every regular meeting and at any special meeting of the Board including specifically, all its actions relating to loans and discounts.

All acts done and powers and authority conferred by the Executive Committee, from time to time, within the scope of its authority, shall be deemed to be, and may be certified as being, the acts of and under the authority of the Board.

Section 2. Risk Management Committee. The Board shall appoint from its members a Risk Management Committee which shall consist of such number as the Board shall determine. The Board shall designate a member of the Risk Management Committee to serve as Chairman thereof. It shall be the duty of the Risk Management Committee to (a) serve as the channel of communication with management and the Board of Directors of Fleet Financial Group, Inc. to assure that formal processes supported by management information systems are in place for the identification, evaluation and management of significant risks inherent in or associated with lending activities, the loan portfolio, asset-liablity management, the investment portfolio, trust and investment advisory activities, the sale of nondeposit investment products and new products and services and such additional activities or functions as the Board may determine from time to time; (b) assure the formulation and adoption of policies approved by the Risk Management Committee or Board governing lending activities, management of the loan portfolio, the maintenance of an adequate allowance for loan and lease losses, asset-liability management, the investment portfolio, the retail sale of non-deposit investment products, new products and services and such additional activities or functions as the Board may determine from time to time
(c) assure that a comprehensive independent loan review program is in place for the early detection of problem loans and review significant reports of the loan review department, management's responses to those reports and the risk attributed to unresolved issues; (d) subject to control of the Board, exercise general supervision over trust activities, the investment of trust funds, the disposition of trust investments and the acceptance of new trusts and the terms of such acceptance, and (e) perform such additional duties and exercise such additional powers of the Board as the Board may determine from time to time.

Section 3. Audit Committee. The Board shall appoint from its members and Audit Committee which shall consist of such number as the Board shall determine no one of whom shall be an active officer or employee of the Association or Fleet Financial Group, Inc. or any of its affiliates. In addition, members of the Audit Committee must not (i) have served as an officer or employee of the Association or any of its affiliates at any time during the year prior to their appointment; or (ii) own, control, or have owned or controlled at any time during the year prior to appointment, ten percent (10%) or more of any outstanding class of voting securities of the Association. At least two (2) members of the Audit Committee must have significant executive, professional, educational or regulatory experience in financial, auditing, accounting, or banking matters. No member of the Audit Commitee may have significant direct or indirect credit or other relationships with the Association, the termination of which would materially adversely affect the Association's financial condition or results of operations.

The Board shall designate a member of the Audit Committee to serve as Chairman thereof. It shall be the duty of the Audit Committee to (a) cause a continuous audit and examination to be made on its behalf into the affairs of the Association and to review the results of such examination; (b) review significant reports of the internal auditing department, management's responses to those reports and the risk attributed to unresolved issues; (c) review the basis for the reports issued under Section 112 of The Federal Deposit Insurance Corporation Improvement Act of 1991; (d) consider, in consultation with the independent auditor and an internal auditing executive, the adequacy of the Association's internal controls, including the resolution of identified material weakness and reportable conditions; (e) review regulatory communications received from any federal or state agency with supervisory jurisdiction or other examining authority and monitor any needed corrective action by management; (f) ensure that a formal system of internal controls is in place for maintaining compliance with laws and regulations; (g) cause an audit of the Trust Department at least once during each calendar year and within 15 months of the last such audit or, in liew thereof, adopt a continuous audit system and report to the Board each calendar year and within 15 months of the previous report on the performance of such audit function; and (h) perform such additional duties and exercise such additional powers of the Board as the Board may determine from time to time.

The Audit Committee may consult with internal counsel and retain its own outside counsel without approval (prior or otherwise) from the Board or management and obligate the Association to pay the fees of such counsel.

Section 4. Community Affairs Committee. The Board shall appoint from its members a Community Affairs Committee which shall consist of such number as the Board shall determine. The Board shall designate a member of the Community Affairs Committee to serve as Chairman thereof. It shall be the duty of the Commmunity Affairs Committee to (a) oversee compliance by the Association with the Community Reinvestment Act of 1977, as amended, and the regulations promulgated thereunder; and (b) perform such additional duties and exercise such additional powers of the Board as the Board may determine from time to time.

Section 5. Regular Meetings. Except for the Executive Committee which shall meet on an ad hoc basis as set forth in Section 1 of this Article, regular meetings of the Committees of the Board of Directors shall be held, without notice, at such time and place as the Committee or the Board of Directors may appoint and as often as the business of the Association may require.

Section 6. Special Meetings. A Special Meeting of any of the Committees of the Board of Directors may be called upon the written request of the Chairman of the Board or the President, or of any two members of the respective Committee, stating the purpose of the meeting. Not less than twenty-four hours' notice of such special meeting shall be given to each member of the Committee personally, by telephoning, or by mail.

Section 7. Emergency Meetings. An Emergency Meeting of any of the Committees of the Board of Directors may be called at the request of the Chairman of the Board or the President, who shall state that an emergency exists, upon not less than one hour's notice to each member of the Committee personally or by telephoning.

Section 8. Action Taken Without a Committee Meeting. Any Committee of the Board of Directors may take action without a meeting and without notice of such meeting by resolution assented to in writing by all members of such Committee.

Section 9. Quorum. A majority of a Committee of the Board of Directors shall constitute a quorum for the transaction of any business at any meeting of such Committee. If a quorum is not available, the Chairman of the Board or the President shall have power to make temporary appointments to a Committee of-members of the Board of Directors, to act in the place and stead of members who temporarily cannot attend any such meeting; provided, however, that any temporary appointment to the Audit Committee must meet the requirements for members of that Committee set forth in Section 3 of this Article.

Section 10. Record. The committes of the Board of Directors shall keep a record of their respective meetings and proceedings which shall be presented at the regular meeting of the Board of Directors held in the calendar month next following the meetings of the Committees. If there is no regular Board of Directors meeting held in the calendar month next following the meeting of a Committee, then such Committee's records shall be presented at the next regular Board of Directors meeting held in a month subsequent to such Committee meeting.

Section 11. Changes and Vacancies. The Board of Directors shall have power to change the members of any Committee at any time and to fill vacancies on any Committee; provided, however, that any newly appointed member of the Audit Committee must meet the requirements for members of that Committee set forth in
Section 3 of this Article.

Section 12. Other Committees. The Board of Directors may appoint, from time to time, other committees of one or more persons, for such purposes and with such powers as the Board may determine.



                                   ARTICLE IV

                          WAIVER OF NOTICE  OF MEETINGS

Section 1. Waiver. Whenever notice is required to be given to any shareholder, Director, or member of a Committee of the Board of Directors, such notice may be waived in writing either before or after such meeting by any shareholder, Director or Committee member respectively, as the case may be, who may be entitled to such notice; and such notice will be deemed to be waived by attendance at any such meeting.

                                 ARTICLE V

                             OFFICERS AND AGENTS

Section 1. Officers. The Board shall appoint a Chairman of the Board and a President, and shall have the power to appoint one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more Vice Presidents, a Cashier, a Secretary, an Auditor, a Controller, one or more Trust Officers and-such other officers as are deemed necessary or desirable for the proper transaction of business of the Association. The Chairman of the Board and the President shall be appointed from members of the Board of Directors. Any two or more offices, except those of President and Cashier, or Secretary, may be held by the same person. The Board may, from time to time, by resolution passed by a majority of the entire Board, designate one or more officers of the Association or of an affiliate or of Fleet Financial Group, Inc. with power to appoint one or more Vice Presidents and such other officers of the Association below the level of Vice President as the officer or officers designated in such resolution deem necessary or desirable for the proper transaction of the business of the Association.

Section 2. Chairman of the Board. The chairman of the Board shall preside at all meetings of the Board of Directors. Subject to definition by the Board of Directors, he shall have general executive powers and such specific powers and duties as from time to time may be conferred upon or assigned to him by the Board of Directors.

Section 3. President. The President shall preside at all meetings of the Board of Directors if there be no Chairman or if the Chairman be absent. Subject to definition by the Board of Directors, he shall have general executive powers and such specific powers and duties as from time to time may be conferred upon or assigned to him by the Board of Directors.

Section 4. Cashier and Secretary. The Cashier shall be the Secretary of the Board and of the Executive Committee, and shall keep accurate minutes of their meetings and of all meetings of the shareholders. He shall attend to the giving of all notices required by these By-laws. He shall be custodian of the corporate seal, records, documents and papers of the Association. He shall have such powers and perform such duties as pertain by law or regulation to the office of Cashier, or as are imposed by these By-laws, or as may be delegated to him from time to time by the Board of Directors, the Chairman of the Board or the President.

Section 5. Auditor. The Auditor shall be the chief auditing officer of the Association. He shall continuously examine the affairs of the Association and from time to time shall report to the Board of Directors. He shall have such powers and perform such duties as are conferred upon, or assigned to him by these By-laws, or as may be delegated to him from time to time by the Board of Directors.

Section 6. Officers Seriatim. The Board of Directors shall designate from time to time not less than two officers who shall in the absence or disability of the Chairman or President or both, succeed seriatim to the duties and responsibilities of the Chairman and President respectively.

Section 7. Clerks and Agents. The Board of Directors may appoint, from time to time, such clerks, agents and employees as it may deem advisable for the prompt and orderly transaction of the business of the Association, define their duties, fix the salaries to be paid them and dismiss them. Subject to the authority of the Board of Directors, the Chairman of the Board or the President, or any other officer of the Association authorized by either of them may appoint and dismiss all or any clerks, agents and employees and prescribe their duties and the conditions of their employment, and from time to time fix their compensation.

Section 8. Tenure. The Chairman of the Board of Directors and the President shall, except in the case of death, resignation, retirement or disqualification under these By-laws, or unless removed by the affirmative vote of at least two-thirds of all of the members of the Board of Directors, hold office for the term of one year or until their respective successors are appointed. Either of such officers appointed to fill a vacancy occurring in an unexpired term shall serve for such unexpired term of such vacancy. All other officers, clerks, agents, attorneys-in-fact and employees of the Association shall hold office during the pleasure of the Board of Directors or of the officer or committee appointing them respectively.


                                   ARTICLE VI

                                TRUST DEPARTMENT

Section 1. General Powers and Duties. All fiduciary powers of the Association shall be exercised through the Trust Department, subject to such regulations as the Comptroller of the Currency shall from time to time establish. The Trust Department shall be to placed under the management and immediate supervision of an officer or officers appointed by the Board of Directors. The duties of all officers of the Trust Department shall be to cause the policies and instructions of the Board and the Risk Management Committee with respect to the trusts under their supervision to be carried out, and to supervise the due performance of the trusts and agencies entrusted to the Association and under their supervision, in accordance with law and in accordance with the terms of such trusts and agencies.

                                  ARTICLE VII

                                 BRANCH OFFICES

Section 1. Establishment. The Board of Directors shall have full power to establish, to discontinue, or, from time to time, to change the location of any branch office, subject to such limitations as may be provided by law.

Section 2. Supervision and Control. Subject to the general supervision and control of the Board of Directors, the affairs of branch offices shall be under the immediate supervision and control of the President or of such other officer or officers, employee or employees, or other individuals as the Board of Directors may from time to time determine, with such powers and duties as the Board of Directors may confer upon or assign to him or them.


                                   ARTICLE VIII

                                 SIGNATURE POWERS

Section 1. Authorization. The power of officers, employees, agents and attorneys to sign on behalf of and to affix the seal of the Association shall be prescribed by the Board of Directors or by the Executive Committee or by both; provided that the President is authorized to restrict such power of any officer, employee, agent or attorney to the business of a specific department or departments, or to a specific branch office or branch offices. Facsimile signatures may be authorized.

                                  ARTICLE IX

                            STOCK CERTIFICATES AND TRANSFERS

Section 1. Stock Records. The Trust Department shall have custody of the stock certificate books and stock ledgers of the Association, and shall make all transfers of stock, issue certificates thereof and disburse dividends declared thereon.


Section 2. Form of Certificate. Every shareholder shall be entitled to a certificate conforming to the requirements of law and otherwise in such form as the Board of Directors may approve. The certificates shall state on the face thereof that the stock is transferable only on the books of the Association and shall be signed by such officers as may be prescribed from time to time by the Board of Directors or Executive Committee. Facsimile signatures may be authorized.

Section 3. Transfers of Stock. Transfers of stock shall be made only on the books of the Association by the holder in person, or by attorney duly authorized in writing, upon surrender of the certificate therefor properly endorsed, or upon the surrender of such certificate accompanied by a properly executed written assignment of the same, or a written power of attorney to sell, assign or transfer the same or the shares represented thereby.

Section 4. Lost Certificate. The Board of Directors or Executive Committee may order a new certificate to be issued in place of a certificate lost or destroyed, upon proof of such loss or destruction and upon tender to the Association by the shareholder, of a bond in such amount and with or without surety, as may be ordered, indemnifying the Association against all liability, loss, cost and damage by reason of such loss or destruction and the issuance of a new certificate.

Section 5. Closing Transfer Books. The Board of Directors may close the transfer books for a period not exceeding thirty days preceding any regular or special meeting of the shareholders, or the day designated for the payment of a dividend or the allotment of rights. In lieu of closing the transfer books the Board of Directors may fix a day and hour not more than thirty days prior to the day of holding any meeting of the shareholders, or the day designated for the payment of a dividend, or the day designated for the allotment of rights, or the day when any change of conversion or exchange of capital stock is to go into effect, as the day as of which shareholders entitled to notice of and to vote at such meetings or entitled to such dividend or to such allotment of rights or to exercise the rights in respect of any such change, conversion or exchange of capital stock, shall be determined, and only such shareholders as shall be shareholders of record on the day and hour so fixed shall be entitled to notice of and to vote at such meeting or to receive payment of such dividend or to receive such allotment of rights or to exercise such rights, as the case may be.


                              ARTICLE X

                          THE CORPORATE SEAL

Section 1. Seal. The following is an impression of the seal of the Association adopted by the Board of Directors.


                              ARTICLE  XI

                             BUSINESS HOURS

Section 1. Business Hours. The main office of this Association and each branch office thereof shall be open for business on such days, and for such hours as the Chairman, or the President, or any Executive Vice President, or such other officer as the Board of Directors shall from time to time designate, may determine as to each office to conform to local custom and convenience, provided that any one or more of the main and branch offices or certain departments thereof may be open for such hours as the President, or such other officer as the Board of Directors shall from time to time designate, may determine as to each office or department on any legal holiday on which work is not prohibited by law, and provided further that any one or more of the main and branch offices or certain departments thereof may be ordered closed or open on any day for such hours as to each office or department as the President, or such other officer as the Board of Directors shall from time to time designate, subject to applicable laws regulations, may determine when such action may be required by reason of disaster or other emergency condition.


                                ARTICLE IX

                              CHANGES IN BY-LAWS

Section 1. Amendments. These By-laws may be amended upon vote of a majority of the entire Board of Directors at any meeting of the Board, provided ten (10) day's notice of the proposed amendment has been given to each member of the Board of Directors. No amendment may be made unless the By-law, as amended, is consistent with the requirements of law and of the Articles of Association. These By-laws may also be amended by the Association's shareholders.




A true copy

Attest:



                                        Secretary/Assistant Secretary
---------------------------------------



Dated at                                         , as of                       .
         ---------------------------------------         ----------------------

Revision of January 11, 1993

                                  EXHIBIT 5



                             CONSENT OF THE TRUSTEE
                           REQUIRED BY SECTION 321(b)
                       OF THE TRUST INDENTURE ACT OF 1939


     The undersigned, as Trustee under the Indenture to be entered into between Scott Cable Communications, Inc. and Fleet National Bank, as Trustee, does hereby consent that, pursuant to Section 321(b) of the Trust Indenture Act of 1939, reports of examinations with respect to the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.


                                           FLEET NATIONAL BANK,
                                           AS TRUSTEE


                                    By:  /s/ Kathy Larimore
                                            Kathy Larimore--

                                         Its:  Assistant Vice President



Dated:  January 27, 1997

                                                     Board of Governors of the
                                                     Federal Reserve System
                                                     OMB Number:  7100-0036

                                                     Federal Deposit Insurance
                                                     Corporation
                                                     OMB Number:  3064-0052

                                                     Office of the Comptroller
                                                     of the Currency
                                                     OMB Number:  1557-0081

                                                     Expires March 31, 1999


Federal Financial Institutions Examination Council
-------------------------------------------------------------------------------
[LOGO]                                                                      [1]
                                                Please refer to page i,
                                                Table of Contents, for
                                                the required disclosure
                                                of estimated burden.
-------------------------------------------------------------------------------

CONSOLIDATED REPORTS OF CONDITION AND INCOME FOR
A BANK WITH DOMESTIC AND FOREIGN OFFICES -- FFIEC 031

                                                     (960930)
REPORT AT THE CLOSE OF BUSINESS SEPTEMBER 30, 1996   --------
                                                    (RCRI 9999)

This report is required by law: 12 U.S.C. Section 324 (State member banks); 12 U.S.C. Section 1817 (State nonmember banks); and 12 U.S.C. Section 161 (National banks).

This report form is to be filed by banks with branches and consolidated subsidiaries in U.S. territories and possessions, Edge or Agreement subsidiaries, foreign branches, consolidated foreign subsidiaries, or international Banking Facilities.

-------------------------------------------------------------------------------

NOTE: The Reports of Condition and Income must be signed by an authorized officer and the Report of Condition must be attested to by not less than two directors (trustees) for State nonmember banks and three directors for State member and National banks.

I, Giro S. DeRosa, Vice President
  ---------------------------------------------------
  Name and Title of Officer Authorized to Sign Report

of the named bank do hereby declare that these Reports of Condition and Income (including the supporting schedules) have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

/s/ Giro DeRosa
-----------------------------------------------------
Signature of Officer Authorized to Sign Report

10/26/96
-----------------------------------------------------
Date of Signature


The Reports of Condition and Income are to be prepared in accordance with Federal regulatory authority instructions.

NOTE: These instructions may in some cases differ from generally accepted accounting principles.

We, the undersigned directors (trustees), attest to the correctness of this Report of Condition (including the supporting schedules) and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

/s/ [SIGNATURE ILLEGIBLE]
-----------------------------------------------------
Director (Trustee)

/s/ [SIGNATURE ILLEGIBLE]
-----------------------------------------------------
Director (Trustee)

/s/ [SIGNATURE ILLEGIBLE]
-----------------------------------------------------
Director (Trustee)

-------------------------------------------------------------------------------

FOR BANKS SUBMITTING HARD COPY REPORT FORMS:

STATE MEMBER BANKS: Return the original and one copy to the appropriate Federal Reserve District Bank.

STATE NONMEMBER BANKS: Return the original only in the special return address envelope provided. If express mail is used in lieu of the special return address envelope, return the original only to the FDIC, c/o Quality Data Systems, 2127 Espey Court, Suite 204, Crofton, MD 21114.

NATIONAL BANKS: Return the original only in the special return address envelope provided. If express mail is used in lieu of the special return address envelope, return the original only to the FDIC, c/o Quality Data Systems, 2127 Espey Court, Suite 204, Crofton, MD 21114.

-------------------------------------------------------------------------------

                          0 2 4 9 9
FDIC Certificate Number  -----------
                         (RCRI 9050)

                                                      [ADDRESS LABEL]

                                                                      FFIEC 031
                                                                      Page i
                                                                      /2/

Consolidated Reports of Condition and Income for
  Bank With Domestic and Foreign Offices
--------------------------------------------------------------------------------

TABLE OF CONTENTS

SIGNATURE PAGE                                                           COVER

REPORT OF INCOME

Schedule RI -- Income Statement ................................... RI-1, 2, 3

Schedule RI-A -- Changes in Equity Capital .............................. RI-4

Schedule RI-B -- Charge-offs and Recoveries and Changes in
   Allowance for Loan and Lease Losses ............................... RI-4, 5

Schedule RI-C -- Applicable Income Taxes by Taxing Authority ............ RI-5

Schedule RI-D -- Income from International Operations ................... RI-6

Schedule RI-E -- Explanations ........................................ RI-7, 8

REPORT OF CONDITION

Schedule RC -- Balance Sheet ......................................... RC-1, 2

Schedule RC-A -- Cash and Balances Due From Depository Institutions ..... RC-3

Schedule RC-B -- Securities ....................................... RC-3, 4, 5

Schedule RC-C -- Loans and Lease Financing
   Receivables:
   Part I.  Loans and Leases ......................................... RC-6, 7
   Part II. Loans to Small Businesses and Small Farms
            (included in the forms for June 30 only) ............... RC-7a, 7b

Schedule RC-D -- Trading Assets and Liabilities
   (to be completed only by selected banks) ............................. RC-8

Schedule RC-E -- Deposit Liabilities ............................ RC-9, 10, 11

Schedule RC-F -- Other Assets .......................................... RC-11

Schedule RC-G -- Other Liabilities ..................................... RC-11

Schedule RC-H -- Selected Balance Sheet Items for
   Domestic Offices .................................................... RC-12

Schedule RC-I -- Selected Assets and Liabilities of IBFs ............... RC-13

Schedule RC-K -- Quarterly Averages .................................... RC-13

Schedule RC-L -- Off Balance Sheet Items ....................... RC-14, 15, 16

Schedule RC-M -- Memoranda ......................................... RC-17, 18

Schedule RC-N -- Past Due and Nonaccrual Loans, Leases,
   and Other Assets ................................................ RC-19, 20

Schedule RC-O -- Other Data for Deposit Insurance Assessments ...... RC-21, 22

Schedule RC-R -- Regulatory Capital ................................ RC-23, 24

Optional Narrative Statement Concerning the Amounts Reported
   in the Reports of Condition and Income .............................. RC-25

Special Report (to be completed by all banks)

Schedule RC-J -- Repricing Opportunities (sent only to and to be completed only by savings banks)



DISCLOSURE OF ESTIMATED BURDEN

THE ESTIMATED AVERAGE BURDEN ASSOCIATED WITH THIS INFORMATION COLLECTION IS
32.2 HOURS PER RESPONDENT AND IS ESTIMATED TO VARY FROM 15 TO 230 HOURS PER RESPONSE, DEPENDING ON INDIVIDUAL CIRCUMSTANCES. BURDEN ESTIMATES INCLUDE THE TIME FOR REVIEWING INSTRUCTIONS, GATHERING AND MAINTAINING DATA IN THE REQUIRED FORM, AND COMPLETING THE INFORMATION COLLECTION, BUT EXCLUDE THE TIME FOR COMPILING AND MAINTAINING BUSINESS RECORDS IN THE NORMAL COURSE OF A RESPONDENT'S ACTIVITIES. COMMENTS CONCERNING THE ACCURACY OF THIS BURDEN ESTIMATE AND SUGGESTIONS FOR REDUCING THIS BURDEN SHOULD BE DIRECTED TO THE OFFICE OF INFORMATION AND REGULATORY AFFAIRS, OFFICE OF MANAGEMENT AND BUDGET, WASHINGTON, D.C. 20503, AND TO ONE OF THE FOLLOWING:

SECRETARY
BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
WASHINGTON, D.C. 20551

LEGISLATIVE AND REGULATORY ANALYSIS DIVISION
OFFICE OF THE COMPTROLLER OF THE CURRENCY
WASHINGTON, D.C. 20219

ASSISTANT EXECUTIVE SECRETARY
FEDERAL DEPOSIT INSURANCE CORPORATION
WASHINGTON, D.C. 20429


For information or assistance, National and State nonmember banks should contact the FDIC's Call Reports Analysis Unit, 550 17th Street, NW, Washington, D.C. 20429, toll-free on (800) 688-FDIC(3342), Monday through Friday between 8:00 a.m. and 5:00 p.m., Eastern time. State member banks should contact their Federal Reserve District Bank.

Legal Title of Bank:    Fleet National Bank
Address:                One Monarch Place
City,  State    Zip:    Springfield, MA 01102
FDIC Certificate No.:   0 2 4 9 9
                        ---------
Call Date: 9/30/96
ST-BK: 25-0590  FFIEC 031
Page RI-1

CONSOLIDATED REPORT OF INCOME
FOR THE PERIOD JANUARY 1, 1996-SEPTEMBER 30, 1996

All Report of Income schedules are to be reported on a calendar year-to-date basis in thousands of dollars.

SCHEDULE RI--INCOME STATEMENT

                                                                                                          I480
                                                                                         -------------------------
                                                         Dollars Amounts in Thousands      RIAD   Bil   Mil   Thou
------------------------------------------------------------------------------------------------------------------
1. Interest income:
   a. Interest and fee income on loans:
      (1) In domestic offices:
          (a) Loans secured by real estate ..............................................  4011            854,388   1.a.(1)(a)
          (b) Loans to depository institutions ..........................................  4019              1,052   1.a.(1)(b)
          (c) Loans to finance agricultural production and other loans to farmers .......  4024                405   1.a.(1)(c)
          (d) Commercial and industrial loans ...........................................  4012            850,473   1.a.(1)(d)
          (e) Acceptances of other banks ................................................  4026                261   1.a.(1)(e)
          (f) Loans to individuals for household, family, and other personal expenditures:
              (1) Credit cards and related plans ........................................  4054              13,229  1.a.(1)(f)(1)
              (2) Other .................................................................  4055             144,012  1.a.(1)(f)(2)
          (g) Loans to foreign governments and official institutions ..................... 4056                   0  1.a.(1)(g)
          (h) Obligations (other than securities and leases) of states and political subdivisions in the U.S.:
              (1) Taxable obligations ...................................................  4503                   0  1.a.(1)(h)(1)
              (2) Tax-exempt obligations ................................................  4504               7,756  1.a.(1)(h)(2)
          (i) All other loans in domestic offices .......................................  4058             115,822  1.a.(1)(1)

      (2) In foreign offices, Edge and Agreement subsidiaries, and IBFs .................  4059               2,981  1.a.(2)
   b. Income from lease financing receivables:
      (1) Taxable leases ................................................................  4505             114,095  1.b.(1)
      (2) Tax-exempt leases .............................................................  4307               1,130  1.b.(2)
   c. Interest income on balances due from depository institutions: (1)
      (1) In domestic offices ...........................................................  4105               1,047  1.c.(1)
      (2) In foreign offices, Edge and Agreement subsidiaries, and IBFs .................. 4106                 142  1.c.(2)
   d. Interest and dividend income on securities:
      (1) U.S. Treasury securities and U.S. Government agency and corporation
          obligations ...................................................................  4027             323,294  1.d.(1)
      (2) Securities issued by states and political subdivisions in the U.S.:
          (a) Taxable securities ........................................................  4506                   0  1.d.(2)(a)
          (b) Tax-exempt securities .....................................................  4507               4,736  1.d.(2)(b)
      (3) Other domestic debt securities ................................................  3657              12,668  1.d.(3)
      (4) Foreign debt securities .......................................................  3658               4,985  1.d.(4)
      (5) Equity securities (including investments in mutual funds) .....................  3659              15,296  1.d.(5)
   e. Interest income from trading assets ...............................................  4069                 429  i.e.

--------------
(1) Includes interest income on time certificates of deposit not held for trading.

Legal Title of Bank:   Fleet National Bank         Call Date: 9/30/96
Address:               One Monarch Place               ST-BK: 25-0590 FFIEC 031
City,  State  Zip:     Springfield, MA 01102                          Page RI-2
FDIC Certificate No.:  0 2 4 9 9
                      -----------

SCHEDULE RI--CONTINUED

                                                                                    --------------
                                               Dollar Amounts in Thousands           Year-to-date
--------------------------------------------------------------------------------------------------
 1.  Interest income (continued)                                                RIAD  Bil Mil Thou
     f.  Interest income on federal funds sold and securities purchased under agreements to resell in domestic offices of the bank and of its Edge
         and Agreement subsidiaries, and in IBFs..............................  4020        25,381   1.f.
     g.  Total interest income (sum of items 1.a through 1.f).................  4107     2,493,582   1.g.
 2.  Interest expense:
     a.  Interest on deposits:
         (1)  Interest on deposits in domestic offices:
              (a)  Transaction accounts (NOW accounts, ATS accounts, and
                   telephone and preauthorized transfer accounts).............  4508        10,989   2.a.(1)(a)
              (b)  Nontransaction accounts:
                   (1)  Money market deposit accounts (MMDAs).................  4509       196,360   2.a.(1)(b)(1)
                   (2)  Other savings deposits................................  4511        38,216   2.a.(1)(b)(2)
                   (3)  Time certificates of deposit of $100,000 or more......  4174       130,069   2.a.(1)(b)(3)
                   (4)  All other time deposits...............................  4512       310,562   2.a.(1)(b)(4)
         (2)  Interest on deposits in foreign offices, Edge and Agreement
              subsidiaries, and IBFs..........................................  4172        74,619   2.a.(2)
     b.  Expense of federal funds purchased and securities sold under agreements to repurchase in domestic offices of the bank and of its
         Edge and Agreement subsidiaries, and in IBFs.........................  4180       221,536   2.b.
     c.  Interest on demand notes issued to the U.S. Treasury, trading
         liabilities, and other borrowed money................................  4185       145,395   2.c.
     d.  Interest on mortgage indebtedness and obligations under capitalized
         leases...............................................................  4072           630   2.d.
     e.  Interest on subordinated notes and debentures........................  4200        47,710   2.e.
     f.  Total interest expense (sum of items 2.a through 2.e)................  4073     1,176,086   2.f.
                                                                                                   -----------------------
 3.  Net interest income (item 1.g minus 2.f).................................                      RIAD 4074   1,317,496    3.
                                                                                                   -----------------------
 4.  Provisions:
                                                                                                   -----------------------
     a.  Provision for loan and lease losses..................................                      RIAD 4230      24,179    4.a.
     b.  Provision for allocated transfer risk................................                      RIAD 4243           0    4.b.
                                                                                                   -----------------------
 5.  Noninterest income:
     a.  Income from fiduciary activities.....................................  4070       217,705   5.a.
     b.  Service charges on deposit accounts in domestic offices..............  4080       169,866   5.b.
     c.  Trading revenue (must equal Schedule RI, sum of Memorandum
         items 8.a through 8.d)...............................................  A220        16,406   5.c.
     d.  Other foreign transaction gains (losses).............................  4076           781   5.d.
     e.  Not applicable
     f.  Other noninterest income:
         (1)  Other fee income................................................  5407       576,559   5.f.(1)
         (2)  All other noninterest income*...................................  5408       270,460   5.f.(2)
                                                                                                   -----------------------
     g.  Total noninterest income (sum of items 5.a through 5.f)..............                      RIAD 4079   1,251,777    5.g.
 6.  a.  Realized gains (losses) on held-to-maturity securities...............                      RIAD 3521           1    6.a.
     b.  Realized gains (losses) on available-for-sale securities.............                      RIAD 3196      16,196    6.b.
                                                                                                   -----------------------
 7.  Noninterest expense:
     a.  Salaries and employee benefits.......................................  4135       480,905   7.a.
     b.  Expenses of premises and fixed assets (net of rental income)
         (excluding salaries and employee benefits and mortgage interest).....  4217       164,769   7.b.
     c.  Other noninterest expense*...........................................  4092       942,296   7.c.
                                                                                                   -----------------------
     d.  Total noninterest expense (sum of items 7.a through 7.c).............                      RIAD 4093   1,587,970    7.d.
                                                                                                   -----------------------
 8.  Income (loss) before income taxes and extraordinary items and other
                                                                                                   -----------------------
     adjustments (item 3 plus or minus items 4.a, 4.b, 5.g, 6.a, 6.b, and 7.d)                      RIAD 4301     973,321    8.
 9.  Applicable income taxes (on item 8)......................................                      RIAD 4302     397,990    9.
                                                                                                   -----------------------
10.  Income (loss) before extraordinary items and other adjustments (item 8
                                                                                                   -----------------------
     minus 9).................................................................                      RIAD 4300     575,331   10.
                                                                                                   -----------------------

--------------------
*Describe on Schedule RI-E--Explanations.

Legal Title of Bank:   Fleet National Bank         Call Date: 9/30/96
Address:               One Monarch Place               ST-BK: 25-0590 FFIEC 031
City,  State   Zip:    Springfield, MA  01102                         Page RI-3
FDIC Certificate No.:  0 2 4 9 9
                       ---------

SCHEDULE RI--CONTINUED

                                                                                        Year-to-date
                                                                                --------------------
                                               Dollar Amounts in Thousands       RIAD   Bil Mil Thou
----------------------------------------------------------------------------------------------------
11. Extraordinary items and other adjustments:
    a. Extraordinary items and other adjustments, gross of income taxes* .....   4310              0   11.a.
    b. Applicable income taxes (on item 11.a)* ...............................   4315              0   11.b.
    c. Extraordinary items and other adjustments, net of income taxes
       (item 11.a minus 11.b) ................................................                         RIAD 4320          0  11.c
12. Net income (loss) (sum of items 10 and 11.c) .............................                         RIAD 4340    575,331  12.
                                                                                -------------------------------------------

                                                                                                                    ------
                                                                                                                      I481   <-
Memoranda                                                                                                     ------------
                                                                                                              Year-to-date
                                                                                                      --------------------
                                                                         Dollar Amounts in Thousands   RIAD   Bil Mil Thou
---------------------------------------------------------------------------------------------------------------------------
 1. Interest expense incurred to carry tax-exempt securities, loans, and leases acquired after
    August 7, 1986, that is not deductible for federal income tax purposes .........................   4513          2,092   M.1.
 2. Income from the sale and servicing of mutual funds and annuities in domestic offices
    (included in Schedule RI, item 8) ..............................................................   8431         33,068   M.2.
 3.-4. Not applicable
 5. Number of full-time equivalent employees on payroll at end of current period (round to                          Number
    nearest whole number) ..........................................................................   4150         12,552   M.5.
 6. Not applicable
 7. If the reporting bank has restated its balance sheet as a result of applying push down                        MM DD YY
    accounting this calendar year, report the date of the bank's acquisition .......................   9106       00/00/00   M.7.
 8. Trading revenue (from cash instruments and off-balance sheet derivative instruments)
    (sum of Memorandum items 8.a through 8.d must equal Schedule RI, item 5.c):                               Bil Mil Thou
    a. Interest rate exposures .....................................................................   8757          2,536   M.8.a.
    b. Foreign exchange exposures ..................................................................   8758         13,870   M.8.b.
    c. Equity security and index exposures .........................................................   8759              0   M.8.c.
    d. Commodity and other exposures ...............................................................   8760              0   M.8.d.
 9. Impact on income of off-balance sheet derivatives held for purposes other than trading:
    a. Net increase (decrease) to interest income ..................................................   8761         (1,530)  M.9.a.
    b. Net (increase) decrease to interest expense .................................................   8762         (7,731)  M.9.b.
    c. Other (noninterest) allocations .............................................................   8763            235   M.9.c.
10. Credit losses on off-balance sheet derivatives (see instructions) ..............................   A251              0   M.10.
                                                                                                      --------------------

------------
*Describe on Schedule RI-E--Explanations.

Legal Title of Bank: Fleet National Bank
Address: One Monarch Place
City, State Zip: Springfield, MA 01102
FDIC Certificate No.: 02499

Call Date: 9/30/96
ST-BK: 25-0590 FFIEC 031
Page RI-4


SCHEDULE RI-A--CHANGES IN EQUITY CAPITAL

Indicate decreases and losses in parentheses.

                                                                                        I483     <-
                              Dollar Amounts in Thousands       RIAD    Bil     Mil     Thou
----------------------------------------------------------      ----    ---     ---     ----
 1. Total equity capital originally reported in the December
    31, 1995, Reports of Condition and Income................   3215               1,342,473    1.
 2. Equity capital adjustments from amended Reports of
    Income, net*.............................................   3216                       0    2.
 3. Amended balance end of previous calendar year
    (sum of items 1 and 2)...................................   3217               1,342,473    3.
 4. Net income (loss) (must equal Schedule RI, item 12)......   4340                 575,331    4.
 5. Sale, conversion, acquisition, or retirement of
    capital stock, net.......................................   4346                       0    5.
 6. Changes incident to business combinations, net...........   4356               4,161,079    6.
 7. LESS: Cash dividends declared on preferred stock.........   4470                       0    7.
 8. LESS: Cash dividends declared on common stock............   4460                 625,239    8.
 9. Cumulative effect of changes in accounting principles
    from prior years* (see instructions for this schedule)...   4411                       0    9.
10. Corrections of material accounting errors from prior
    years* (see instructions for this schedule)..............   4412                       0   10.
11. Change in net unrealized holding gains (losses) on
    available-for-sale securities............................   8433                 (30,167)  11.
12. Foreign currency translation adjustments.................   4414                       0   12.
13. Other transactions with parent holding company* (not
    included in items 5, 7, or 8 above)......................   4415              (1,003,722)  13.
14. Total equity capital end of current period (sum of
    items 3 through 13) (must equal Schedule RC, item 28)....   3210               4,419,755   14.

-----------
*Describe on Schedule RI-E--Explanations.


SCHEDULE RI-B--CHARGE-OFFS AND RECOVERIES AND CHANGES
               IN ALLOWANCE FOR LOAN AND LEASE LOSSES

PART I. CHARGE-OFFS AND RECOVERIES ON LOANS AND LEASES


Part I excludes charge-offs and recoveries through the allocated transfer risk reserve.



                                                                                                            I486      <-
                                                                ------------------------------------------------
                                                                      (Column A)               (Column B)
                                                                      Charge-offs              Recoveries
                                                                ------------------------------------------------
                                                                             Calendar year-to-date
                                                                ------------------------------------------------
                              Dollar Amounts in Thousands       RIAD  Bil   Mil   Thou   RIAD   Bil   Mil   Thou
----------------------------------------------------------      ----  ---   ---   ----   ----   ---   ---   ----
1. Loans secured by real estate:                                ////////////////////////////////////////////////////////////
   a. To U.S. addressees (domicile).......................      4651              52,012   4661             10,568        1.a.
   b. To non-U.S. addressees (domicile)...................      4652                   0   4662                  0        1.b.
2. Loans to depository institutions and acceptances
   of other banks:                                              ////////////////////////////////////////////////////////////
   a. To U.S. banks and other U.S. depository institutions      4653                   0   4663                  0        2.a.
   b. To foreign banks....................................      4654                   0   4664                  0        2.b.
3. Loans to finance agricultural production and other
   loans to farmers.......................................      4655                   6   4665                 89        3.
4. Commercial and industrial loans:                             ////////////////////////////////////////////////////////////
   a. To U.S. addressees (domicile).......................      4645              58,172   4617             39,649        4.a.
   b. To non-U.S. addressees (domicile)...................      4646                   0   4618                102        4.b.
5. Loans to individuals for household, family, and              /////////////////////////////////////////////////////////////
   other personal expenditures:                                 ////////////////////////////////////////////////////////////
   a. Credit cards and related plans......................      4656               1,340   4666              1,125        5.a.
   b. Other (includes single payment, installment, and all
      student loans)......................................      4657              17,633   4667              2,946        5.b.
6. Loans to foreign governments and official institutions..     4643                   0   4627                  0        6.
7. All other loans.........................................     4644               2,987   4628                750        7.
8. Lease financing receivables:                                 /////////////////////////////////////////////////////////////
   a. Of U.S. addressees (domicile)........................     4658              11,644   4668              3,670        8.a.
   b. Of non-U.S. addressees (domicile)....................     4659                   0   4669                  0        8.b.
   Total (sum of items 1 through 8)........................     4635             143,794   4605             58,899        9.



                                  Call Date: 9/30/96  ST-BK: 25-0590  FFIEC 031
                                                                      Page RI-5

Legal Title of Bank:  Fleet National Bank
Address:              One Monarch Place
City, State  Zip:     Springfield, MA  01102
FDIC Certificate No.: 0 2 4 9 9
                      ---------
SCHEDULE RI-B -- CONTINUED

PART I. CONTINUED

                                                                         -------------------------------------------
                                                                              (Column A)             (Column B)
                                                                             Charge-offs             Recoveries
                                                                         -------------------------------------------
                                                                                    Calendar year-to-date
                                                                         -----------------------------------------------
Memoranda                                 Dollar Amounts in Thousands    RIAD  Bil  Mil  Thou   RIAD   Bil  Mil  Thou
------------------------------------------------------------------------------------------------------------------------
1-3. Not applicable
4. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in
   Schedule RI-B, part I, items 4 and 7, above ......................... 5409              513    5410           1,374    M.4.
5. Loans secured by real estate in domestic offices (included in
   Schedule RI-B, part I, item 1, above):
   a. Construction and land development ................................ 3582              189    3583             253    M.5.a.
   b. Secured by farmland .............................................. 3584              145    3585             220    M.5.b.
   c. Secured by 1-4 family residential properties:
      (1) Revolving, open-end loans secured by 1-4 family residential
          properties and extended under lines of credit ................ 5411            3,647    5412             536    M.5.c.(1)
      (2) All other loans secured by 1-4 family residential properties.. 5413           23,744    5414           2,707    M.5.c.(2)
   d. Secured by multifamily (5 or more) residential properties ........ 3588            4,055    3589             395    M.5.d.
   e. Secured by nonfarm nonresidential properties ..................... 3590           20,232    3591           6,457    M.5.e.
                                                                         -------------------------------------------

PART II. CHANGES IN ALLOWANCE FOR LOAN AND LEASE LOSSES

                                                                                             --------------------
                                                               Dollar Amounts in Thousands   RIAD  Bil  Mil  Thou
-----------------------------------------------------------------------------------------------------------------
1. Balance originally reported in the December 31, 1995, Reports of Condition and Income ..  3124         266,943    1.
2. Recoveries (must equal part I, item 9, column B above) .................................  4605          58,899    2.
3. LESS: Charge-offs (must equal part I, item 9, column A above) ..........................  4635         143,794    3.
4. Provision for loan and lease losses (must equal Schedule RI, item 4.a) .................  4230          24,179    4.
5. Adjustments* (see instructions for this schedule) ......................................  4815         634,542    5.
6. Balance end of current period (sum of items 1 through 5) (must equal Schedule RC,
   item 4.b) ..............................................................................  3123         840,769    6.

-----------------

* Describe on Schedule RI-E -- Explanations.


SCHEDULE RI-C -- APPLICABLE INCOME TAXES BY TAXING AUTHORITY

SCHEDULE RI-C IS TO BE REPORTED WITH THE DECEMBER REPORT OF INCOME.

                                                                                                           ---------
                                                                                                             I489      <-
                                                                                                --------------------
                                                                   Dollar Amounts in Thousands  RIAD  Bil  Mil  Thou
--------------------------------------------------------------------------------------------------------------------
1. Federal ...................................................................................  4780             N/A    1.
2. State and local ...........................................................................  4790             N/A    2.
3. Foreign ...................................................................................  4795             N/A    3.
4. Total (sum of items 1 through 3) (must equal sum of Schedule RI, items 9 and 11.b) ........  4770             N/A    4.
                                                                   ---------------------------
5. Deferred portion of item 4 ...................................  RIAD 4772               N/A                          5.
                                                                   -------------------------------------------------

                                  Call Date: 9/30/96  ST-BK: 25-0590  FFIEC 031
                                                                      Page RI-6

Legal Title of Bank:  Fleet National Bank
Address:              One Monarch Place
City, State  Zip:     Springfield, MA  01102
FDIC Certificate No.: 0 2 4 9 9
                      ---------

SCHEDULE RI-D--INCOME FROM INTERNATIONAL OPERATIONS

For all banks with foreign offices, Edge or Agreement subsidiaries, or IBFs where international operations account for more than 10 percent of total revenues, total assets, or net income.

PART I. ESTIMATED INCOME FROM INTERNATIONAL OPERATIONS

                                                                                                                 -------
                                                                                                                   I492
                                                                                                    --------------------
                                                                                                           Year-to-date
                                                                                                    --------------------
                                                                   Dollar Amounts in Thousands      RIAD  Bil  Mil Thou  <-
------------------------------------------------------------------------------------------------------------------------
1.  Interest income and expense booked at foreign offices, Edge and Agreement subsidiaries,         //////////////////
    and IBFs:                                                                                       //////////////////
    a.  Interest income booked...................................................................   4837           N/A    1.a.
    b.  Interest expense booked..................................................................   4838           N/A    1.b.
    c.  Net interest income booked at foreign offices, Edge and Agreement subsidiaries, and         //////////////////
        IBFs (item 1.a minus 1.b)................................................................   4839           N/A    1.c.
2.  Adjustments for booking location of international operations:                                   //////////////////
    a.  Net interest income attributable to international operations booked at domestic offices..   4840           N/A    2.a.
    b.  Net interest income attributable to domestic business booked at foreign offices..........   4841           N/A    2.b.
    c.  Net booking location adjustment (item 2.a minus 2.b).....................................   4842           N/A    2.c.
3.  Noninterest income attributable to international operations:                                    //////////////////
    a.  Noninterest income attributable to international operations..............................   4097           N/A    3.a.
    b.  Provision for loan and lease losses attributable to international operations.............   4235           N/A    3.b.
    c.  Other noninterest expense attributable to international operations.......................   4239           N/A    3.c.
    d.  Net noninterest income (expense) attributable to international operations (item 3.a         //////////////////
        minus 3.b and 3.c).......................................................................   4843           N/A    3.d.
4.  Estimated pretax income attributable to international operations before capital allocation      //////////////////
    adjustment (sum of items 1.c, 2.c, and 3.d)..................................................   4844           N/A    4.
5.  Adjustment to pretax income for internal allocations to international operations to reflect     //////////////////
    the effects of equity capital on overall bank funding costs..................................   4845           N/A    5.
6.  Estimated pretax income attributable to international operations after capital allocation       //////////////////
    adjustment (sum of items 4 and 5)............................................................   4846           N/A    6.
7.  Income taxes attributable to income from international operations as estimated in item 6.....   4797           N/A    7.
8.  Estimated net income attributable to international operations (item 6 minus 7)...............   4341           N/A    8.
                                                                                                    ---------------------

Memoranda
                                                                                                    ---------------------
                                                                   Dollar Amounts in Thousands      RIAD  Bil  Mil Thou
-------------------------------------------------------------------------------------------------------------------------
1.  Intracompany interest income included in item 1.a above......................................   4847           N/A    M.1.
2.  Intracompany interest expense included in item 1.b above.....................................   4848           N/A    M.2.
                                                                                                    ---------------------


PART II. SUPPLEMENTARY DETAILS ON INCOME FROM INTERNATIONAL OPERATIONS REQUIRED
BY THE DEPARTMENTS OF COMMERCE AND TREASURY FOR PURPOSES OF THE U.S.
INTERNATIONAL ACCOUNTS AND THE U.S. NATIONAL INCOME AND PRODUCT ACCOUNTS

                                                                                                    --------------------
                                                                                                           YEAR-to-date
                                                                                                    ---------------------
                                                                   Dollar Amounts in Thousands      RIAD  Bil  Mil Thou
-------------------------------------------------------------------------------------------------------------------------
1.  Interest income booked at IBFs...............................................................   4849           N/A    1.
2.  Interest expense booked at IBFs..............................................................   4850           N/A    2.
3.  Noninterest income attributable to international operations booked at domestic offices          //////////////////
    (excluding IBFs):                                                                               //////////////////
    a.  Gains (losses) and extraordinary items...................................................   5491           N/A    3.a.
    b.  Fees and other noninterest income........................................................   5492           N/A    3.b.
4.  Provision for loan and lease losses attributable to international operations booked at          //////////////////
    domestic offices (excluding IBFs)............................................................   4852           N/A    4.
5.  Other noninterest expense attributable to international operations booked at domestic           //////////////////
    offices (excluding IBFs).....................................................................   4853           N/A    5.
                                                                                                    ---------------------

                                    Call Date: 9/30/96 ST-BK: 25-0590  FFIEC 031
                                                                       Page RI-7
Legal Title of Bank:    Fleet National Bank
Address:                One Monarch Place
City,  State    Zip:    Springfield, MA 01102
FDIC Certificate No.:   0 2 4 9 9
                        ---------
SCHEDULE RI-E--EXPLANATIONS

SCHEDULE RI-E IS TO BE COMPLETED EACH QUARTER ON A CALENDAR YEAR-TO-DATE BASIS.

Detail all adjustments in Schedule RI-A and RI-B, all extraordinary items and other adjustments in Schedule RI, and all significant items of other noninterest income and other noninterest expense in Schedule RI. (See instructions for details.)

                                                                                                          I495
                                                                                                    --------------
                                                                                                      Year-to-date
                                                                                         -------------------------  <-
                                                         Dollars Amounts in Thousands      RIAD   Bil   Mil   Thou
------------------------------------------------------------------------------------------------------------------
1. All other noninterest income (from Schedule RI, item 5.f.(2))
   Report amounts that exceed 10% of Schedule RI, item 5.f.(2):
   a. Net gains on other real estate owned ..............................................  5415                  0   1.a.
   b. Net gains on sales of loans .......................................................  5416                  0   1.b.
   c. Net gains on sales of premises and fixed assets ...................................  5417                  0   1.c.
   Itemize and describe the three largest other amounts that exceed 10% of Schedule RI, item 5.f.(2):

   d. TEXT 4461 Income on Mortgages Held For Resale                                        4461            115,563   1.d.
      -----------------------------------------------------------------------------------
   e. TEXT 4462 Gain From Branch Divestitures                                              4462             77,976   1.e.
      -----------------------------------------------------------------------------------
   f. TEXT 4463                                                                            4463                      1.f.
      --- -------------------------------------------------------------------------------
2. Other noninterest expense (from Schedule RI, item 7.c):
   a. Amortization expense of intangible assets .........................................  4531            207,168   2.a.
   Report amounts that exceed 10% of Schedule RI, item 7.c:
   b. Net losses on other real estate owned .............................................  5418                  0   2.b.
   c. Net losses on sales of loans ......................................................  5419                  0   2.c.
   d. Net losses on sales of premises and fixed assets ..................................  5420                  0   2.d.
   Itemize and describe the three largest other amounts that exceed 10% of Schedule RI,
   Item 7.c:

   e. TEXT 4464 Intercompany Corporate Support Function Charges                            4464            219,071   2.e.
      -----------------------------------------------------------------------------------
   f. TEXT 4467 Intercompany Data Processing & Programming Charges                         4467            238,115   2.f.
      -----------------------------------------------------------------------------------
   g. TEXT 4468                                                                            4468                      2.g.
      -----------------------------------------------------------------------------------
3. Extraordinary items and other adjustments (from Schedule RI, item 11.a) and applicable income tax effect (from Schedule RI, item 11.b) (itemize and describe all extraordinary items and other adjustments):
   a. (1) TEXT 4469                                                                        4469                      3.a.(1)
          -------------------------------------------------------------------------------
      (2) Applicable income tax effect                          RIAD 4486                                            3.a.(2)
          ------------                                         -----------
   b. (1) TEXT 4487                                                                        4487                      3.b.(1)
          -------------------------------------------------------------------------------
      (2) Applicable income tax effect                          RIAD 4488                                            3.b.(2)
          ------------                                         -----------
   c. (1) TEXT 4489                                                                        4489                      3.c.(1)
          -------------------------------------------------------------------------------
      (2) Applicable income tax effect                          RIAD 4491                                            3.c.(2)
                                                               -----------
4. Equity capital adjustments from amended Reports of Income (from Schedule RI-A, item 2)
   (itemize and describe all adjustments:
   a. TEXT 4492                                                                            4492                      4.a.
      -----------------------------------------------------------------------------------
   b. TEXT 4493                                                                            4493                      4.b.
      -----------------------------------------------------------------------------------
5. Cumulative effect of changes in accounting principles from prior years
   (from Schedule RI-A, item 9) (itemize and describe all changes in accounting principles):
   a. TEXT 4494                                                                            4494                      5.a.
      -----------------------------------------------------------------------------------
   B. TEXT 4495                                                                            4495                      5.b.
      -----------------------------------------------------------------------------------
6. Corrections of material accounting errors from prior years (from Schedule RI-A, item 10) (itemize and describe all corrections):
   a. TEXT 4496                                                                            4496                      6.a.
      -----------------------------------------------------------------------------------
   b. TEXT 4497                                                                            4497                      6.b.
      -----------------------------------------------------------------------------------

                                    Call Date: 9/30/96 ST-BK: 25-0590  FFIEC 031
                                                                       Page RI-8
Legal Title of Bank:    Fleet National Bank
Address:                One Monarch Place
City,  State    Zip:    Springfield, MA 01102
FDIC Certificate No.:   0 2 4 9 9
                        ---------

SCHEDULE RI-E--CONTINUED



                                                                                                    --------------
                                                                                                      Year-to-date
                                                                                           -----------------------
                                                         Dollars Amounts in Thousands      RIAD   Bil   Mil   Thou
------------------------------------------------------------------------------------------------------------------
7. Other transactions with parent holding company (from Schedule RI-A, item 13)
   (itemize and describe all such transactions):
   a. TEXT 4498 Fleet National Bank Surplus Distribution to FFG                            4498         (1,003,722)  7.a.
      --------------------------------------------------------------------------------
   b. TEXT 4499                                                                            4499                      7.b
      --------------------------------------------------------------------------------
8. Adjustments to allowance for loan and lease losses (from Schedule RI-B, part II, item 5) (itemize and describe all adjustments):
   a. TEXT 4521 12/31/95 ending Balance of Pooled Entities                                 4521            636,497   8.a.
      --------------------------------------------------------------------------------
   b. TEXT 4522 Divested Allowance Related to Sold Loans                                   4522             (1,955)  8.b.
      --------------------------------------------------------------------------------     -----------------------
9. Other explanations (the space below is provided for the bank to briefly describe,
   at its option, any other significant items affecting the Report of Income):               I498             I499   <-
   No comment /x/ (RIAD 4769)                                                              -----------------------
   Other explanations (please type or print clearly):
   (TEXT) 4769)

                                       10

                                    Call Date: 9/30/96 ST-BK: 25-0590  FFIEC 031
                                                                       Page RC-1
Legal Title of Bank:    Fleet National Bank
Address:                One Monarch Place
City,  State    Zip:    Springfield, MA 01102
FDIC Certificate No.:   0 2 4 9 9
                        ---------
CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL
AND STATE-CHARTERED SAVINGS BANKS FOR SEPTEMBER 30, 1996

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

SCHEDULE RC--BALANCE SHEET


                                                                                                        C400
                                                        Dollar Amounts in Thousands     RCFC    Bil Mil Thou    <-
------------------------------------------------------------------------------------------------------------
ASSETS

 1. Cash and balances due from depository institutions (from Schedule RC-A):
    a. Noninterest-bearing balances and currency and coin(1).......................     0081       3,929,278    1.a.
    b. Interest-bearing balances(2)................................................     0071          30,710    1.b.

 2. Securities:
    a. Held-to-maturity securities (from Schedule RC-B, column A)..................     1754         284,288    2.a.
    b. Available-for-sale securities (from Schedule RC-B, column D)................     1773       7,315,890    2.b.

 3. Federal funds sold and securities purchased under agreements to resell in domestic offices of the bank and of its Edge and Agreement subsidiaries, and in IBFs:
    a. Federal funds sold..........................................................     0276          32,521    3.a.
    b. Securities purchased under agreements to resell.............................     0277               0    3.b.

 4. Loans and lease financing receivables:
    a. Loans and leases, net of unearned income
        (from Schedule RC-C).................................RCFD 2122   32,002,964                             4.a.
    b. LESS: Allowance for loan and lease losses.............RCFD 3123      840,769                             4.b.
    c. LESS: Allocated transfer risk reserve.................RCFD 3128            0                             4.c.
    d. Loans and leases, net of unearned income, allowance, and reserve
        (item 4.a minus 4.b and 4.c)...............................................     2125      31,162,195    4.d.

 5. Trading assets (from Schedule RC-D)............................................     3545          48,111    5.

 6. Premises and fixed assets (including capitalized leases).......................     2145         560,725    6.

 7. Other real estate owned (from Schedule RC-M)...................................     2150          22,784    7.

 8. Investments in unconsolidated subsidiaries and associated companies
     (from Schedule RC-M)..........................................................     2130               0    8.

 9. Customers' liability to this bank on acceptances outstanding...................     2155          14,235    9.

10. Intangible assets (from Schedule RC-M).........................................     2143       2,311,234   10.

11. Other assets (from Schedule RC-F)..............................................     2160       3,699,236   11.

12. Total assets (sum of items 1 through 11).......................................     2170      49,411,207   12.

----------
(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.

Legal Title of Bank:   Fleet National Bank         Call Date: 9/30/96
Address:               One Monarch Place               ST-BK: 25-0590 FFIEC 031
City,  State   Zip:    Springfield, MA  01102                         Page RC-2
FDIC Certificate No.:  0 2 4 9 9
                       ---------

SCHEDULE RC--CONTINUED

                                                                                                  -----------------------
                                                                    Dollar Amounts in Thousands             Bil Mil Thou
------------------------------------------------------------------------------------------------------------------------
LIABILITIES
13. Deposits:
    a. In domestic offices (sum of totals of columns A and C from Schedule RC-E,
       part I) .................................................................................  RCON 2200   33,574,312   13.a.
                                                                          ----------------------
       (1) Noninterest-bearing(1) ......................................  RCON 6631   10,385,307                           13.a.(1)
       (2) Interest-bearing ............................................  RCON 6636   23,189,005                           13.a.(2)
                                                                          ----------------------
    b. In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule RC-E,
       part II) ................................................................................  RCFN 2200    1,817,711   13.b.
                                                                          ----------------------
       (1) Noninterest-bearing .........................................  RCFN 6631           36                           13.b.(1)
       (2) Interest-bearing ............................................  RCFN 6636    1,817,675                           13.b.(2)
                                                                          ----------------------
14. Federal funds purchased and securities sold under agreements to repurchase in domestic offices of the bank and of its Edge and Agreement subsidiaries, and in IBFs:
    a. Federal funds purchased .................................................................  RCFD 0278    4,393,064   14.a.
    b. Securities sold under agreements to repurchase ..........................................  RCFD 0279      133,568   14.b
15. a. Demand notes issued to the U.S. Treasury ................................................  RCON 2840    1,589,048   15.a.
    b. Trading liabilities (from Schedule RC-D) ................................................  RCFD 3548       34,078   15.b.
16. Other borrowed money:
    a. With a remaining maturity of one year or less ...........................................  RCFD 2332      575,600   16.a.
    b. With a remaining maturity of more than one year .........................................  RCFD 2333      647,284   16.b.
17. Mortgage indebtedness and obligations under capitalized leases .............................  RCFD 2910       11,403   17.
18. Bank's liability on acceptances executed and outstanding ...................................  RCFD 2920       14,235   18.
19. Subordinated notes and debentures ..........................................................  RCFD 3200    1,213,219   19.
20. Other liabilities (from Schedule RC-G) .....................................................  RCFD 2930      987,930   20.
21. Total liabilities (sum of items 13 through 20) .............................................  RCFD 2948   44,991,452   21.

22. Limited-life preferred stock and related surplus ...........................................  RCFD 3282            0   22.
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus ..............................................  RCFD 3838      125,000   23.
24. Common stock ...............................................................................  RCFD 3230       19,487   24.
25. Surplus (exclude all surplus related to preferred stock) ...................................  RCFD 3839    2,551,927   25.
26. a. Undivided profits and capital reserves ..................................................  RCFD 3632    1,739,604   26.a
    b. Net unrealized holding gains (losses) on available-for-sale securities ..................  RCFD 8434      (16,263)  26.b
27. Cumulative foreign currency translation adjustments ........................................  RCFD 3284            0   27.
28. Total equity capital (sum of items 23 through 27) ..........................................  RCFD 3210    4,419,755   28.
29. Total liabilities, limited-life preferred stock, and equity capital (sum of items 21,
    22, and 28) ................................................................................  RCFD 3300   49,411,207   29.
                                                                                                  ----------------------

Memorandum
To be reported only with the March Report of Condition.

                                                                                                                  Number
                                                                                                      ------------------
 1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external
    auditors as of any date during 1995 ...........................................................   RCFD 6724      N/A   M.1.
                                                                                                      ------------------

1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

4 = Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)

5 = Review of the bank's financial statements by external auditors

6 = Compilation of the bank's financial statements by external auditors

7 = Other audit procedures (excluding tax preparation work)

8 = No external audit work

------------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.

Legal Title of Bank:    Fleet National Bank                                Call Date: 9/30/96 ST-BK: 25-0590  FFIEC 031
Address:                One Monarch Place                                                                     Page RC-3
City    State   Zip:    Springfield, MA 01102
FDIC Certificate No.:   0 2 4 9 9
                        ---------

SCHEDULE RC-A--CASH AND BALANCES DUE FROM DEPOSITORY INSTITUTIONS

Exclude assets held for trading.

                                                                                                                       C405
                                                                                --------------------------------------------
                                                                                    (Column A)               (Column B)
                                                                                    Consolidated              Domestic
                                                                                        Bank                   Offices
                                                                                --------------------   ---------------------
                                                Dollar Amounts in Thousands     RCFD  Bil  Mil  Thou   RCON  Bil  Mil  Thou
----------------------------------------------------------------------------------------------------------------------------
1. Cash items in process of collection, unposted debits, and currency and
   coin.....................................................................    0022        3,629,071                         1.
   a. Cash items in process of collection and unposted debits...............                            0020       2,937,263  1.a.
   b. Currency and coin.....................................................                            0080         691,808  1.b.
2. Balances due from depository institutions in the U.S.....................                            0082         153,295  2.
   a. U.S. branches and agencies of foreign banks (including their IBFs)....    0083                0                         2.a.
   b. Other commercial banks in the U.S. and other depository institutions
      in the U.S. (including their IBFs)....................................    0085          153,370                         2.b
3. Balances due from banks in foreign countries and foreign central banks...                            0070           8,998  3.
   a. Foreign branches of other U.S. Banks..................................    0073              454                         3.a.
   b. Other banks in foreign countries and foreign central banks............    0074            9,045                         3.b.
4. Balances due from Federal Reserve Banks..................................    0090          168,048   0090         168,048  4.
5. Total (sum of items 1 through 4) (total of column A must equal
   Schedule RC, sum of items 1.a and 1.b)...................................    0010        3,959,988   0010       3,959,412  5.
                                                                                --------------------------------------------

Memorandum                                                             Dollar Amounts in Thousands     RCON  Bil  Mil  Thou
----------------------------------------------------------------------------------------------------------------------------
   Noninterest-bearing balances due from commercial banks in the U.S. (included in item 2,
   column B above)                                                                                        0050      122,585    M.1.

SCHEDULE RC-B--SECURITIES

Exclude assets held for trading.

                                                                                                                       C410
                                   -----------------------------------------------------------------------------------------
                                                Held-to-maturity                             Available-for-sale
                                   -------------------------------------------   -------------------------------------------
                                        (Column A)             (Column B)             (Column C)             (Column D)
                                      Amortized Cost           Fair Value           Amortized Cost          Fair Value(1)
                                   --------------------   --------------------   --------------------   --------------------
     Dollar Amounts in Thousands   RCFD  Bil  Mil  Thou   RCFD  Bil  Mil  Thou   RCFD  Bil  Mil  Thou   RCFD  Bil  Mil  Thou
----------------------------------------------------------------------------------------------------------------------------
1. U.S. Treasury securities....... 0211            250    0213            250    1286       1,501,551   1287       1,483,819  1.
2. U.S. Government agency and
   corporation obligations
   (exclude mortgage-backed
   securities):
   a. Issued by U.S. Government
      agencies(2)................. 1289              0    1290              0    1291              0    1293               0  2.a.
   b. Issued by U.S. Government-
      sponsored agencies(3)....... 1294              0    1295              0    1297            499    1298             503  2.b.
                                   -----------------------------------------------------------------------------------------

----------
(1) Includes equity securities without readily determinable fair values at historical cost in item 6.c, column D.
(2) Includes Small Business Administration "Guaranteed Loan Pool Certificates," U.S. Maritime Administration obligations, and Export-Import Bank participation certificates.
(3) Includes obligations (other than mortgage-backed securities) issued by the Farm Credit System, the Federal Home Loan Bank System, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Financing Corporation, Resolution Funding Corporation, the Student Loan Marketing Association, and the Tennessee Valley Authority.

Legal Title of Bank:    Fleet National Bank                                Call Date: 9/30/96 ST-BK: 25-0590  FFIEC 031
Address:                One Monarch Place                                                                     Page RC-4
City,   State   Zip:    Springfield, MA 01102
FDIC Certificate No.:   0 2 4 9 9
                        ---------

SCHEDULE RC-B--CONTINUED

                                            Held-to-maturity                        Available-for-sale
                                   ------------------------------------   ----------------------------------------
                                     (Column A)           (Column B)         (Column C)           (Column D)
                                   Amortized Cost         Fair Value       Amortized Cost        Fair Value(1)
                                  -----------------   -----------------   -----------------   --------------------
  Dollar Amounts in Thousands     RCFD Bil Mil Thou   RCFD Bil Mil Thou   RCFD Bil Mil Thou   RCFD  Bil  Mil  Thou
-----------------------------     -----------------   -----------------   -----------------   --------------------
3. Securities issued by states
   and political subdivisions
   in the U.S.:
   a. General obligations......    1676     172,838    1677     172,764    1678           0    1679              0     3.a.
   b. Revenue obligations......    1681      13,265    1686      13,268    1690           0    1691              0     3.b.
   c. Industrial development
      and similar obligations..    1694           0    1695           0    1696           0    1697              0     3.c.
 4. Mortgage-backed
    securities (MBS):
    a. Pass-through securities:
       (1) Guaranteed by
           GNMA................    1698           0    1699           0    1701     826,767    1702        821,306     4.a.(1)
       (2) Issued by FNMA
           and FHLMC...........    1703         886    1705         886    1706   4,672,031    1707      4,668,468     4.a.(2)
       (3) Other pass-through
           securities..........    1709           4    1710           4    1711           4    1713              0     4.a.(3)
    b. Other mortgage-backed
       securities (include
       CMOs, REMICs, and
       stripped MBS):
       (1) Issued or
           guaranteed by FNMA,
           FHLMC, or GNMA......    1714           0    1715           0    1716           0    1717              0     4.b.(1)
       (2) Collateralized by
           MBS issued or
           guaranteed by FNMA,
           FHLMC, or GNMA......    1718           0    1719           0    1731           0    1732              0     4.b.(2)
       (3) All other mortgage-
           backed securities...    1733           0    1734           0    1735         481    1736            481     4.b.(3)
5. Other debt securities:
    a. Other domestic debt
       securities..............    1737           0    1738           0    1739         715    1741            709     5.a.
    b. Foreign debt
       securities..............    1742      97,045    1743      84,773    1744           0    1746              0     5.b.
6. Equity securities:
    a. Investments in mutual
       funds...................                                            1747      28,870    1748         28,870     6.a.
    b. Other equity securities
       with readily determin-
       able fair values........                                            1749           0    1751              0     6.b.
    c. All other equity
       securities(1)...........                                            1752     311,734    1753        311,734     6.c.
7. Total (sum of items 1
   through 6) (total of
   column A must equal
   Schedule RC, item 2.a)
   (total of column D must
   equal Schedule RC,
   item 2.b)..................     1754     284,288    1771     271,945    1772   7,342,648    1773      7,315,890     7.

------------------

(1) Includes equity securities without readily determinable fair values at historical cost in item 6.c, column D.

Legal Title of Bank:  Fleet National Bank              Call Date: 9/30/96
Address:              One Monarch Place          ST-BK: 25-0590 FFIEC 031
City, State  Zip:     Springfield, MA 01102                     Page RC-5
FDIC Certificate No.: 0 2 4 9 9
                      ---------

SCHEDULE RC-B--CONTINUED

                                                                                                     --------
Memoranda                                                                                              C412
                                                                                          --------------------
                                                             Dollar Amounts in Thousands    RCFD Bil Mil Thou
--------------------------------------------------------------------------------------------------------------
1. Pledged securities(2) .................................................................  0416    3,825,264  M.1.
2. Maturity and repricing data for debt securities(2), (3), (4) (excluding those in nonaccrual status):
   a. Fixed rate debt securities with a remaining maturity of:
      (1) Three months or less ...........................................................  0343       70,352  M.2.a.(1)
      (2) Over three months through 12 months ............................................  0344      102,839  M.2.a.(2)
      (3) Over one year through five years ...............................................  0345    2,792,361  M.2.a.(3)
      (4) Over five years ................................................................  0346    2,959,066  M.2.a.(4)
      (5) Total fixed rate debt securities (sum of Memorandum items 2.a.(1) through
          2.a.(4) ........................................................................  0347    5,924,618  M.2.a.(5)
   b. Floating rate debt securities with a repricing frequency of:
      (1) Quarterly or more frequently ...................................................  4544      504,558  M.2.b.(1)
      (2) Annually or more frequently, but less frequently than quarterly ................  4545      830,398  M.2.b.(2)
      (3) Every five years or more frequently, but less frequently than annually .........  4551            0  M.2.b.(3)
      (4) Less frequently than every five years ..........................................  4552            0  M.2.b.(4)
      (5) Total floating rate debt securities (sum of Memorandum items 2.b.(1) through
          2.b.(4) ........................................................................  4553    1,334,956  M.2.b.(5)
   c. Total debt securities (sum of Memorandum items 2.a.(5) and 2.b.(5)) (must equal total debt securities from Schedule RC-B, sum of items 1 through 5, columns A and D,
      minus nonaccrual debt securities included in Schedule RC-N, item 9, column C) ......  0393    7,259,574  M.2.c.
3. Not applicable
4. Held-to-maturity debt securities restructured and in compliance with modified terms
   (included in Schedule RC-B, items 3 through 5, column A, above) .......................  5365            0  M.4.
5. Not applicable
6. Floating rate debt securities with a remaining maturity of one year or less(2), (4)
   (included in memorandum items 2.b.(1) through 2.b.(4) above) ..........................  5519        4,700  M.6.
7. Amortized cost of held-to-maturity securities sold or transferred to available-for-
   sale or trading securities during the calendar year-to-date (report the amortized cost
   at date of sale or transfer) ..........................................................  1778            0  M.7.
8. High-risk mortgage securities (included in the held-to-maturity and available-for-sale accounts in Schedule RC-B, item 4.b):
   a. Amortized cost .....................................................................  8780            0  M.8.a.
   b. Fair value .........................................................................  8781            0  M.8.b.
9. Structured notes (included in the held-to-maturity and available-for-sale accounts in
   Schedule RC-B, items 2, 3, and 5):
   a. Amortized cost .....................................................................  8782            0  M.9.a.
   b. Fair value .........................................................................  8783            0  M.9.b.
                                                                                          ---------------------

--------------
(2) Includes held-to-maturity securities at amortized cost and available-for-sale securities at fair value.
(3) Excludes equity securities, e.g., investments in mutual funds, Federal Reserve stock, common stock, and preferred stock.
(4) Memorandum items 2 and 6 are not applicable to savings banks that must complete supplemental Schedule RC-J.

Legal Title of Bank:    Fleet National Bank               Call Date: 9/30/96
Address:                One Monarch Place          ST-BK: 25-0590  FFIEC 031
City,   State   Zip:    Springfield, MA 01102                      Page RC-6
FDIC Certificate No.:   0 2 4 9 9
                        ---------

SCHEDULE RC-C--LOANS AND LEASE FINANCING RECEIVABLES

PART I. LOANS AND LEASES
Do not deduct the allowance for loan and lease losses from amounts reported in this schedule. Report total loans and leases, net of unearned income. Exclude assets held for trading.


                                                                                                               C415
                                                                  -----------------------     -----------------------
                                                                      (Column A)                     (Column B)
                                                                     Consolidated                     Domestic
                                                                         Bank                          Offices
                                                                  -----------------------     -----------------------
                 Dollar Amounts in Thousands                      RCFD   Bil   Mil   Thou     RCON   Bil   Mil   Thou
-------------------------------------------------------------     -----------------------     -----------------------
 1. Loans secured by real estate.............................     1410         11,784,177                               1.
   a. Construction and land development......................                                 1415            548,373   1.a.
   b. Secured by farmland (including farm residential and
      other improvements)....................................                                 1420              2,097   1.b.
   c. Secured by 1-4 family residential properties:
      (1) Revolving, open-end loans secured by 1-4 family
          residential properties and extended under lines
          of credit..........................................                                 1797          1,993,022   1.c.(1)
      (2) All other loans secured by 1-4 family residential
          properties:
          (a) Secured by first liens.........................                                 5367          4,386,615   1.c.(2)(a)
          (b) Secured by junior liens........................                                 5368            492,852   1.c.(2)(b)
   d. Secured by multifamily (5 or more) residential
      properties.............................................                                 1460            534,555   1.d.
   e. Secured by nonfarm nonresidential properties...........                                 1480          3,826,663   1.e.
2. Loans to depository institutions:
   a. To commercial banks in the U.S. .......................                                 1505            184,751   2.a.
       (1) To U.S. branches and agencies of foreign banks....     1506                  0                               2.a.(1)
       (2) To other commercial banks in the U.S. ............     1507            184,751                               2.a.(2)
    b. To other depository institutions in the U.S. .........     1517             13,595     1517             13,595   2.b.
    c. To banks in foreign countries.........................                                 1510              1,346   2.c.
       (1) To foreign branches of other U.S. banks...........     1513                160                               2.c.(1)
       (2) To other banks in foreign countries...............     1516              1,186                               2.c.(2)
 3. Loans to finance agricultural production and other
    loans to farmers.........................................     1590              5,208     1590              5,208   3.
 4. Commercial and industrial loans:
    a. To U.S. addressees (domicile).........................     1763         13,126,493     1763         13,078,732   4.a.
    b. To non-U.S. addressees (domicile).....................     1764             63,365     1764             30,053   4.b.
 5. Acceptances of other banks:
    a. Of U.S. banks.........................................     1756                  0     1756                  0   5.a.
    b. Of foreign banks......................................     1757                  0     1757                  0   5.b.
 6. Loans to individuals for household, family, and other
    personal expenditures (i.e., consumer loans) (includes
    purchased paper).........................................                                 1975          2,129,035   6.
    a. Credit cards and related plans (includes check credit
       and other revolving credit plans).....................     2008             98,959                               6.a.
    b. Other (includes single payment, installment, and all
       student loans)........................................     2011          2,030,076                               6.b.
 7. Loans to foreign governments and official institutions
    (including foreign central banks)........................     2081                  0     2081                  0   7.
 8. Obligations (other than securities and leases) of
    states and political subdivisions in the U.S.
    (includes nonrated industrial development obligations)...     2107            155,642     2107            155,642   8.
 9. Other loans..............................................     1563          2,082,709                               9.
    a. Loans for purchasing or carrying securities
       (secured and unsecured)...............................                                 1545            157,698   9.a.
    b. All other loans (exclude consumer loans)..............                                 1564          1,925,011   9.b.
10. Lease financing receivables (net of  unearned income)....                                 2165          2,456,643  10.
    a. Of U.S. addressees (domicile).........................     2182          2,456,643                              10.a.
    b. Of non-U.S. addressees (domicile).....................     2183                  0                              10.b.
11. LESS: Any unearned income on loans reflected in
    items 1-9 above..........................................     2123                  0     2123                  0  11.
12. Total loans and leases, net of unearned income (sum
    of items 1 through 10 minus item 11) (total of
    column A must equal Schedule RC, item 4.a)...............     2122         32,002,964     2122         31,921,891  12.

Legal Title of Bank:    Fleet National Bank               Call Date: 9/30/96
Address:                One Monarch Place          ST-BK: 25-0590  FFIEC 031
City,   State   Zip:    Springfield, MA 01102                      Page RC-7
FDIC Certificate No.:   0 2 4 9 9
                        ---------

SCHEDULE RC-C--CONTINUED
PART I. CONTINUED


                                                                                      (Column A)              (Column B)
                                                                                     Consolidated              Domestic
                                                                                         Bank                   Offices
                                                                                   -----------------       -----------------
Memoranda                                          Dollar Amounts in Thousands     RCFD Bil Mil Thou       RCON Bil Mil Thou
--------------------------------------------------------------------------------   -----------------       -----------------
1.  Commercial paper included in Schedule RC-C, part I, above ..................   1496            0       1496            0  M.1.

2.  Loans and leases restructured and in compliance with modified terms
    (included in Schedule RC-C, part I, above and not reported as past due or nonaccrual in Schedule RC-N, Memorandum item 1):
    a.  Loans secured by real estate:
        (1) To U.S. addressees (domicile) ......................................   1687        6,593       M.2.a.(1)
        (2) To non-U.S. addressees (domicile) ..................................   1689            0       M.2.a.(2)
    b.  All other loans and all lease financing receivables (exclude loans to
        individuals for household, family, and other personal expenditures) ....   8691        1,770       M.2.b.
    c.  Commercial and industrial loans to and lease financing receivables of non-U.S. addresses (domicile) included in Memorandum item 2.b
        above...................................................................   8692            0       M.2.c.

3.  Maturity and repricing data for loans and leases(1) (excluding those in nonaccrual status):
    a.  Fixed rate loans and leases with a remaining maturity of:
        (1) Three months or less ...............................................   0348    1,695,265       M.3.a.(1)
        (2) Over three months through 12 months  ...............................   0349    1,681,892       M.3.a.(2)
        (3) Over one year through five years ...................................   0356    5,059,493       M.3.a.(3)
        (4) Over five years ....................................................   0357    1,758,418       M.3.a.(4)
        (5) Total fixed rate loans and leases (sum of Memorandum
            items 3.a.(1) through 3.a.(4))......................................   0358   10,195,068       M.3.a.(5)
    b.  Floating rate loans with a repricing frequency of:
        (1) Quarterly or more frequently .......................................   4554   18,981,879       M.3.b.(1)
        (2) Annually or more frequently, but less frequently than quarterly ....   4555    1,675,386       M.3.b.(2)
        (3) Every five years or more frequently, but less frequently than
            annually ...........................................................   4561      758,500       M.3.b.(3)
        (4) Less frequently than every five years ..............................   4564       79,024       M.3.b.(4)
        (5) Total floating rate loans (sum of Memorandum items 3.b.(1)
            through 3.b.(4)) ...................................................   4567   21,494,789       M.3.b.(5)
    c.  Total loans and leases (sum of Memorandum items 3.a.(5) and
        3.b.(5)) (must equal the sum of total loans and leases, net, from
        Schedule RC-C, part I, item 12, plus unearned income from
        Schedule RC-C, part I, item 11, minus total nonaccrual loans and
        leases from Schedule RC-N, sum of items 1 through 8, column C) .........   1479   31,689,857       M.3.c.
    d.  Floating rate loans with a remaining maturity of one year or less
        (included in Memorandum items 3.b.(1) through 3.b.(4) above) ...........   A246            0       M.3.d.

4.  Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in
    Schedule RC-C, part I, items 4 and 9, column A, page RC-6(2) ...............   2746      305,298       M.4.

5.  Loans and leases held for sale (included in Schedule RC-C, part I,
    above) .....................................................................   5369            0       M.5.
                                                                                                           ------------------------
6.  Adjustable rate closed-end loans secured by first liens on 1-4 family                                  RCON   Bil Mil Thou
    residential properties (included in Schedule RC-C, part I, item 1.c.(2)(a),                            ------------------------
    column B, page RC-6) .......................................................
                                                                                                           5370      1,706,916  M.6.

--------------
(1)  Memorandum item 3 is not applicable to savings banks that must complete supplemental Schedule RC-J.
(2)  Exclude loans secured by real estate that are included in Schedule RC-C, part I, item 1, column A.

Legal Title of Bank:    Fleet National Bank                                Call Date: 9/30/96 ST-BK: 25-0590  FFIEC 031
Address:                One Monarch Place                                                                     Page RC-8
City,   State   Zip:    Springfield, MA 01102
FDIC Certificate No.:   0 2 4 9 9
                        ---------

SCHEDULE RC-D--TRADING ASSETS AND LIABILITIES

Schedule RC-D is to be completed only by banks with $1 billion or more in total assets or with $2 billion or more in par/notional amount of off-balance sheet derivative contracts (as reported in Schedule RC-L, items 14.a through 14.e, columns A through D).

                                                                                                                      -----
                                                                                                                       C420
                                                                                                    -----------------------
                                                                     Dollar Amounts in Thousands               Bil Mil Thou
--------------------------------------------------------------------------------------------------  -----------------------

 ASSETS
 1.  U.S. Treasury securities in domestic offices ................................................  RCON 3531             0   1.

 2.  U.S. Government agency and corporation obligations in domestic offices (exclude mortgage-
     backed securities) ..........................................................................  RCON 3532             0   2.

 3.  Securities issued by states and political subdivisions in the U.S. in domestic offices ......  RCON 3533             0   3.

 4.  Mortgage-backed securities (MBS) in domestic offices:
     a. Pass-through securities issued or guaranteed by FNMA, FHLMC, or GNMA .....................  RCON 3534             0   4.a.
     b. Other mortgage-backed securities issued or guaranteed by FNMA, FHLMC, or GNMA
        (include CMOs, REMICs, and stripped MBS) .................................................  RCON 3535             0   4.b.
     c. All other mortgage-backed securities .....................................................  RCON 3536             0   4.c.

 5.  Other debt securities in domestic offices ...................................................  RCON 3537             0   5.

 6.  Certificates of deposit in domestic offices .................................................  RCON 3538             0   6.

 7.  Commercial paper in domestic offices ........................................................  RCON 3539             0   7.

 8.  Bankers acceptances in domestic offices .....................................................  RCON 3540             0   8.

 9.  Other trading assets in domestic offices ....................................................  RCON 3541             0   9.

10.  Trading assets in foreign offices ...........................................................  RCFN 3542             0  10.

11.  Revaluation gains on interest rate, foreign exchange rate, and other commodity and equity contracts:
     a. In domestic offices ......................................................................  RCON 3543        43,581  11.a.
     b. In foreign offices .......................................................................  RCFN 3544         4,530  11.b.

12.  Total trading assets (sum of items 1 through 11) (must equal Schedule RC, item 5) ...........  RCFD 3545        48,111  12.
                                                                                                    -----------------------
LIABILITIES                                                                                                    Bil Mil Thou
                                                                                                    -----------------------
13.  Liability for short positions ...............................................................  RCFD 3546             0  13.
14.  Revaluation losses on interest rate, foreign exchange rate, and other commodity and equity
     contracts ...................................................................................  RCFD 3547        34,078  14.
15.  Total trading liabilities (sum of items 13 and 14) (must equal Schedule RC, item 15.b) ......  RCFD 3548        34,078  15.
                                                                                                    -----------------------

Legal Title of Bank:    Fleet National Bank               Call Date: 9/30/96
Address:                One Monarch Place          ST-BK: 25-0590  FFIEC 031
City,   State   Zip:    Springfield, MA 01102                      Page RC-9
FDIC Certificate No.:   0 2 4 9 9
                        ---------

SCHEDULE RC-E--DEPOSIT LIABILITIES
PART I. DEPOSITS IN DOMESTIC OFFICES

                                                                                                                --------
                                                                                                                    C425
                                                         ---------------------------------------------------------------
                                                                                                           Nontransaction
                                                                     Transaction Accounts                     Accounts
                                                         -------------------------------------------     ---------------
                                                             (Column A)              (Column B)             (Column C)
                                                          Total transaction          Memo: Total             Total
                                                         accounts (including       demand deposits       nontransaction
                                                            total demand             (included in           accounts
                                                              deposits)                column A)        (including MMDAs)
                                                         -------------------     -------------------   -------------------
                           Dollar Amounts in Thousands   RCON   Bil Mil Thou     RCON   Bil Mil Thou   RCON   Bil Mil Thou
------------------------------------------------------   -------------------     -------------------   -------------------
Deposits of:

1.  Individuals, partnerships, and corporations .......  2201      9,213,807     2240      8,820,326   2346     21,863,734 1.
2.  U.S. Government ...................................  2202         36,789     2280         36,769   2520         29,856 2.
3.  States and political subdivisions in the U.S. .....  2203        683,890     2290        461,287   2530        680,014 3.
4.  Commercial banks in the U.S. ......................  2206        653,505     2310        653,505   2550            771 4.
5.  Other depository institutions in the U.S. .........  2207        225,732     2312        225,732   2349          2,968 5.
6.  Banks in foreign countries ........................  2213         11,881     2320         11,881   2236              0 6.
7.  Foreign governments and official institutions
    (including foreign central banks) .................  2216          1,386     2300          1,386   2377              0 7.
8.  Certified and official checks .....................  2330        169,979     2330        169,979                       8.
9.  Total (sum of items 1 through 8) (sum of
    columns A and C must equal Schedule RC,
    item 13.a) ........................................  2215     10,996,969     2210     10,380,865   2385     22,577,343 9.
                                                         -------------------     -------------------   -------------------

Memoranda

                                                                          Dollar Amounts in Thousands    RCON Bil Mil Thou
-----------------------------------------------------------------------------------------------------    -----------------
1.  Selected components of total deposits (i.e., sum of item 9, columns A and C):
    a.  Total Individual Retirement Accounts (IRAs) and Keogh Plan accounts .......................... 6835      2,679,044 M.1.a.
    b.  Total brokered deposits ...................................................................... 2365      1,542,597 M.1.b.
    c.  Fully insured brokered deposits (included in Memorandum item 1.b above):
        (1) Issued in denominations of less than $100,000 ............................................ 2343          2,240 M.1.c.(1)
        (2) Issued either in denominations of $100,000 or in denominations greater than
            $100,000 and participated out by the broker in shares of $100,000 or less ................ 2344      1,540,357 M.1.c.(2)
    d.  Maturity data for brokered deposits:
        (1) Brokered deposits issued in denominations of less than $100,000 with a remaining
            maturity of one year or less (included in Memorandum item 1.c.(1) above) ................. A243            110 M.1.d.(a)
        (2) Brokered deposits issued in denominations of $100,000 or more with a remaining
            maturity of one year or less (included in Memorandum item 1.b above) ..................... A244        601,205 M.1.d.(2)
    e.  Preferred deposits (uninsured deposits of states and political subdivisions in the U.S.
        reported in item 3 above which are secured or collateralized as required under state law) .... 5590        477,275 M.1.e.
2.  Components of total nontransaction accounts (sum of Memorandum items 2.a through 2.d must equal item 9, column C above):
    a.  Savings deposits:
        (1) Money market deposit accounts (MMDAs) .................................................... 6810     10,310,776 M.2.a.(1)
        (2) Other savings deposits (excludes MMDAs) .................................................. 0352      2,519,554 M.2.a.(2)
    b.  Total time deposits of less than $100,000 .................................................... 6648      7,097,828 M.2.b.
    c.  Time certificates of deposit of $100,000 or more ............................................. 6645      2,649,185 M.2.c.
    d.  Open-account time deposits of $100,000 or more ............................................... 6646              0 M.2.d.
3.  All NOW accounts (included in column A above) .................................................... 2398        616,104 M.3.
                                                                                                       -------------------
4.  Not applicable


                                   Call Date: 9/30/96  ST-BK: 25-0590  FFIEC 031
Legal Title of Bank:    Fleet National Bank                           Page PR-10
Address:                One Monarch Place
City,  State  Zip:      Springfield, MA 01102
FDIC Certificate No.:   0 2 4 9 9
                        ---------

SCHEDULE RC-E--CONTINUED

PART I. CONTINUED

Memoranda (continued)

                                                                Dollar Amounts in Thousands        RCON Bil Mil Thou
--------------------------------------------------------------------------------------------------------------------

5.  Maturity and repricing data for time deposits of less than $100,000 (sum of
    Memorandum items 5.a.(1) through 5.b.(3) must equal memorandum item 2.b above):(1)
    a.  Fixed rate time deposits of less than $100,000 with a remaining maturity of:
        (1) Three months or less ................................................................  A225    1,708,719   M.5.a.(1)
        (2) Over three months through 12 months .................................................  A226    3,119,370   M.5.a.(2)
        (3) Over one year .......................................................................  A227    2,182,483   M.5.a.(3)
    b.  Floating rate time deposits of less than $100,000 with a repricing frequency of:
        (1) Quarterly or more frequently ........................................................  A228       87,256   M.5.b.(1)
        (2) Annually or more frequently, but less frequently than quarterly .....................  A229            0   M.5.b.(2)
        (3) Less frequently than annually .......................................................  A230            0   M.5.b.(3)
    c.  Floating rate time deposits of less than $100,000 with a remaining maturity of
        one year or less (included in memorandum items 5.b.(1) through 5.b.(3) above) ...........  A231       59,897   M.5.c.
6.  Maturity and repricing data for time deposits of $100,000 or more (i.e., time certificates of deposit of $100,000 or more and open-account time deposits of $100,000 or more)
    (sum of Memorandum items 6.a.(1) through 6.b.(4) must equal the sum of Memorandum items 2.c and 2.d above):(1)
    a.  Fixed rate time deposits of $100,000 or more with a remaining maturity of:
        (1) Three months or less ................................................................  A232      660,156   M.6.a.(1)
        (2) Over three months through 12 months .................................................  A233      868,600   M.6.a.(2)
        (3) Over one year through five years ....................................................  A234   1 ,111,843   M.6.a.(3)
        (4) Over five years .....................................................................  A235        8,586   M.6.a.(4)
    b.  Floating rate time deposits of $100,000 or more with a repricing frequency of:
        (1) Quarterly or more frequently ........................................................  A236            0   M.6.b.(1)
        (2) Annually or more frequently, but less frequently than quarterly .....................  A237            0   M.6.b.(2)
        (3) Every five years or more frequently, but less frequently than annually ..............  A238            0   M.6.b.(3)
        (4) Less frequently than every five years ...............................................  A239            0   M.6.b.(4)
    c.  Floating rate time deposits of $100,000 or more with a remaining maturity of
        one year or less (included in Memorandum items 6.b.(1) through 6.b.(4) above) ...........  A240            0   M.6.c.
                                                                                                   -----------------

--------------------
(1) Memorandum items 5 and 6 are not applicable to savings banks that must complete supplemental Schedule RC-J.

                                  Call Date: 9/30/96 ST-BK: 25-0590  FFIEC 031
Legal Title of Bank:    Fleet National Bank                         Page RC-11
Address:                One Monarch Place
City,  State    Zip:    Springfield, MA 01102
FDIC Certificate No.:   0 2 4 9 9
                        ---------
SCHEDULE RC-E--CONTINUED

PART II. DEPOSITS IN FOREIGN OFFICES (INCLUDING EDGE AND
AGREEMENT SUBSIDIARIES AND IBFS)

                                                                                         -------------------------
                                                         Dollars Amounts in Thousands      RCFN   Bil   Mil   Thou
------------------------------------------------------------------------------------------------------------------
Deposits of:
1. Individuals, partnerships, and corporations...........................................  2621          1,746,651   1.
2. U.S. banks (including IBFs and foreign branches of U.S. banks) .......................  2623                  0   2.
3. Foreign banks (including U.S. branches and agencies of foreign banks,
     including their IBFs)...............................................................  2625                  0   3.
4. Foreign governments and official institutions (including foreign central banks).......  2650                  0   4.
5. Certified and official checks ........................................................  2330                  0   5.
6. All other deposits....................................................................  2668              71,060  6.
7. Total (sum of items 1 through 6) (must equal Schedule RC, item 13.b)..................  2200           1,817,711  7.

                                                                                         -------------------------
Memorandum                                               Dollars Amounts in Thousands      RCFN   Bil   Mil   Thou
------------------------------------------------------------------------------------------------------------------
1. Time deposits with a remaining maturity of one year or less
     (included in Part II, item 7 above)................................................   A245           1,817,674  M.1.

SCHEDULE RC-F--OTHER ASSETS

                                                                                                              C430
                                                                                         -----------------------------
                                                         Dollars Amounts in Thousands                 Bil   Mil   Thou
----------------------------------------------------------------------------------------------------------------------
1. Income earned, not collected on loans.................................................  RCFD 2164           161,790   1.
2. Net deferred tax assets(1)............................................................  RCFD 2148                 0   2.
3. Excess residential mortgage servicing fees receivable.................................  RCFD 5371           153,788   3.
4. Other (itemize and describe amounts that exceed 25% of this item).....................  RCFD 2168         3,383,658   4.
       -------------                                            --------------------------
   a.    TEXT 3549     Mortgages Held For Resale                 RCFD  3549     1,555,298                                4.a.
       ------------- ------------------------------------------
   b.    TEXT 3550                                               RCFD  3550                                              4.b.
       ------------- ------------------------------------------
   c.    TEXT 3551                                               RCFD  3551                                              4.c.
       -----------------------------------------------------------------------------------
5. Total (sum of items 1 through 4) (must equal Schedule RC, item 11)....................  RCFD 2160         3,699,236   5.

                                                                                         -------------------------
Memorandum                                               Dollars Amounts in Thousands      RCFN   Bil   Mil   Thou
------------------------------------------------------------------------------------------------------------------
1. Deferred tax assets disallowed for regulatory capital purposes........................  RCFD 5610             0  M.1.

SCHEDULE RC-G--OTHER LIABILITIES

                                                                                                              C435
                                                                                         -----------------------------
                                                         Dollars Amounts in Thousands                 Bil   Mil   Thou
----------------------------------------------------------------------------------------------------------------------
1. a. Interest accrued and unpaid on deposits in domestic offices(2).....................  RCON 3645            47,460   1.a.
   b. Other expenses accrued and unpaid (includes accrued income taxes payable)..........  RCFD 3646           565,126   1.b.
2. Net deferred tax liabilities(1).......................................................  RCFD 3049           268,231   2.
3. Minority interest in consolidated subsidiaries........................................  RCFD 3000                 0   3.
4. Other (itemize and describe amounts that exceed 25% of this item).....................  RCFD 2938           107,113   4.
       -------------                                            --------------------------
   a.    TEXT 3552                                               RCFD  3552                                              4.a.
       ------------- ------------------------------------------
   b.    TEXT 3553                                               RCFD  3553                                              4.b.
       ------------- ------------------------------------------
   c.    TEXT 3554                                               RCFD  3554                                              4.c.
       -----------------------------------------------------------------------------------
5. Total (sum of items 1 through 4) (must equal Schedule RC, item 20)....................  RCFD 2930           987,930   5.

--------------
(1) See discussion of deferred income taxes in Glossary entry on"income taxes." For savings banks, include "dividends" accrued and unpaid on deposits.

                                   Call Date: 9/30/96  ST-BK: 25-0590  FFIEC 031
Legal Title of Bank:    Fleet National Bank                           Page RC-12
Address:                One Monarch Place
City,  State  Zip:      Springfield, MA 01102
FDIC Certificate No.:   0 2 4 9 9
                        ---------

SCHEDULE RC-H--SELECTED BALANCE SHEET ITEMS FOR DOMESTIC OFFICES

                                                                                                                 --------
                                                                                                                   C440     <-
                                                                                                     --------------------
                                                                                                       Domestic Offices
                                                                                                     --------------------
                                                                        Dollar Amounts in Thousands  RCON    Bil Mil Thou
-------------------------------------------------------------------------------------------------------------------------
 1. Customers' liability to this bank on acceptances outstanding ..................................  2155          14,235   1.
 2. Bank's liability on acceptances executed and outstanding ......................................  2920          14,235   2.
 3. Federal funds sold and securities purchased under agreements to resell ........................  1350          32,521   3.
 4. Federal funds purchased and securities sold under agreements to repurchase ....................  2800       4,526,632   4.
 5. Other borrowed money ..........................................................................  3190       1,222,884   5.
    EITHER                                                                                           ////////////////////
 6. Net due from own foreign offices, Edge and Agreement subsidiaries, and IBFs ...................  2163             N/A   6.
    OR                                                                                               ////////////////////
 7. Net due to own foreign offices, Edge and Agreement subsidiaries, and IBFs .....................  2941       1,800,174   7.
 8. Total assets (excludes net due from foreign offices, Edge and Agreement subsidiaries, and        ////////////////////
    IBFs) .........................................................................................  2192      49,324,712   8.
 9. Total liabilities (excludes net due to foreign offices, Edge and Agreement subsidiaries, and     ////////////////////
    IBFs) .........................................................................................  3129      43,104,783   9.
                                                                                                     --------------------


Items 10-17 include held-to-maturity and available-for-sale securities in domestic offices.

                                                                                                     --------------------
                                                                                                     RCON    Bil Mil Thou
                                                                                                     --------------------
10. U.S. Treasury securities ......................................................................  1779       1,484,069  10.
11. U.S. Government agency and corporation obligations (exclude mortgage-backed                      ////////////////////
    securities) ...................................................................................  1785             503  11.
12. Securities issued by states and political subdivisions in the U.S. ............................  1786         186,103  12.
13. Mortgage-backed securities (MBS):                                                                ////////////////////
    a. Pass-through securities:                                                                      ////////////////////
       (1) Issued or guaranteed by FNMA, FHLMC, or GNMA ...........................................  1787       5,490,660  13.a.(1)
       (2) Other pass-through securities ..........................................................  1869               4  13.a.(2)
    b. Other mortgage-backed securities (include CMOs, REMICs, and stripped MBS):                    ////////////////////
       (1) Issued or guaranteed by FNMA, FHLMC, or GNMA ...........................................  1877               0  13.b.(1)
       (2) All other mortgage-backed securities ...................................................  2253             481  13.b.(2)
14. Other domestic debt securities ................................................................  3159             709  14.
15. Foreign debt securities .......................................................................  3160          97,045  15.
16. Equity securities:                                                                               ////////////////////
    a. Investments in mutual funds ................................................................  3161          28,870  16.a.
    b. Other equity securities with readily determinable fair values ..............................  3162               0  16.b.
    c. All other equity securities ................................................................  3169         311,734  16.c.
17. Total held-to-maturity and available-for-sale securities (sum of items 10 through 16) .........  3170       7,600,178  17.
                                                                                                     --------------------


Memorandum (to be completed only by banks with ibfs and other "foreign" offices)

                                                                                                     --------------------
                                                                        Dollar Amounts in Thousands  RCON    Bil Mil Thou
-------------------------------------------------------------------------------------------------------------------------
    EITHER                                                                                           ////////////////////
 1. Net due from the IBF of the domestic offices of the reporting bank ............................  3051               0 M.1.
    OR                                                                                               ////////////////////
 2. Net due to the IBF of the domestic offices of the reporting bank ..............................  3059             N/A M.2.
                                                                                                     --------------------

                                   Call Date: 9/30/96  ST-BK: 25-0590  FFIEC 031
Legal Title of Bank:    Fleet National Bank                           Page RC-13
Address:                One Monarch Place
City,  State  Zip:      Springfield, MA 01102
FDIC Certificate No.:   0 2 4 9 9
                        ---------
SCHEDULE RC-I--SELECTED ASSETS AND LIABILITIES OF IBFs

To be completed only by banks with IBFs and other "foreign" offices.

                                                                                                                 C445
                                                                                                 --------------------
                                                                  Dollar Amounts in Thousands    RCFN  Bil  Mil  Thou
---------------------------------------------------------------------------------------------------------------------
 1. Total IBF assets of the consolidated bank (component of Schedule RC, item 12)............... 2133               0   1.
 2. Total IBF loans and lease financing receivables (component of Schedule RC-C, part I,
    item 12, column A........................................................................... 2076               0   2.
 3. IBF commercial and industrial loans (component of Schedule RC-C, part I, item 4,
    column A)................................................................................... 2077               0   3.
 4. Total IBF liabilities (component of Schedule RC, item 21)................................... 2898               0   4.
 5. IBF deposit liabilities due to banks, including other IBFs (component of Schedule RC-E,
    part II, items 2 and 3)..................................................................... 2379               0   5.
 6. Other IBF deposit liabilities (component of Schedule RC-E, part II, items 1, 4, 5 and 6).... 2381               0   6.
                                                                                                 --------------------

SCHEDULE RC-K--QUARTERLY AVERAGES(1)

                                                                                                                 C455
                                                                                       ------------------------------
                                                        Dollar Amounts in Thousands                    Bil  Mil  Thou
---------------------------------------------------------------------------------------------------------------------
ASSETS
 1. Interest-bearing balances due from depository institutions........................ RCFD 3381               11,877   1.
 2. U.S. Treasury securities and U.S. Government agency and corporation
    obligations(2).................................................................... RCFD 3382            7,015,138   2.
 3. Securities issued by states and political subdivisions in the U.S.(2)............. RCFD 3383              170,402   3.
 4. a. Other debt securities(2)....................................................... RCFD 3647               98,284   4.a.
    b. Equity securities(3) (includes investments in mutual funds and Federal
       Reserve stock)................................................................. RCFD 3648              347,251   4.b.
 5. Federal funds sold and securities purchased under agreements to resell in domestic offices of the bank and of its Edge and Agreement subsidiaries,
    and in IBFs....................................................................... RCFD 3365               34,682   5.
    Loans:
    a. Loans in domestic offices:
       (1) Total loans................................................................ RCON 3360           28,984,270   6.a.(1)
       (2) Loans secured by real estate............................................... RCON 3385           11,632,311   6.a.(2)
       (3) Loans to finance agricultural production and other loans to farmers........ RCON 3386                5,556   6.a.(3)
       (4) Commercial and industrial loans............................................ RCON 3387           12,739,363   6.a.(4)
       (5) Loans to individuals for household, family, and other personal
           expenditures............................................................... RCON 3388            2,145,195   6.a.(5)
    b. Total loans in foreign offices, Edge and Agreement subsidiaries, and IBFs...... RCFN 3360               70,538   6.b.
 7. Trading assets.................................................................... RCFD 3401               78,267   7.
 8. Lease financing receivables (net of unearned income).............................. RCFD 3484            2,345,903   8.
 9. Total assets(4)................................................................... RCFD 3368           48,195,765   9.
LIABILITIES
10. Interest-bearing transaction accounts in domestic offices (NOW accounts, ATS accounts, and telephone and preauthorized transfer accounts) (exclude demand
    deposits)......................................................................... RCON 3485               621,447  10.
11. Nontransaction accounts in domestic offices:
    a. Money market deposit accounts (MMDAs).......................................... RCON 3486             9,575,516  11.a.
    b. Other savings deposits......................................................... RCON 3487             3,366,546  11.b.
    c. Time certificates of deposit of $100,000 or more............................... RCON 3345             2,591,101  11.c.
    d. All other time deposits........................................................ RCON 3469             7,248,888  11.d.
12. Interest-bearing deposits in foreign offices, Edge and Agreement subsidiaries,
    and IBFs.......................................................................... RCFN 3404             1,891,869  12.
13. Federal funds purchased and securities sold under agreements to repurchase in domestic offices of the bank and of its Edge and Agreement subsidiaries, and in
    IBFs.............................................................................. RCFD 3353             5,441,316  13.
14. Other borrowed money.............................................................. RCFD 3355             1,166,403  14.
                                                                                       -------------------------------

----------
(1) For all items, banks have the option of reporting either (1) an average of daily figures for the quarter, or (2) an average of weekly figures (i.e., the Wednesday of each week of the quarter).
(2) Quarterly averages for all debt securities should be based on amortized cost.
(3) Quarterly averages for all equity securities should be based on historical cost.
(4) The quarterly average for total assets should reflect all debt securities (not held for trading) at amortized cost, equity securities with readily determinable fair values at the lower of cost or fair value, and equity securities without readily determinable fair values at historical cost.

Legal Title of Bank:    Fleet National Bank                                     Call Date: 9/30/96 ST-BK: 25-0590  FFIEC 031
Address:                One Monarch Place                                                                         Page RC-14
City,   State    Zip:    Springfield, MA 01102
FDIC Certificate No.:    0 2 4 9 9
                        ---------

Schedule RC-L--Off-Balance Sheet Items

Please read carefully the instructions for the preparation of Schedule RC-L. Some of the amounts reported in Schedule RC-L are regarded as volume indicators and not necessarily as measures of risk.

                                                                                                            C460
                                                                                         -----------------------
                                                   Dollar Amounts in Thousands           RCFD   Bil   Mil   Thou
----------------------------------------------------------------------------------       -----------------------
 1. Unused commitments:
    a. Revolving, open-end lines secured by 1-4 family residential properties,
       e.g., home equity lines....................................................       3814          1,603,462     1.a.
    b. Credit card lines..........................................................       3815             35,582     1.b.
    c. Commercial real estate, construction, and land development:
       (1) Commitments to fund loans secured by real estate.......................       3816            447,874     1.c.(1)
       (2) Commitments to fund loans not secured by real estate...................       6550            467,237     1.c.(2)
    d. Securities underwriting....................................................       3817                  0     1.d.
    e. Other unused commitments...................................................       3818         18,958,713     1.e.
 2. Financial standby letters of credit and foreign office guarantees.............       3819          2,194,339     2.
    a. Amount of financial standby letters of credit conveyed to others
                                                           RCFD 3820       85,446                                    2.a.
 3. Performance standby letters of credit and foreign office guarantees...........       3821             173,093    3.
    a. Amount of performance standby letters of credit conveyed to others
                                                           RCFD 3822       11,025                                    3.a.
 4. Commercial and similar letters of credit......................................       3411             155,635    4.
 5. Participations in acceptances (as described in the instructions)
    conveyed to others by the reporting bank......................................       3428              13,822    5.
 6. Participations in acceptances (as described in the instructions)
    acquired by the reporting (nonaccepting) bank.................................       3429              11,805    6.
 7. Securities borrowed...........................................................       3432                   0    7.
 8. Securities lent (including customers' securities lent where the customer
    is indemnified against loss by the reporting bank)............................       3433             200,546    8.
 9. Loans transferred (i.e., sold or swapped) with recourse that have been treated as sold for Call Report purposes:
    a. FNMA and  FHLMC residential mortgage loan pools:
       (1) Outstanding principal balance of mortgages transferred as of the
           report date............................................................       3650             239,132    9.a.(1)
       (2) Amount of recourse exposure on these mortgages as of the report date...       3651             239,132    9.a.(2)
    b. Private (nongovernment-issued or -guaranteed) residential mortgage loan pools:
       (1) Outstanding principal balance of mortgages transferred as of the
           report date............................................................       3652              32,676    9.b.(1)
       (2) Amount of recourse exposure on these mortgages as of the report date...       3653              32,676    9.b.(2)
    c. Farmer Mac agricultural mortgage loan pools:
       (1) Outstanding principal balance of mortgages transferred as of the
           report date............................................................       3654                   0    9.c.(1)
       (2) Amount of recourse exposure on these mortgages as of the report date...       3655                   0    9.c.(2)
    d. Small business obligations transferred with recourse under Section 208 of the Riegle Community Development and Regulatory Improvement Act
       of 1994:
       (1) Outstanding principal balance of small business obligations
           transferred as of the report date......................................       A249                   0    9.d.(1)
       (2) Amount of retained recourse on these obligations as of the
           report date............................................................       A250                   0    9.d.(2)
10. When-issued securities:
     a. Gross commitments to purchase.............................................       3434                   0   10.a.
     b. Gross commitments to sell.................................................       3435                   0   10.b.
11. Spot foreign exchange contracts...............................................       8765           1,897,509   11.
12. All other off-balance sheet liabilities (exclude off-balance sheet derivatives) (itemize and describe each component of this item over 25%
    of Schedule RC, item 28, "Total equity capital")..............................       3430                   0   12.
    a. TEXT 3555                                        RCFD 3555                                                   12.a.
    b. TEXT 3556                                        RCFD 3556                                                   12.b.
    c. TEXT 3557                                        RCFD 3557                                                   12.c.
    d. TEXT 3558                                        RCFD 3558                                                   12.d.

Legal Title of Bank:    Fleet National Bank                                Call Date: 9/30/96 ST-BK: 25-0590  FFIEC 031
Address:                One Monarch Place                                                                    Page RC-15
City,   State    Zip:    Springfield, MA 01102
FDIC Certificate No.:    0 2 4 9 9
                        ---------

SCHEDULE RC-L--CONTINUED

                                                                                         -----------------------------
                                                         Dollar Amounts in Thousands       RCFD   Bil   Mil   Thou
----------------------------------------------------------------------------------------------------------------------
13. All other off-balance sheet assets (exclude off-balance sheet derivatives)
    itemize and describe each component of this item over 25% of Schedule RC,
    item 28, "Total equity capital")....................................................   5591                      0   13.

       -------------                                            --------------------------
   a.    TEXT 5592                                               RCFD  5592                                              13.a.
       ------------- ------------------------------------------
   b.    TEXT 5593                                               RCFD  5593                                              13.b.
       ------------- ------------------------------------------
   c.    TEXT 5594                                               RCFD  5594                                              13.c.
       ------------- ------------------------------------------
   d.    TEXT 5595                                               RCFD  5594                                              13.d.
       -----------------------------------------------------------------------------------


                                                                                                           -----------
                                                                                                              C461
                               ---------------------------------------------------------------------------------------
                                     (Column A)            (Column B)           (Column C)             (Column D)
Dollar Amounts in Thousands        Interest Rate        Foreign Exchange     Equity Derivative       Commodity and
------------------------------       Contracts             Contracts             Contracts          Other Contracts
Off-balance Sheet Derivatives  ---------------------------------------------------------------------------------------
    Position Indicators         Tril  Bil  Mil  Thou  Tril  Bil  Mil  Thou  Tril  Bil  Mil  Thou  Tril  Bil  Mil  Thou
------------------------------ ---------------------------------------------------------------------------------------
14. Gross amounts (e.g.,
    notional amounts) (for each
    column, sum of items 14.a
    through 14.e must equal
    sum of items 15, 16.a, and
    16.b):
                               ---------------------- --------------------- --------------------- --------------------

                                              744,062                     0                     0               42,510   14.a.
                               ---------------------- --------------------- --------------------- --------------------
    a. Futures contracts......        RCFD 8693             RCFD 8694             RCFD 8695            RCFD 8696
                               ---------------------- --------------------- --------------------- --------------------

    b. Forward contracts......              2,569,500             1,809,728                     0               27,422   14.b.
                               ---------------------- --------------------- --------------------- --------------------
                                      RCFD 8697             RCFD 8698             RCFD 8699            RCFD 8700
                               ---------------------- --------------------- --------------------- --------------------

    c. Exchange-traded option
       contracts:
                               ---------------------- --------------------- --------------------- --------------------
       (1) Written options....                      0                     0                     0                    0   14.c.(1)
                               ---------------------- --------------------- --------------------- --------------------
                                      RCFD 8701             RCFD 8702             RCFD 8703            RCFD 8704
                               ---------------------- --------------------- --------------------- --------------------

       (2) Purchased options..                902,500                     0                     0                1,746   14.c.(2)
                               ---------------------- --------------------- --------------------- --------------------


    d. Over-the-counter option
       contracts:                     RCFD 8705             RCFD 8706             RCFD 8707            RCFD 8708
                               ---------------------- --------------------- --------------------- --------------------
       (1) Written options....              1,251,332                 1,443                     0                    0   14.d.(1)

                               ---------------------- --------------------- --------------------- --------------------
                                      RCFD 8709             RCFD 8710             RCFD 8711            RCFD 8712
                               ---------------------- --------------------- --------------------- --------------------

       (2) Purchased options..             13,125,235                 1,443                     0                    0   14.d.(2)
                               ---------------------- --------------------- --------------------- --------------------
                                      RCFD 8713             RCFD 8714             RCFD 8715            RCFD 8716

                               ---------------------- --------------------- --------------------- --------------------

    e. Swaps..................             18,810,986                     0                     0                    0   14.e.
                               ---------------------- --------------------- --------------------- --------------------
                                      RCFD 3450             RCFD 3826             RCFD 8719            RCFD 8720
                               ---------------------- --------------------- --------------------- --------------------

15. Total gross notional
    amount of derivative
    contracts held for
    trading...................              5,345,761             1,812,614                     0                1,746   15.
                               ---------------------- --------------------- --------------------- --------------------
                                      RCFD A126             RCFD A127             RCFD 8723            RCFD 8724

                               ---------------------- --------------------- --------------------- --------------------

16. Total gross notional
    amount of derivative
    contracts held for
    purposes other than
    trading:
                               ---------------------- --------------------- --------------------- --------------------
    a. Contracts not marked to
       market.................              3,930,500                     0                     0               42,510   16.a.
                               ---------------------- --------------------- --------------------- --------------------
                                      RCFD 8725             RCFD 8726             RCFD 8727            RCFD 8728
                               ---------------------- --------------------- --------------------- --------------------

    b. Contracts not marked
       to market..............             28,127,354                     0                     0               27,422   16.b.
                               ---------------------- --------------------- --------------------- --------------------
                                      RCFD 8729             RCFD 8730             RCFD 8731            RCFD 8732
                               ---------------------- --------------------- --------------------- --------------------

Legal Title of Bank:   Fleet National Bank         Call Date: 9/30/96
Address:               One Monarch Place               ST-BK: 25-0590 FFIEC 031
City,  State   Zip:    Springfield, MA  01102                        Page RC-16
FDIC  Certificate No.: 0 2 4 9 9
                       ---------

SCHEDULE RC--L--CONTINUED

                                     -------------------------------------------------------------------------------------
                                         (Column A)            (Column B)            (Column C)            (Column D)
 Dollar Amounts in Thousands           Interest Rate        Foreign Exchange      Equity Derivative       Commodity and
-----------------------------             Contracts            Contracts              Contracts          Other Contracts
Off-balance Sheet Derivatives        -------------------------------------------------------------------------------------
     Position Indicators             RCFD  Bil Mil Thou    RCFD  Bil Mil Thou    RCFD  Bil Mil Thou    RCFD  Bil Mil Thou
--------------------------------------------------------------------------------------------------------------------------
17. Gross fair values of
    derivative contracts:
    a. Contracts held for
       trading:
       (1) Gross positive
           fair value.............    8733       29,453     8734       18,658     8735            0      8736           61  17.a.(1)
       (2) Gross negative
           fair value.............    8737       20,216     8738       13,862     8739            0      8740            0  17.a.(2)
    b. Contracts held for
       purposes other than
       trading that are marked
       to market:
       (1) Gross positive
           fair value.............    8741          655     8742            0     8743            0      8744        2,261  17.b.(1)
       (2) Gross negative
           fair value                 8745        4,613     8746            0     8747            0      8748            0  17.b.(2)
    c. Contracts held for
       purposes other than
       trading that are not
       marked to market:
       (1) Gross positive
           fair value.............    8749       67,825     8750            0     8751            0      8752          123  17.c.(1)
       (2) Gross negative
           fair value.............    8753      112,527     8754            0     8755            0      8756            0  17.c.(2)
--------------------------------------------------------------------------------------------------------------------------

Memoranda                                                               Dollar Amounts in Thousands    RCFD  Bil Mil Thou
--------------------------------------------------------------------------------------------------------------------------
1.-2. Not applicable
3. Unused commitments with an original maturity exceeding one year that are reported in
   Schedule RC-L, items 1.a through 1.e, above (report only the unused portions of commitments
   that are fee paid or otherwise legally binding).................................................    3833     16,723,351  M.3.
   a. Participations in commitments with an original maturity              ------------------------
      exceeding one year conveyed to others.............................   RCFD 3834   |  1,632,422                         M.3.a.
                                                                           ------------------------
4. To be completed only by banks with $1 billion or more in total assets:
   Standby letters of credit and foreign office guarantees (both financial and performance) issued
   to non-U.S. addressees (domicile) included in Schedule RC-L, items 2 and 3, above...............    3377        332,359  M.4.
5. Installment loans to individuals for household, family, and other personal expenditures that have been securitized and sold without recourse (with servicing retained), amounts outstanding by type of loan:
   a. Loans to purchase private passenger automobiles (to be completed for the
      September report only).......................................................................    2741          6,842  M.5.a.
   b. Credit cards and related plans (TO BE COMPLETED QUARTERLY)...................................    2742              0  M.5.b.
   c. All other consumer installment credit (including mobile home loans) (to be completed for the
      September report only).......................................................................    2743              0  M.5.c.
                                                                                                       ---------------------------

Legal Title of Bank:    Fleet National Bank                                Call Date: 9/30/96 ST-BK: 25-0590  FFIEC 031
Address:                One Monarch Place                                                                    Page RC-17
City,  State    Zip:    Springfield, MA 01102
FDIC Certificate No.:   0 2 4 9 9
                        ---------

SCHEDULE RC-M--MEMORANDA

                                                                                                                 C465
                                                                                                  -------------------
                                                                  Dollar Amounts in Thousands     RCFD Bil   Mil Thou
---------------------------------------------------------------------------------------------------------------------
1. Extensions of credit by the reporting bank to its executive officers, directors, principal shareholders, and their related interests as of the report date:

   a. Aggregate amount of all extensions of credit to all executive officers, directors,
      principal shareholders, and their related interests......................................   6164           550,070 1.a

   b. Number of executive officers, directors, and principal shareholders to whom the amount of all extensions of credit by the reporting bank (including extensions of credit to related
      interests) equals or exceeds the lesser of $500,000 or 5 percent                  Number
                                                                             ----------------
      of total capital as defined for this purpose in agency regulations.    RCFD 6165     22                            1.b
                                                                             ----------------
2. Federal funds sold and securities purchased under agreements to resell with U.S. branches
   and agencies of foreign banks(1) (included in Schedule RC, items 3.a and 3.b)...............   3405                 0 2.

3. Not applicable.

4. Outstanding principal balance of 1-4 family residential mortgage loans serviced for others
   (include both retained servicing and purchased servicing):

   a. Mortgages serviced under a GNMA contract ................................................   5500       25,856,990 4.a.

   b. Mortgages serviced under a FHLMC contract:

      (1) Serviced with recourse to servicer...................................................   5501           54,298 4.b.(1)

      (2) Serviced without recourse to servicer................................................   5502       34,252,992 4.b.(2)

   c. Mortgages serviced under a FNMA contract:

      (1) Serviced under a regular option contract.............................................   5503          184,834 4.c.(1)

      (2) Serviced under a special option contract.............................................   5504       40,751,543 4.c.(2)

   d. Mortgages serviced under other servicing contracts.......................................   5505       11,239,928 4.d.

5. To be completed only by banks with $1 billion or more in total assets:
   Customers' liability to this bank on acceptances outstanding (sum of items 5.a and 5.b must equal Schedule RC, item 9):

   a. U.S. addressees (domicile)...............................................................   2103           14,104 5.a.

   b. Non-U.S. addressees (domicile)...........................................................   2104              131 5.b.

6. Intangible assets:

   a. Mortgage servicing rights...............................................................    3164        1,534,859 6.a.

   b. Other identifiable intangible assets:

      (1) Purchased credit card relationships.................................................    5506                0 6.b.(1)

      (2) All other identifiable intangible assets............................................    5507          116,198 6.b.(2)

   c. Goodwill................................................................................    3163          660,177 6.c.

   d. Total (sum of items 6.a through 6.c) (must equal schedule RC, item 10)..................    2143        2,311,234 6.d.

   e. Amount of intangible assets (included in item 6.b. (2) above) that have been
      grandfathered or are otherwise qualifying for regulatory capital purposes...............    6442                0 6.e.

7. Mandatory convertible debt, net of common or perpetual stock dedicated to redeem the debt..    3295           75,000 7.

------------
(1) Do not report federal funds sold and securities purchased under agreements to resell with other commercial banks in the U.S. in this item.

Legal Title of Bank:   Fleet National Bank         Call Date: 9/30/96
Address:               One Monarch Place               ST-BK: 25-0590 FFIEC 031
City,  State  Zip:     Springfield, MA 01102                         Page RC-18
FDIC Certificate No.:  0 2 4 9 9
                       -----------

SCHEDULE RC-M--CONTINUED

                                                                                            -------------------------
                                                               Dollar Amounts in Thousands              Bil Mil Thou
---------------------------------------------------------------------------------------------------------------------
 8. a. Other real estate owned:
       (1) Direct and indirect investments in real estate ventures........................   RCFD 5372             0     8.a.(1)
       (2) All other real estate owned:
           (a) Construction and land development in domestic offices......................   RCON 5508         2,221     8.a.(2)(a)
           (b) Farmland in domestic offices...............................................   RCON 5509             0     8.a.(2)(b)
           (c) 1-4 family residential properties in domestic offices......................   RCON 5510         9,228     8.a.(2)(c)
           (d) Multifamily (5 or more) residential properties in domestic offices.........   RCON 5511           441     8.a.(2)(d)
           (e) Nonfarm nonresidential properties in domestic offices......................   RCON 5512        10,894     8.a.(2)(e)
           (f) In foreign offices.........................................................   RCFN 5513             0     8.a.(2)(f)
       (3) Total (sum of items 8.a.(1) and 8.a.(2)) (Must equal Schedule RC, item 7)......   RCFD 2150        22,784     8.a.(3)
    b. Investments in unconsolidated subsidiaries and associated companies:
       (1) Direct and indirect investments in real estate ventures........................   RCFD 5374             0     8.b.(1)
       (2) All other investments in unconsolidated subsidiaries and associated companies..   RCFD 5375             0     8.b.(2)
       (3) Total (sum of items 8.b.(1) and 8.b.(2)) (must equal Schedule RC, item 8)......   RCFD 2130             0     8.b.(3)
    c. Total assets of unconsolidated subsidiaries and associated companies...............   RCFD 5376             0     8.c.
 9. Noncumulative perpetual preferred stock and related surplus included in Schedule RC,
    item 23, "Perpetual preferred stock and related surplus"..............................   RCFD 3778       125,000     9.
10. Mutual fund and annuity sales in domestic offices during the quarter (include proprietary, private label, and third party products):
    a. Money market funds.................................................................   RCON 6441       129,353    10.a.
    b. Equity securities funds............................................................   RCON 8427       105,157    10.b.
    c. Debt securities funds..............................................................   RCON 8428        10,646    10.c.
    d. Other mutual funds.................................................................   RCON 8429             0    10.d.
    e. Annuities..........................................................................   RCON 8430        97,532    10.e.
    f. Sales of proprietary mutual funds and annuities (included in items 10.a through
       10.e above)........................................................................   RCON 8784       220,741    10.f.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 --------------------
 Memorandum                                                         Dollar Amounts in Thousands   RCFD  Bil Mil Thou
---------------------------------------------------------------------------------------------------------------------
 1. Interbank holdings of capital instruments (to be completed for the December report only):
    a. Reciprocal holdings of banking organizations' capital instruments.......................   3836           N/A    M.1.a.
    b. Nonreciprocal holdings of banking organizations' capital instruments....................   3837           N/A    M.1.b.
                                                                                                 --------------------
------------------------------------------------------------------------------------------------------------------------------------

Legal Title of Bank:   Fleet National Bank         Call Date: 9/30/96
Address:               One Monarch Place               ST-BK: 25-0590 FFIEC 031
City,  State  Zip:     Springfield, MA 01102                         Page RC-19
FDIC Certificate No.:  0 2 4 9 9
                       -----------


SCHEDULE RC-N--PAST DUE AND NONACCRUAL LOANS, LEASES,
               AND OTHER ASSETS



The FFIEC regards the information reported in                                                                    ----
all of Memorandum item 1, in items 1 through 10,                                                                 C470
column A, and in Memorandum items 2 through 4,         --------------------------------------------------------------  <-
column A, as confidential.                                 (Column A)           (Column B)            (Column C)
                                                            Past due           Past due 90            Nonaccrual
                                                         30 through 89         days or more
                                                         days and still         and still
                                                            accruing             accruing
                                                       ------------------    ------------------    ------------------
                          Dollar Amounts in Thousands  RCFD  Bil Mil Thou    RCFD  Bil Mil Thou    RCFD  Bil Mil Thou
---------------------------------------------------------------------------------------------------------------------
 1. Loans secured by real estate:                      //////////////////    //////////////////    //////////////////
    a. To U.S. addresses (domicile) .................  1245                  1246        63,732    1247       236,175  1.a.
    b. To non-U.S. addressees (domicile) ............  1248                  1249             0    1250             0  1.b.
 2. Loans to depository institutions and acceptances   /////                 //////////////////    //////////////////
    of other banks:                                    /////                 //////////////////    //////////////////
    a. To U.S. banks and other U.S. depository         /////                 //////////////////    //////////////////
       institutions .................................  5377                  5378           160    5379             0  2.a.
    b. To foreign banks .............................  5380                  5381             0    5382             0  2.b.
 3. Loans to finance agricultural production and       /////                 //////////////////    //////////////////
    other loans to farmers ..........................  1594                  1597             0    1583           715  3.
 4. Commercial and industrial loans:                   /////                 //////////////////    //////////////////
    a. To U.S. addressees (domicile) ................  1251                  1252         5,283    1253        60,030  4.a.
    b. To non-U.S. addressees (domicile) ............  1254                  1255             0    1256             0  4.b.
 5. Loans to individuals for household, family, and    /////                 //////////////////    //////////////////
    other personal expenditures:                       /////                 //////////////////    //////////////////
    a. Credit cards and related plans ...............  5383                  5384         1,272    5385           968  5.a.
    b. Other (includes single payment, installment,    /////                 //////////////////    //////////////////
       and all student loans) .......................  5386                  5387        22,269    5388         9,380  5.b.
 6. Loans to foreign governments and official          /////                 //////////////////    //////////////////
    institutions ....................................  5389                  5390             0    5391             0  6.
 7. All other loans .................................  5459                  5460         7,982    5461           645  7.
 8. Lease financing receivables:                       /////                 //////////////////    //////////////////
    a. Of U.S. addressees (domicile) ................  1257                  1258           114    1259         5,194  8.a.
    b. Of non-U.S. addressees (domicile) ............  1271                  1272             0    1791             0  8.b.
 9. Debt securities and other assets (exclude other    /////                 //////////////////    //////////////////
    real estate owned and other repossessed assets) .  3505                  3506             0    3507        25,944  9.
                                                       -----                 ------------------    ------------------


Amounts reported in items 1 through 8 above include guaranteed portions of past due and nonaccrual loans and leases. Report in item 10 below certain guaranteed loans and have already been included in the amounts reported in items 1 through 8.

                                                       ------------------    ------------------    ------------------
                                                       RCFD  Bil Mil Thou    RCFD  Bil Mil Thou    RCFD  Bil Mil Thou
10. Loans and leases reported in items 1               ------------------    ------------------    ------------------
    through 8 above which are wholly or partially      /////                 //////////////////    //////////////////
    guaranteed by the U.S. Government ...............  5612                  5613        16,166    5614        15,817  10.
    a. Guaranteed portion of loans and leases          /////                 //////////////////    //////////////////
       included in item 10 above ....................  5615                  5616        15,781    5617        11,488  10.a.
                                                       ------------------    ------------------    ------------------

Legal Title of Bank:  Fleet National Bank                                   Call Date: 9/30/96 ST-BK: 25-0590 FFIEC 031
Address:              One Monarch Place                                                                      Page RC-20
City,  State  Zip:     Springfield, MA 01102
FDIC Certificate No.: 0 2 4 9 9
                      ---------

SCHEDULE RC-N -- CONTINUED

                                                                                                                       C473
                                                                                                                      ------

                                                                (Column A)             (Column B)            (Column C)
                                                                 Past Due             Past Due 90            Nonaccrual
                                                              30 through 89           days or more
                                                              days and still           and still
Memoranda                                                        accruing               accruing
                                                             ------------------    ------------------   ------------------
                            Dollar Amounts in Thousands   RCFD  Bil Mil Thou    RCFD  Bil Mil Thou   RCFD  Bil Mil Thou
                            ---------------------------   ------------------    ------------------   ------------------
1. Restructured loans and leases included in              ////
   Schedule RC-N, items 1 through 8, above (and not       ////
   reported in Schedule RC-C, part I, Memorandum          ////
   item 2)..............................................  1658
2. Loans to finance commercial real estate,               ////
   construction, and land development activities          ////
   (not secured by real estate) included in               /////                //////////////////    //////////////////
   Schedule RC-N, items 4 and 7, above.................   6558                 6559             0    6560         2,851  M.2.
                                                          ----                 ------------------    ------------------

3. Loans secured by real estate in domestic offices       RCON                 RCON  Bil Mil Thou    RCON  Bil Mil Thou
                                                          ----                 ------------------    ------------------
   (included in Schedule RC-N, item 1, above):           /////                //////////////////    //////////////////
   a. Construction and land development................   2759                 2769           589    3492        22,571  M.3.a.
   b. Secured by farmland..............................   3493                 3494             0    3495           159  M.3.b.
   c. Secured by 1-4 family residential properties:       /////                //////////////////    //////////////////
      (1) Revolving, open-end loans secured by            /////                //////////////////    //////////////////
          1-4 family residential properties and           /////                //////////////////    //////////////////
          extended under lines of credit...............   5398                 5399         3,769    5400        13,509  M.3.c.(1)
      (2) All other loans secured by 1-4 family           /////                //////////////////    //////////////////
          residential properties.......................   5401                 5402        53,378    5403        90,447  M.3.c.(2)
   d. Secured by multifamily (5 or more) residential      /////                //////////////////    //////////////////
      properties.......................................   3499                 3500           774    3501         9,472  M.3.d.
   e. Secured by nonfarm nonresidential properties.....   3502                 3503         5,222    3504       100,017  M.3.e.
                                                          ----                 ------------------    ------------------


                                                          ----                 ------------------
                                                                                   (Column B)
                                                             Pa                    Past due 90
                                                           thr?                    days or more
                                                          ----                 ------------------
                                                          RCFD                 RCFD  Bil Mil Thou
                                                          ----                 ------------------
4. Interest rate, foreign exchange rate, and other        /////                //////////////////
   commodity and equity contracts:                        /////                //////////////////
   a. Book value of amounts carried as assets..........   3522                 3528             0  M.4.a.
   b. Replacement cost of contracts with a                /////                //////////////////
      positive replacement cost........................   3529                 3530             0  M.4.b.


Legal Title of Bank: Fleet National Bank                                        Call Date: 9/30/96  ST-BK: 25-0590
Address:             One Monarch Place                                                                  Page RC-21
City, State Zip:     Springfield, MA 01102
FDIC    Certificate No.: |0|2|4|9|9|
SCHEDULE RC-O -- OTHER DATA FOR DEPOSIT INSURANCE ASSESSMENTS

                                                                                                            C475
                                                                                         -----------------------
                                                       Dollar Amounts in Thousands       RCON   Bil   Mil   Thou
----------------------------------------------------------------------------------       -----------------------
 1. Unposted debits (see instructions):
    a. Actual amount of all unposted debits.......................................       0030                 64     1.a.
       OR
    b. Separate amount of unposted debits:
       (1) Actual amount of unposted debits to demand deposits....................       0031                N/A     1.b.(1)
       (2) Actual amount of unposted debits to time and savings deposits(1).......       0032                N/A     1.b.(2)
 2. Unposted credits (see instructions):
    a. Actual amount of all unposted credits......................................       3510                 64     2.a.
       OR
    b. Separate amount of unposted credits:
       (1) Actual amount of unposted credits to demand deposits...................       3512                 N/A    2.b.(1)
       (2) Actual amount of unposted credits to time and savings deposits(1)......       3514                 N/A    2.b.(2)
 3. Uninvested trust funds (cash) held in bank's own trust department (not
    included in total deposits in domestic offices)...............................       3520             145,532    3.
 4. Deposits of consolidated subsidiaries in domestic offices and in insured branches in Puerto Rico and U.S. territories and possessions (not included in total deposits):
    a. Demand deposits of consolidated subsidiaries...............................       2211             194,247    4.a.
    b. Time and savings deposits(1) of consolidated subsidiaries..................       2351              17,598    4.b.
    c. Interest accrued and unpaid on deposits of consolidated subsidiaries.......       5514                   9    4.c.
 5. Deposits in insured branches in Puerto Rico and U.S. territories and possessions:
    a. Demand deposits in insured branches (included in Schedule RC-E, Part II)...       2229                   0    5.a.
    b. Time and savings deposits(1) in insured branches (included
       in Schedule RC-E, Part II).................................................       2383                   0    5.b.
    c. Interest accrued and unpaid on deposits in insured branches
       (included in Schedule RC-G, item 1.b)......................................       5515                   0    5.c.

Item 6 is not applicable to state nonmember banks that have not been authorized by the Federal Reserve to act as pass-through correspondents.

 6. Reserve balances actually passed through to the Federal Reserve by the reporting bank on behalf of its respondent depository institutions that are also reflected as deposit liabilities of the reporting bank:
    a. Amount reflected in demand deposits (included in Schedule RC-E, Part I,
       item 4 or 5, column B).....................................................       2314                   0    6.a.
    b. Amount reflected in time and savings deposits(1) (included in
       Schedule RC-E, Part I, item 4 or 5, column A or C, but not column B).......       2315                   0    6.b.
 7. Unamortized premiums and discounts on time and savings deposits:(1)
    a. Unamortized premiums.......................................................       5516                 786    7.a.
    b. Unamortized discounts......................................................       5517                   0    7.b.
-------------------------------------------------------------------------------------------------------------------------
 8. To be completed by banks with "Oakar deposits."
    Total "Adjusted Attributable Deposits" of all institutions acquired under
    Section 5(d)(3) of the Federal Deposit Insurance Act (from most recent FDIC
    Oakar Transaction Worksheet(s))...............................................       5518          2,188,589    8.
-------------------------------------------------------------------------------------------------------------------------
 9. Deposits in lifeline accounts.................................................       5596                       9.
10. Benefit-responsive "Depository Institution Investment Contracts" (included in
    total deposits in domestic offices)...........................................       8432                   0   10.

---------------
(1) For FDIC insurance assessment purposes, "time and savings deposits" consists of nontransaction accounts and all transaction accounts other than demand deposits.

Legal Title of Bank:    Fleet National Bank                                Call Date: 9/30/96 ST-BK: 25-0590  FFIEC 031
Address:                One Monarch Place                                                                    Page RC-22
City,  State    Zip:    Springfield, MA 01102
FDIC Certificate No.:   0 2 4 9 9
                        ---------

SCHEDULE RC-O--CONTINUED


                                                                                                   ------------------
                                                                      Dollar Amounts in Thousands  RCON  Bil Mil Thou
---------------------------------------------------------------------------------------------------------------------
11. Adjustments to demand deposits in domestic offices reported in Schedule RC-E for               //////////////////
    certain reciprocal demand balances:                                                            //////////////////
    a. Amount by which demand deposits would be reduced if reciprocal demand balances              //////////////////
       between the reporting bank and savings associations were reported on a net basis            //////////////////
       rather than a gross basis in Schedule RC-E ...............................................  8785             0  11.a.
    b. Amount by which demand deposits would be increased if reciprocal demand balances            //////////////////
       between the reporting bank and U.S. branches and agencies of foreign banks were             //////////////////
       reported on a gross basis rather than a net basis in Schedule RC-E .......................  A181             0  11.b.
    c. Amount by which demand deposits would be reduced if cash items in process of                //////////////////
       collection were included in the calaculation of net reciprocal demand balances between      //////////////////
       the reporting bank and the domestic offices of U.S. banks and savings associations          //////////////////
       in Schedule RC-E .........................................................................  A182             0  11.c.
                                                                                                   ------------------


Memoranda (To Be Completed Each Quarter Except As Noted)

                                                                                                   ------------------
                                                                      Dollar Amounts in Thousands  RCON  Bil Mil Thou
---------------------------------------------------------------------------------------------------------------------
 1. Total deposits in domestic offices of the bank (sum of Memorandum items 1.a.(1) and            //////////////////
    1.b.(1) must equal Schedule RC, item 13.a):                                                    //////////////////
    a. Deposit accounts of $100,000 or less:                                                       //////////////////
       (1) Amount of deposit accounts of $100,000 or less .......................................  2702    18,512,871  M.1.a.(1)
       (2) Number of deposit accounts of $100,000 or less (to be                           Number  //////////////////
                                                                       --------------------------
           completed for the June report only) ....................... RCON 3779              N/A  //////////////////  M.1.a.(2)
                                                                       --------------------------
    b. Deposit accounts of more than $100,000:                                                     //////////////////
       (1) Amount of deposit accounts of more than $100,000 .....................................  2710    15,061,441  M.1.b.(1)
                                                                                           Number  //////////////////
                                                                       --------------------------
       (2) Number of deposit accounts of more than $100,000 .......... RCON 2722           28,530  //////////////////  M.1.b.(2)
                                                                       ----------------------------------------------
 2. Estimated amount of uninsured deposits in domestic offices of the bank:
    a. An estimate of your bank's uninsured deposits can be determined by multiplying the number of deposit accounts of more than $100,000 reported in Memorandum item 1.b.(2)
       above by $100,000 and subtracting the result from the amount of deposit accounts of more than $100,000 reported in Memorandum item 1.b.(1) above.

       Indicate in the appropriate box at the right whether your bank has a method or                     YES      NO
       procedure for determining a better estimate of uninsured deposits than the                  ------------------
       estimate described above .................................................................  6861       ///   x  M.2.a.
                                                                                                   ------------------
                                                                                                   RCON  Bil Mil Thou
    b. If the box marked YES has been checked, report the estimate of uninsured deposits           ------------------
       determined by using your bank's method or procedure ......................................  5597           N/A  M.2.b.
                                                                                                   ------------------

-----------------------------------------------------------------------------------------------------------------------------
Person to whom questions about the Reports of Condition and Income should be directed:                           C477  <-
                                                                                                                 ----
Pamela S. Flynn, Vice President                                                  (401) 278-5194
------------------------------------------------------------------------------   --------------------------------------------
Name and Title (TEXT 8901)                                                       Area code/phone number/extension (TEXT 8902)


Legal Title of Bank:    Fleet National Bank                                   Call Date: 9/30/96 ST-BK: 25-0590 FFIEC 031
Address:                One Monarch Place                                                                      Page RC-23
City,  State  Zip:      Springfield, MA 01102
FDIC Certificate No.:   0 2 4 9 9
                        ---------

SCHEDULE RC-R--CONTINUED

This schedule must be completed by all banks as follows: Banks that reported total assets of $1 billion or more in Schedule RC, item 12, for June 30, 1995, must complete items 2 through 9 and Memoranda items 1 and 2. Banks with assets of less than $1 billion must complete items 1 through 3 below or Schedule RC-R in its entirety, depending on their response to item 1 below.

                                                                                                    --------------
                                                                                                        C480
1. Test for determining the extent to which Schedule RC-R must be completed. To be                  ---------------
   completed only by banks with total assets of less than $1 billion. Indicate in the                Yes      No
   appropriate box at the right whether the bank has total capital greater than or        -------------------------
   equal to eight percent of adjusted total assets .....................................  RCFD 6056                  1.
                                                                                          -------------------------
     For purposes of this test, adjusted total assets equals total assets less cash, U.S. Treasuries, U.S.
   Government agency obligations, and 80 percent of U.S. Government-sponsored agency obligations plus the allowance for loan and lease losses and selected off-balance sheet items as reported on Schedule RC-L
   (see instructions).
     If the box marked YES has been checked, then the bank only has to complete items 2 and 3 below. If the box marked NO has been checked, the bank must complete the remainder of this schedule.
     A NO response to item 1 does not necessarily mean that the bank's actual risk-based capital ratio is less than eight percent or that the bank is not in compliance with the risk-based capital guidelines.
   -----------------------------------------------------------------
     NOTE: All banks are required to complete items 2 and 3 below.
           See optional worksheet for items 3.a through 3.f.             ------------------------------------------
   -----------------------------------------------------------------          (Column A)            (Column B)
                                           Dollar Amounts in Thousands    Subordinated Debt(1)        Other
----------------------------------------------------------------------     and Intermediate       Limited-Life
2. Subordinated debt(1) and other limited-life capital instruments       Term Preferred Stock  Capital Instruments
   (original weighted average maturity of at least five years)           --------------------  --------------------
   with a remaining maturity of:                                         RDFD  Bil  Mil  Thou  RCFD  Bil  Mil  Thou
                                                                         ------------------------------------------
   a. One year or less................................................   3780          25,737  3786               0  2.a.
   b. Over one year through two years.................................   3781             737  3787               0  2.b.
   c. Over two years through three years..............................   3782          10,745  3788               0  2.c.
   d. Over three years through four years.............................   3783               0  3789               0  2.d.
   e. Over four years through five years..............................   3784               0  3790               0  2.e.
   f. Over five years.................................................   3785       1,101,000  3791               0  2.f.
                                                                         ------------------------------------------
3. Amounts used in calculated regulatory capital ratios (report amounts
   determined by the bank for its own internal regulatory capital                              --------------------
   analyses consistent with applicable capital standards):                                     RCFD  Bil  Mil  Thou
                                                                                               --------------------
   a. Tier 1 capital........................................................................   8274       3,659,643  3.a.
   b. Tier 2 capital........................................................................   8275       1,757,001  3.b.
   c. Total risk-based capital..............................................................   3792       5,416,644  3.c.
   d. Excess allowance for loan and lease losses............................................   A222         264,213  3.d.
   e. Risk-weighted assets (net of all deductions, including excess allowance)..............   A223      45,860,269  3.e.
   f. "Average total assets" (net of all assets deducted from Tier 1 capital)(2)............   A224      47,419,390  3.f.
                                                                         ------------------------------------------
                                                                             (Column A)           (Column B)
Items 4-9 and Memoranda items 1 and 2 are to be completed                      Assets           Credit Equiv-
by banks that answered NO to Item 1 above and                                 Recorded           alent Amount
by banks with total assets of $1 billion or more.                              on the           of Off-Balance
                                                                            Balance Sheet       Sheet Items(3)
                                                                         --------------------  --------------------
4. Assets and credit equivalent amounts of off-balance sheet items       RCFD  Bil  Mil  Thou  RCFD  Bil  Mil  Thou
   assigned to the Zero percent risk category:                           --------------------  --------------------
   a. Assets recorded on the balance sheet:
      (1) Securities issued by, other claims on, and claims
          unconditionally guaranteed by, the U.S. Government
          and its agencies and other OECD central governments.........   3794       2,335,793                        4.a.(1)
      (2) All other...................................................   3795         968,339                        4.a.(2)
   b. Credit equivalent amount of off-balance sheet items.............                         3796         296,454  4.b.
                                                                         ------------------------------------------


----------
(1) Exclude mandatory convertible debt reported in Schedule RC-M, item 7.
(2) Do not deduct excess allowance for loan and lease losses.
(3) Do not report in column B the risk-weighted amount of assets reported in column A.

                                   Call Date: 9/30/96  ST-BK: 25-0590  FFIEC 031
Legal Title of Bank:    Fleet National Bank                           Page RC-24
Address:                One Monarch Place
City,  State  Zip:      Springfield, MA 01102
FDIC Certificate No.:   0 2 4 9 9
                        ---------

SCHEDULE RC-R--CONTINUED



                                                                        (Column A)                   (Column B)
                                                                          Assets                    Credit Equiv-
                                                                         Recorded                   alent Amount
                                                                          on the                   of Off-Balance
                                                                       Balance Sheet               Sheet Items(1)
                                                                  -----------------------     -----------------------
                 Dollar Amounts in Thousands                      RCFD   Bil   Mil   Thou     RCFD   Bil   Mil   Thou
-------------------------------------------------------------     -----------------------     -----------------------
5. Assets and credit equivalent amounts of off-balance
   sheet items assigned to the 20 percent risk category:
   a. Assets recorded on the balance sheet:
      (1) Claims conditionally guaranteed by the U.S.
          Government and its agencies and other OECD
          central governments................................     3798            692,459                                 5.a.(1)
      (2) Claims collateralized by securities issued by the
          U.S. Government and its agencies and other OECD
          central governments; by securities issued by
          U.S. Government-sponsored agencies; and by cash
          on deposit.........................................     3799                  0                                 5.a.(2)
      (3) All other..........................................     3800          8,538,080                                 5.a.(3)
   b. Credit equivalent amount of off-balance sheet items....                                 3801            926,409     5.b.
6. Assets and credit equivalent amounts of off-balance
   sheet items assigned to the 50 percent risk category:
   a. Assets recorded on the balance sheet...................     3802          5,601,621                                 6.a.
   b. Credit equivalent amount of off-balance sheet items....                                 3803            413,089     6.b.
7. Assets and credit equivalent amount of off-balance
   sheet items assigned to the 100 percent risk category:
   a. Assets recorded on the balance sheet...................     3804         32,091,416                                 7.a.
   b. Credit equivalent amount of off-balance sheet items....                                 3805          9,770,697     7.b.
8. Balance sheet asset values excluded from the
   calculation of the risk-based capital ratio(2)............     3806             24,268                                 8.
9. Total assets recorded on the balance sheet (sum of
   items 4.a, 5.a, 6.a, 7.a, and 8, column A) (must equal
   Schedule RC, item 12 plus items 4.b and 4.c)..............     3807         50,251,976                                 9.



                          Dollar Amounts in Thousands                                      RCFD   Bil   Mil   Thou
-------------------------------------------------------------------------------------      -----------------------
1. Current credit exposure across all off-balance sheet derivative contracts
   covered by the risk-based capital standards........................................     8764            118,571     M.1




                                                                With a remaining maturity of
                                    ------------------------------------------------------------------------------------
                                          (Column A)                     (Column B)                  (Column C)
                                        One year or less                Over one year              Over five years
                                                                      through five years
                                    ------------------------------------------------------------------------------------
                                    RCFD  Tril  Bil  Mil  Thou   RCFD  Tril  Bil  Mil  Thou   RCFD  Tril  Bil  Mil  Thou
                                    ------------------------------------------------------------------------------------
2. Notional principal amounts
   of off-balance sheet
   derivative contracts(3):
   a. Interest rate
      contracts.................    3809             8,972,794   8766            20,272,746   8767               719,181   M.2.a.
   b. Foreign exchange
      contracts.................    3812             1,431,018   8769                52,587   8770                     0   M.2.b.
   c. Gold contracts............    8771                15,034   8772                     0   8773                     0   M.2.c.
   d. Other previous metals
      contracts.................    8774                14,134   8775                     0   8776                     0   M.2.d.
   e. Other commodity
      contracts.................    8777                     0   8778                     0   8779                     0   M.2.e.
   f. Equity derivative
      contracts.................    A000                     0   A001                     0   A002                     0   M.2.f.

(1) Do not report in column B the risk-weighted amount of assets reported in column A.
(2) Include the difference between the fair value and the amortized cost of available-for-sale securities in item 8 and report the amortized cost of these securities in items 4 through 7 above. Item 8 also includes on-balance sheet asset values (or portions thereof) of off-balance sheet interest rate, foreign exchange rate, and commodity contracts and those contracts (e.g., futures contracts) not subject to risk-based capital. Exclude from item 8 margin accounts and accrued receivables not included in the calculation of credit equivalent amounts of off-balance sheet derivatives as well as any portion of the allowance for loan and lease losses in excess of the amount that may be included in Tier 2 capital.
(3) Exclude foreign exchange contracts with an original maturity of 14 days or less and all futures contracts.

Legal Title of Bank:   Fleet National Bank         Call Date: 9/30/96
Address:               One Monarch Place               ST-BK: 25-0590 FFIEC 031
City, State  Zip:      Springfield, MA 01102                         Page RC-25
FDIC Certificate No.:  0 2 4 9 9
                       ----------

              OPTIONAL NARRATIVE STATEMENT CONCERNING THE AMOUNTS
                 REPORTED IN THE REPORTS OF CONDITION AND INCOME
                   AT CLOSE OF BUSINESS ON SEPTEMBER 30, 1996

FLEET NATIONAL BANK              SPRINGFIELD              MASSACHUSETTS
----------------------------     -------------------,     ----------------------
Legal Title of Bank              City                     State

The management of the reporting bank may, if it wishes, submit a brief narrative statement on the amounts reported in the Reports of Condition and Income. This optional statement will be made available to the public, along with the publicly available data in the Reports of Condition and Income, in response to any request for individual bank report data. However, the information reported in column A and in all of Memorandum item 1 of Schedule RC-N is regarded as confidential and will not be released to the public. BANKS CHOOSING TO SUBMIT THE NARRATIVE STATEMENT SHOULD ENSURE THAT THE STATEMENT DOES NOT CONTAIN THE NAMES OR OTHER IDENTIFICATIONS OF INDIVIDUAL BANK CUSTOMERS, REFERENCES TO THE AMOUNTS REPORTED IN THE CONFIDENTIAL ITEMS IN SCHEDULE RC-N, OR ANY OTHER INFORMATION THAT THEY ARE NOT WILLING TO HAVE MADE PUBLIC OR THAT WOULD COMPROMISE THE PRIVACY OF THEIR CUSTOMERS. Banks choosing not to make a statement may check the "No comment" box below and should make no entries of any kind in the space provided for the narrative statement; i.e., DO NOT enter in this space such phrases as "No statement," "Not applicable," "N/A," "No comment," and "None."

The optional statement must be entered on this sheet. The statement should not exceed 100 words. Further, regardless of the number of words, the statement must not exceed 750 characters, including punctuation, indentation, and standard spacing between words and sentences. If any submission should exceed 750 characters, as defined, it will be truncated at 750 characters with no notice to the submitting bank and the truncated statement will appear as the bank's statement both on agency computerized records and in computer-file releases to the public.

All information furnished by the bank in the narrative statement must be accurate and not misleading. Appropriate efforts shall be taken by the submitting bank to ensure the statement's accuracy. The statement must be signed, in the space provided below, by a senior officer of the bank who thereby attests to its accuracy.

If, subsequent to the original submission, material changes are submitted for the data reported in the Reports of Condition and Income, the existing narrative statement will be deleted from the files, and from disclosure; the bank, at its option, may replace it with a statement, under signature, appropriate to the amended data.

The optional narrative statement will appear in agency records and in release to the public exactly as submitted (or amended as described in the preceding paragraph) by the management of the bank (except for the truncation of statements exceeding the 750-character limit described above). THE STATEMENT WILL NOT BE EDITED OR SCREENED IN ANY WAY BY THE SUPERVISORY AGENCIES FOR ACCURACY OR RELEVANCE. DISCLOSURE OF THE STATEMENT SHALL NOT SIGNIFY THAT ANY FEDERAL SUPERVISORY AGENCY HAS VERIFIED OR CONFIRMED THE ACCURACY OF THE INFORMATION CONTAINED THEREIN. A STATEMENT TO THIS EFFECT WILL APPEAR ON ANY PUBLIC RELEASE OF THE OPTIONAL STATEMENT SUBMITTED BY THE MANAGEMENT OF THE REPORTING BANK.
-------------------------------------------------------------------------------
No comment [X] (RCON 6979)                                   C471    C472    <-

BANK MANAGEMENT STATEMENT (please type or print clearly):
(TEXT 6980)








                             /s/ Guo DeRosa                       10/24/96
                   --------------------------------------     -----------------
                   Signature of Executive Officer of Bank     Date of Signature

                                    EXHIBITS


      Exhibit T3A   Restated Articles of Incorporation of the Company, dated
                    December 12, 1996.

      Exhibit T3B.  By-laws of the Company, dated December 23, 1987, as amended.

      Exhibit T3C.  Indenture, dated as of December 18, 1996, between the
                    Company, as Issuer, and Fleet National Bank, as Trustee, with respect to the 16% Junior Subordinated Pay-in-Kind Notes due July 18, 2002.

      Exhibit T3D.  Not Applicable.

      Exhibit T3E.  Not Applicable.

      Exhibit T3F.  Cross reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.